Exhibit 99.1 Complete Financial Statements in IFRS December 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relationsExhibit 99.1 Complete Financial Statements in IFRS December 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations

www.pwc.com.br (A free translation of the provision in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2018 and independent auditor's report www.pwc.com.br (A free translation of the provision in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2018 and independent auditor's report

(A free translation of the provision in Portuguese) Independent auditor's report on the consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2018, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the Matters current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, Why it is a and we do not provide a separate opinion on these matters. Key Audit Matter Our audit for the year ended December 31, 2018 was planned and executed How the considering that the operations of the Bank did not present significant matter was modifications in relation to the previous year. In this context, the Key Audit addressed Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the inclusion of key audit matter related to the adoption of IFRS 9, Financial Instruments . PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br(A free translation of the provision in Portuguese) Independent auditor's report on the consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ( Bank ) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2018, and the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the Matters current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, Why it is a and we do not provide a separate opinion on these matters. Key Audit Matter Our audit for the year ended December 31, 2018 was planned and executed How the considering that the operations of the Bank did not present significant matter was modifications in relation to the previous year. In this context, the Key Audit addressed Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the inclusion of key audit matter related to the adoption of IFRS 9, Financial Instruments . PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a key audit matter	How the matter was addressed in the audit

IFRS 9, "Financial Instruments" (Notes 2.2(a), 2.3(c), 2.3(h), 2.4(d), 5 to 10 and 12)

IFRS 9 became effective in January 2018. Itaú Unibanco Holding S.A. adopted the standard retrospectively in order to allow the comparability of balances. IFRS 9 replaces IAS 39 - "Financial Instruments" and presents changes regarding the classification and measurement of financial assets and financial liabilities, the impairment methodology, and the hedge accounting.

The main changes resulting from the adoption of IFRS 9 by Itaú Unibanco Holding S.A. are related to: (i) the change in the criteria for recognition of the allowance for loan and lease losses from incurred loss to expected loss; and (ii) the revision in the classification and measurement of financial assets and financial liabilities criteria, as detailed in Note 2.2. The Bank will continue to apply the hedge accounting requirements established by IAS 39, as allowed by IFRS 9.

In our audit, the provision for expected loss was an area of focus because it requires that management apply judgment to classify the credits in the stages as established by IFRS 9 - "Financial Instruments" and to determine the necessary provision by applying methodology and processes that comprise several assumptions, including the financial position of the related counterparty, the expected future cash flows, the estimated recoverable amounts, and the realization of the guarantees.

The classification and measurement of financial assets pursuant to IFRS 9 (Note 2.4) is now carried out based on businesses models and in the features of the related cash flows (Solely Payment of Principal and Interest Test - SPPI Test).

The financial instruments classified as fair value through profit or loss include operations with low liquidity and no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The measurement of the fair value of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that involve management assumptions in order for them to be valued.

We obtained an understanding of the process that the Bank established to analyze, assess, and implement IFRS 9. We also carried out certain audit procedures, with the support of our specialists, concerning the compliance with IFRS 9.

Regarding the impairment methodology, we performed audit procedures related to the: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) the understanding and testing of controls related to the measurement of the provision for expected loss which includes data, models and assumptions adopted by management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. Furthermore, we tested the guarantees, the projected cash flows, the credit renegotiations, the counterparty's risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in order to comply with IFRS 7 and IFRS 9.

We consider that the criteria and assumptions adopted by Management, including the adoption of IFRS 9, to determine the provision for expected loss are appropriate and consistent, in all material respects, in the context of the financial statements.

In relation to the classification and measurement of financial assets and financial liabilities, we highlight certain audit procedures:

(i) Analysis of management's accounting policies in comparison with IFRS 9 requirements.

(ii) Understanding and testing of Management's process to assess the business models applied and the contractual cash flows that are the basis for the "*Solely Payment of Principal and Interest Test - SPPI Test*".

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit These matters were also focus of our audit in light (iii) We updated our understanding of the of the above mentioned context. valuation methodology used for these financial instruments and the assumptions used by management by comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge of the commonly used valuation practices, and we analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes. We also consider that the IFRS 9 requirements have been applied in the context of the relevance of the financial statements. Information technology environment Itaú Unibanco Holding S.A. and its subsidiaries As part of our audit procedures, with the support rely on their technology structure to process their of our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the Technology represents a fundamental aspect on automated controls of the application systems the evolution of the Bank's business and, over the that are significant for the preparation of the last years, significant short and long-term financial statements. investments have been made in the information technology systems and processes. In addition, we performed procedures that involved combining relevant control tests and, Due to the history of acquisitions and size of the when necessary, tests of compensating controls, operations of the Bank, the technology structure as well as the performance of tests related to the is comprised of more than one technology information security, including the access environment with different processes and management control and the segregation segregated controls. of duties. The lack of adequacy of the general controls of the The audit procedures applied resulted in technology environment and of the controls that appropriate evidence that was considered in depend on technology systems may result in the determining the nature, timing and extent of incorrect processing of critical information used other audit procedures. We believe that the to prepare the financial statements, as well as processes and controls of the information risks related to information security and technology environment have provided a cybersecurity. Accordingly, this continued as an satisfactory basis to be used in the results of our area of focus in our audit. audit of the financial statements. Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit These matters were also focus of our audit in light (iii) We updated our understanding of the of the above mentioned context. valuation methodology used for these financial instruments and the assumptions used by management by comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge of the commonly used valuation practices, and we analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes. We also consider that the IFRS 9 requirements have been applied in the context of the relevance of the financial statements. Information technology environment Itaú Unibanco Holding S.A. and its subsidiaries As part of our audit procedures, with the support rely on their technology structure to process their of our specialists, we assessed the information operations and prepare their financial statements. technology environment, including the Technology represents a fundamental aspect on automated controls of the application systems the evolution of the Bank's business and, over the that are significant for the preparation of the last years, significant short and long-term financial statements. investments have been made in the information technology systems and processes. In addition, we performed procedures that involved combining relevant control tests and, Due to the history of acquisitions and size of the when necessary, tests of compensating controls, operations of the Bank, the technology structure as well as the performance of tests related to the is comprised of more than one technology information security, including the access environment with different processes and management control and the segregation segregated controls. of duties. The lack of adequacy of the general controls of the The audit procedures applied resulted in technology environment and of the controls that appropriate evidence that was considered in depend on technology systems may result in the determining the nature, timing and extent of incorrect processing of critical information used other audit procedures. We believe that the to prepare the financial statements, as well as processes and controls of the information risks related to information security and technology environment have provided a cybersecurity. Accordingly, this continued as an satisfactory basis to be used in the results of our area of focus in our audit. audit of the financial statements.

Itaú Unibanco Holding S.A.

Why it is a key audit matter	How the matter was addressed in the audit
Recoverability and measurement of Tax credit (Notes 2.3(g) and 24(b))	
The tax credit arising from temporary differences and income tax and social contribution losses is recorded to the extent management considers probable that the Bank and its subsidiaries will generate future taxable profit. The projection of the future taxable profit takes into account a number of subjective assumptions established by management. We considered this an area of focus in our audit again, since the amounts involved are relevant and because using different assumptions in the projection of the future taxable profit could materially modify the expected periods for realization of tax assets, thus affecting the accounting records.	We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards, including the necessity of analyzing the perspectives for the realization of these assets via projections of future taxable profit. We tested the design and the effectiveness of the main controls over the respective disclosures. We also compared the critical assumptions used for projecting future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the accompanying notes.
Realization of goodwill (Notes 2.3(b), 2.4(aiii) and 3)	
The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires that management apply judgment and estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future results, for which using different assumptions may significantly modify the perspective of realization of these assets and the possible need to account for impairment, with consequent impact on the financial statements; and (ii) of the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.	We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the critical judgment and assumptions used by management. With the support of our specialists, we tested management´s projections and assumptions used to test the recoverable amount of intangible assets, focusing on the most representative cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates. We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are reasonable considering the available observable and internal data, as well as the disclosures in the notes to the financial

Itaú Unibanco Holding S.A.

Why it is a key audit matter	How the matter was addressed in the audit
	statements are consistent with the information obtained.
Provision for contingent liabilities (Notes 2.3(j), 2.4(o) and 29)	
The Bank and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, which are inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex aspects, depending on the applicable legislation. In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance. In addition, in 2017, a labor reform was approved and an agreement instrument for the termination of civil legal proceedings related to economic plans was signed. During the current year, management started the process of signing agreements related to economic plans with customers and consequently the payment of resources. It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence over certain litigations are not always uniform. In this context, we continued to focus on this area in our audit.	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the court decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of loss, which is estimated according to the characteristics, in fact or in law, related to each proceeding in particular. We tested the models used to quantify judicial proceedings of civil and labor nature considered on a group basis. We had the support of our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding, when assessing the risk of these individualized proceedings. In addition, we performed test-based confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Other matters

Statement of value added

The consolidated statement of value added for the year ended December 31, 2018, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether this statement is

Itaú Unibanco Holding S.A. reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Itaú Unibanco Holding S.A. reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value . In our opinion, this statement of value added has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the financial statements taken as a whole. Other information accompanying the financial statements and the auditor's report The Bank's management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's and its subsidiaries financial reporting process. Auditor's responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Itaú Unibanco Holding S.A. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 Itaú Unibanco Holding S.A. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6

Management Report
Year 2018

Dear reader,

In 2018 we celebrated the 10th anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America's largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century.

Our story begins in 1924, when the banking section of Casa Moreira Salles started its operations in Minas Gerais, later becoming União dos Bancos Brasileiros and widely known as Unibanco.

The other pillar of our history began with the creation of Banco Central de Crédito in 1943 in the city of São Paulo. Before the early decades of its life had ended, mergers resulted in the creation of Banco Itaú América and the resulting consolidation of the Itaú brand.

The volatility of the context in which we find ourselves, especially the Brazilian economy, has contributed to increasing our ability to manage risks, get uses to scenarios of uncertainty and adapt rapidly to changes.

The merger between Itaú and Unibanco merger was considered the largest deal in the country's history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis on the international market.

In spite of this context, we learned from our customers, evolved and created an organization capable of expanding its operations overseas. The result was a new bank with the vocation and ability to foster people's power of transformation. Ten years later, our market value at December 31, 2018 was R$342.0 billion, three times greater than the sum total of the two organizations in 2008.

This transaction is not the end of the history of two great banks. Rather it is the starting point of an endeavor especially focused on our customers, employees and on the use of the best digital tools to make it easier to use our products.

As part of the merger consolidation process and the construction of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operational and financial expenses, but also the cost of capital allocated to each business line in an effort to achieve proper remuneration. This has meant that our operations are now dedicated to businesses that effectively create shareholder value, stipulating the minimum return required for our operations.



Itaú
UNIBANCO
1924
Casa Moreira Salles in Minas Gerais
1943
Banco Central de Crédito in São Paulo
2008
Merger between Itaú and Unibanco
CORPBANCA
Closure of capital
rede
citi Retail - Brazil
CREDICARD
recovery
Banco Itaú BMG Consignado
Acquisition of a minority interest in:
xp investimentos
2018

12

At the time of the merger there were clear signs that Brazil's economy was running out of steam. We reacted to the adverse scenario with a policy based on three pillars. As a result, we have tripled the value creation since 2012, jumping from R$ 3.1 billion, to R$ 9.2 billion.

Review of the business model

Defining risk appetite

The risk appetite establishes the types and levels of risk acceptable to the bank within which management seeks to maximize the value creation. The underlying Risk Management Principles are: Sustainability and Customer Satisfaction, Risk Culture, Risk Pricing, Diversification, Operational Excellence and Ethics and respect for regulations.

Focus on services

Our focus on Services and Insurance products (insurance, pension plans and savings bonds) is due to the fact that they are less susceptible to economic cycles. This means that the performance of its results is more predictable. In addition, services require lower capital allocations.

Control of costs and efficiency

We are constantly striving to improve efficiency and obtain productivity gains in our operations, as we see that there are always opportunities to improve control of our costs.

Always seeking to maximize the value creation for stakeholders

(considers managerial information based on BRGAAP)

Portfolio of Payroll and Mortgage x Vehicles

(in R$ billions)



31.6
51.2
88.7
15.9
2012
2018

Value Creation

(in R$ billions)



3x
3.1
5.6
-1.6
-0.9
9.2
9.3
0.9
-1.0
2012
2018
Services and Insurance
Credit
Other

Risk-Adjusted efficiency ratio



73.1%
61.2%
2012
2018

13

Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 14Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 14

Comparing ourselves with these benchmark companies in customer satisfaction is due to the fact that we are up front in comparison with our Brazilian peers. We ended the year in sixth place in Central Bank's ranking of complaints[1], the same position as in 2017. Among the large Brazilian banks, we holded the best complaints ratio.



Ranking - BACEN 1
4
2016
6
2017
6
2018

(1) Source: Central Bank of Brazil

NPS

To measure customer satisfaction, we adopted the Net Promoter Score (NPS), a universal method to evaluate satisfaction. Customers were asked about the probability of their recommending the Bank to a friend on a scale of 0 to 10. Those who attributed scores of 9 or 10 are considered promoters; scores of 7 or 8 are neutral, and 6 or less are considered detractors. In the Itaú Branches, for example, we have almost ten times more promoters than detractors. In the case of Itaú Uniclass, the figure is seven-fold. Comparatively speaking, our NPS[2] exceeds those of our main competitors



ItaúAgências
Competitive NPS (base 100)
100
78
66
59
Itaú
2º
3º
4º
ItaúUniclass
Competitive NPS (base 100)
100
71
58
58
Itaú
2º
3º
4º
ItaúPersonnalité
Competitive NPS (base 100)
100
78
66
59
Itaú
2º
3º
4º

(2) Baseline date: Second half of 2018

We have accepted the challenge of changing leagues. After all, our vision is to be the leading bank in sustainable performance and customer satisfaction. In 2018, we created the customer-centric principles that will guide the Bank's operating strategy.

WE WANT TO **change leagues** AND THE 7 PRINCIPLES **of customer centricity** will take us there

1. We know and understand our customer.
2. Customer priority in decision making.
3. The customer's problem is my problem.
4. Captivating the customer is everyone's responsibility.
5. We innovate, do tests with the customer and quickly learn from our mistakes and successes.
6. Clear, simple and transparent communication with the customer.
7. We recognize and reward for customer satisfaction.

Changing leagues requires us to constantly evolve our initiatives and processes. To reinforce this commitment, from 2019, the Ombudsman's Office will report directly to our Chief Executive Officer.

The Ombudsman's Department plays a key role in transforming what we do. It is the department responsible for handling complaints from customers who are dissatisfied with the solutions offered through the others bank's channels. It also responds to demands from regulatory bodies, in addition to permanently dialoging with them, such as the Central Bank and the Consumer Protection Agency-Procon. Furthermore, it has the important function of identifying opportunities for improvement in different areas of the bank, based on our customers' complaints, addressing these internally. Customers who complain to us are, to a certain extent, being generous, as they afford us the chance to correct what we have done and to improve our procedures.

We highlight below some examples implemented in 2018 of what it means to put the customer at the center of our operations.

- Development of an open insurance platform
- Digital branches to very small companies
- First installment in until 90 days for personal loan
- TAXA ZERO — Zero carrying rate to Pension Plans[3] and Treasury custody

(3) Applicable to PGBL and VGBL products.

15

Nowadays, digital products are developed with the customer in mind. From their point of view, this evolution is perceived in two strands: mobile and customer in the internet.

Our commitment to changing leagues therefore involves digital transformation. We work using our entire intellectual capacity to help people, to be relevant in their lives, to save time and generate value, this is what we refer to as "living the power of digital".

The focus of our operational approach is divided into three major strands, the first of which is to foster what we call DigiUAU Experiences.

INNOVATIONS OF 2018

- an more than 11 million individual customers using digital channels
- 22,000 hours of cloud-based training for over 800 employees
- over 40 new functionalities in the mobile channel
  318 upgrades in all our apps in 2018
  an average of 2 updates per month per app
- New Cubo openning
  4 times more | space | startups | partners | residents
  728 deals with large businesses, more than 60 projects with Itaú Unibanco


APP ITAÚ PF
4.3 4.6
APP LIGHT
1st Bank
with app for reduced memory smartphones
4.5
APP REDE
control of card receivables using cell
3.8 4.4
APP ABRECONTA
1st Bank
to open accounts using a cell phone
4.6 4.8
APP ITAUCARD
4.4 3.6
APP ITAÚ EMPRESAS
4.3 3.6

MOBILE

Itaú Keypad

In June, we launched the Itaú Keypad. The functionality is an innovative approach to doing transactions on any application using the on-board cell phone keypad, which attracted over 200,000 users during the launch month.

My Finances

The service that organizes the customer's main checking account information in order to help them to better understand their financial behavior.
Only two weeks after launch, the service had more than 5 million accesses, a daily average of 200,000 visits.

New investment experience on cell phones

We expanded the offer of products available on cell phones and enhanced the customer experience, making the investment process simpler and clearer on the platform. In just one month, the new shelf recorded over half a million accesses.

Apple pay

The largest digital portfolio in Brazil in the 1st month of launch with 35% of eligible Itaú customers registered.

SAMSUNG pay

The portfolio with the highest average transaction per user in the first 3 months, with a usage rate of 11 transactions per month by customer.

abreconta App

During the year, more than 600,000 individual accounts were opened using the abreconta app.

INTERNET

New account Statement

We improved accessibility with a new experience, new layout and new functionalities.

Digital Renegotiation

We gave business customers more autonomy to renegotiate their overdue contracts via a digital channel.

Categorization of accounts payable

We simplified the user experience by unifying several functions in one place.

We have made it possible for our customers to do most of their transactions via internet, but they also have the physical branches at their disposal.

16

We believe that technology is more valuable when used to satisfy our customers. DigiUAU experiences are an example. We provide a simple and convenient functionality that meets our customers' expectations. This does not just involve product concepts. We are talking about the end-to-end process, from contact with the customer, to the processing of the transaction, customer service and after-sales. Everything must revolve around this if, at the end of the day, we are to afford the customer the best experience.

Another approach that strengthens the use of technology in the customer's favor is Digital to Be More Personal. We integrate physical and remote experiences. Irrespective of our customer's relationship channel with the Bank, the experience has to be special. This means that the same agility, transparency and proximity must be perceived at any point of contact the customer chooses.

All these efforts dedicated to our digital transformation have already produced evidence of benefits and greater customer adherence to the digital world, which has a positive impact on their satisfaction. In 2018, we saw overall growth of 35% in the number of individual customers accessing our digital channels on a daily basis. In the case of business customers, growth was 26%.

We have put a lot of effort into working better and more intensively on analytics within the bank. Today, if compared to 2015, we have double the structured and organized data in a single repository. Using this data, along with applications like machine learning and artificial intelligence, we have already created several solutions that produce gains in operating efficiency. Our Virtual Assistant of the Itaucard application, for example, means that 93% of customers do not need another form of service to clarify doubts or problems. This results in greater autonomy and satisfaction. The investment in cloud architecture has also been one of our priorities, as it affords greater flexibility of change and speed of delivery.

Also within the context of innovation, as from February 2018 we started to use blockchain technology to add additional agility and traceability to the negotiation process of margin calls - guarantees the banks receive to reduce credit risks involving unfavorable variances in the over-the-counter derivatives market. We closed Latin America's first sindicate loan transaction using blockchain. It was a funding raise of US$100 million from Itaú Unibanco.

The third approach is to embrace the commitment to Be Digital in Essence. This involves creating projects in a more agile manner, either by developing them on a flexible and efficient platform, or the product approval process or implementation at branch level. We have invested in refining the use of data and have channeled our efforts into overcoming several internal barriers and promoting improvements that enable us to evolve more quickly. We have reformulated the governance on technology, in addition to strengthening agile practices and the importance of promoting continuous delivery of value in shorter cycles.

Hand in hand with all this technology, there are 100.3 thousand employees who dedicate themselves, day in, day out, to understanding and captivating customers, and Itaú Unibanco has been a first mover on several initiatives in this field undergoing a profound transformation: **people management**.


ATMs
telephone
internet
social networks
biometrics
cell phones
salas.com
agile dev.
Personnalite digital
hackathon
multichannel
new data center
cloud
cube

17

Changing leagues will depend on how our employees work. Several actions have been developed to transform and improve our employees' experience throughout their entire cycle within the organization.

We believe it is our role to value people as they are, their experiences, characteristics and mindsets, eliminating barriers so that all employees can develop their potential, and so that we can achieve the Best Version of Each of us.

To afford greater autonomy and comfort in the work space, in addition to encouraging diversity of styles within the organization, we have developed a campaign entitled Go as I Am, based on a flexible dress code, but always highlighting the importance of common sense and respect for the context and the day's business engagements.

Still on the issue of employee autonomy, a proposal was put forward for a new way of working in the case of several specific areas within the organization, the home office model. The purpose of this initiative is to offer greater convenience and flexibility. Besides enhancing efficiency, it improves the employees' quality of life.

We have 30 communities working with lean and agile principles, where the focus is on collaboration and less hierarchy. There are more than 6,000 people working under this model, and in 2018 we took the first steps to foster integration between the technology area and the business areas of the Bank.

To be able to undertake all these transformations, we value the differences existing within each individual and that is why we have adopted a program that values diversity and respect for people, whose pillars are:

Gender

We are working for equality, so that men and women have equal opportunities for development, growth within the bank and compensation.

Race

We are working to make racial representativeness a reality. The purpose is to enhance the attractiveness and influx, so that all employees have the same opportunities.

Age

To break restrictive paradigms and promote actions intended for employees aged 55 or over, seeking to increasingly improve their experiences here in the bank.

PwD

Fostering accessibility, qualification and equality of opportunity.

Religion

A secure and respectful environment, irrespective of beliefs or non-beliefs.

LGBT+

A secure and respectful environment, irrespective of sexual orientation and gender identity.

We highlight other initiatives such as the campaign for women's empowerment, the Racial Diversity Week and the LGBT+ Diversity Week. We brought together 804 participants in a live session. 160,000 views were generated in stories on Instagram in just 72 hours. Among the events held, worthy of note is Itaú Introduces: Malala, in July in São Paulo, in the presence of the young Pakistani activist, the youngest person to receive the Nobel Peace Prize, in 2014. The event took place before 900 people, most of them public school children or members of NGOs, and was broadcast live on all the social networks of the Bank.

Changing leagues also implies measuring the degree of satisfaction of our employees and how willing they are to recommend and defend Itaú Unibanco. To that end, just as we implemented NPS for customers, we have now begun monitoring the e-NPS (Employee Net Promoter Score).

In recognition of our efforts, we are the only bank to figure among the 20 Best Companies to Work For, in the 2018 edition the of GPTW/Época magazine. For the 10th consecutive year, we are on the list of young people's "Dream Companies", according to the Dream Career survey. And we headed up the 2018 LinkedIn ranking of "TOP Companies".

A stronger team makes us a stronger bank. This is important because we face the challenge of fully integrating risk management into the performance of the business, while incorporating the dimensions of the strategic risks in a structured manner.

It is also our responsibility to disseminate the culture of risk within the Bank. After all, managing risks is the essence of our business and a responsibility of all employees.

18

Risk management is one of the strategic objectives we have classified in the Continuous Improvement group, because we have learned that risk management has to incorporate more than its traditional concepts (market risk, credit risk and operational risk), which we closely monitor. The huge transformations in our business environment demand that we monitor and take a pro-active approach to other types of risk we classify as strategic.



Market & Liquidity
Operational
Technological
Credit
Strategic
Traditional
Business
Regulatory
Compliance
Information Security
People

New technologies with disruptive potential Obsolescence of **legacy systems** **Data and models**
New entrants and traditional competition Changes in **customers' habits** New **business models**
Changes in **laws** and **rules** Fostering of **competition** and **innovation** New **regulations**
Attractiveness and retention of **talent** New **work methods**

Itaú Unibanco has a significant risk management structure whose directives are approved by the Board of Directors using Risk Appetite. This appetite encompasses the risk categories we monitor and sets the guidelines for the organization's entire operations.

To consistently create value, in addition to properly managing our risks, our goal is to ensure our sustainable profitability. We strive to continuously enhance the efficiency of our operations, identifying opportunities for reducing costs, managing our investments to make us more agile, in addition to more efficient management of capital allocations using the appropriate cost of capital.

The focus on efficiency is a very significant issue on our strategic objective of sustainable profitability, which has been designated as a priority within the Bank for quite some time. We have embarked on initiatives ranging from the reduction of wastage and structural reviews, to projects for enhancing productivity and digitalization. In this way, we hope to expand economies of scale while ensuring synergies for the business.

Our results, the outcome of the strategy traced out in 2012, are proof that we have been successful in our approach.

KEY PARTNERSHIPS AND BUSINESSES IN 2018

xp investimentos

In August, we concluded the acquisition of a 49.9% minority interest in XP Investimentos through a capital injection of R$600 million, and the acquisition of R$5.7 billion[1] in shares. The contract also provides for a one-off additional transaction in 2022, subject to future approval by the Central Bank and which, if approved, will enable us to hold 62.4% of the total equity of XP (equal to 40.0% of the common shares) based on an income multiple (19 times) of XP, and it is certain that control of the XP group will remain unchanged, with the shareholders of XP Controle Participações S.A..

Ticket

We have acquired a minority holding of 11% in Ticket through a capital increase to be paid up with a cash injection, proportional to the equity value of the holding in the company, with Ticket granted right of exclusivity on the distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank's companies customer base.

(1) Figures on the date of signature of the contract, which were adjusted up to the financial settlement date.

19

In R$ billions	2018	2017	Variation in 12 months
Income Information			
Banking Product	104.2	111.5	-6.6%
Net Banking Product of Expected Losses from Financial Assets and Claims	94.0	90.6	3.8%
Banking Service Fees and Insurance [1]	40.8	39.1	4.1%
Expected Loss from Financial Assets and Claims	(10.2)	(21.0)	-51.4%
General and Administrative Expenses	(57.5)	(53.5)	-7.6%
Net Income	25.6	23.2	10.4%
Net Income Attributable do Owners of the Parent Company	24.9	23.2	7.4%
Recurring Return on annualized Average Equity	20.5%	20.0%	50 bps

	4Q18	3Q18	Variation in the Quarter	2017	Variation in 12 months
Balance Sheet Information					
Total Assets	1,552.8	1,524.5	1.9%	1,436.2	8.1%
Loan Portfolio [2]	640.5	642.0	-0.2%	604.2	6.0%
Tier 1 Capital - Basel III [3]	15.9%	14.8%	110 bps	15.3	60 bps

	2018	2017	Variation in 12 months
Information per share and dividends			
Weighted Average Number of outstanding shares	9,718,162,444	9,755,865,045	-0.4%
Net income per share - R$	2.56	2.38	7.6%
Shareholder Return (dividends and Interest on Own Capital, net of Income Tax	22.4	17.6	27.8%

In 2018 we had a 10.4% increase in net income interests when compared to the previous year. This increase was enabled by the lower cost of credit related to the improvement in credit risk from clients of the Wholesale Bank in Brazil. Another highlight was the growth in commission and fees driven by the increase in our individuals account holders base and by higher asset management fees. Both were partially offset by the growth in noninterest expenses. This growth in expenses was related to the integration of the retail operations from Citibank and to the increase in expenses in Latin America (ex-Brazil) due to the impact of the foreign exchange variation.

(1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Includes the balance of allowance for financial guarantees provided and corporate securities; (3) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital.

09

Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 21Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 21

Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport 12.4 24 - - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 22Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport 12.4 24 - - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 22

In January 1999, the Dow Jones Sustainability Index (DJSI) was created. Today, we are still the only Latin American bank on the index since its inception. In the 2018/2019 edition, we were chosen for the 19th consecutive year. This time, we were awarded the best score in the banking sector in the items "Environmental Reporting", "Fiscal Strategy", "Financial Stability and Systemic Risk", "Financial Inclusion", "Corporate Citizenship and Philanthropy" and "Social Reporting". Moreover, we were also chosen to be part of the Dow Jones Sustainability Emerging Markets Index portfolio. Furthermore, we are also on the Bloomberg Gender Equality Index, once again figuring on the 2018 Gender Equality Index organized by Bloomberg.

For the 13th consecutive year, we have been chosen for the select portfolio of the B3 Corporate Sustainability Index (ISE), which reflects the returns on a portfolio consisting of the shares of companies with the best performance in all aspects of corporate sustainability.

These recognitions are not only the result of one or other isolated action, but of our permanent concern with sustainability. One of these actions involves bicycles, endearingly referred to as the "laranjinhas" (little orange ones), which are part of the day-to-day life of six Brazilian capital cities, as well as Santiago, in Chile.

Corporate governance plays the fundamental role of protecting the interests of the various stakeholders with whom the organization relates, and it is key to achieving long-term sustainable growth. It is an integral part not only of the challenges described herein, but also of every phase of our daily activities, from compensation practices, to risk management.

We wish to draw attention to several corporate governance actions in 2018:

- In July saw the approval for the full-time installation of our Fiscal Council, which operates independently from our management, our external auditors and the Audit Committee. Since the year 2000, the Fiscal Council has been installed on an annual basis.
- In January 2019, Caio Ibrahim David was invested as the General Director, Wholesale Banking. Prior to this, he had been Vice President, Risks and Finance, CFO and CRO. This position was taken up by Milton Maluhy Filho, who ended his term of office as president of Itaú CorpBanca, in January 2019.
- In January 2019, we announced the creation of the Social Responsibility Committee, which will report to the Board of Directors. Its remit is to define strategies and monitor the performance of our actions involving this issue.

A fundamental value of good corporate governance is transparency with investors. We strive to ensure unfettered communication with shareholders. In 2018, we held 16 Apimec meetings across Brazil, attracting 2,437 shareholders. Our Apimec SP meeting (public meeting) was awarded the seal of "Quality" as the Best Apimec SP meeting of 2018.

In addition, we innovated with the launch of our new Investor Relations site, with a flexible design, three different layouts for specific times of the year and for when we need to inform users.

A new departure on the site is the podcast, a trend in digital communication. Itaú Unibanco is the first publicly traded company in Brazil to have a podcast designed for Investor Relations. We will make audio content available on a monthly basis, and there are already 4 editions available on our site, while the audio files are also available on other platforms like Spotify and ITunes.

Our results are the event of having applied our business model and the six strategic objectives. All future actions and plans described in this document serve one and the same purpose: the value creation for both our shareholders and society.

The distribution of added value[1] in 2018 amounted to R$73.0 billion, consisting of taxes, employees, reinvestments, shareholders and other.

(1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin.



R$ billion
Other
R$1.5
Reinvestments
R$2.1
Taxes
R$23.3
2%
3%
32%
R$73.0
33%
Shareholders
R$24.4
30%
Employees
R$21.6

23

Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) to 12/31/2018


559
368
269
183
100
Oct-08
Jun-09
Feb-10
Oct-10
Jun-11
Feb-12
Oct-12
Jun-13
Feb-14
Oct-14
Jun-15
Feb-16
Oct-16
Jun-17
Feb-18
Dec-18
ITUB4 adjusted for dividends
ITUB4 not adjusted for dividends
CDI
Dollar

Average Daily Volume Trading of Itaú Unibanco Shares (R$ millions)


702
292
410
2012
659
326
333
2013
827
419
409
2014
984
478
506
2015
942
438
504
2016
877
442
435
2017
1.256
652
604
2018
B3 (common and preferred shares)
NYSE (ADR)

Our common and preferred shares underwent a 50% split on 11/26/2018. As a result, the shareholders received a new share, free of charge, for every two shares of the same type they were holding. It is important to point out that monthly dividends were held at R$0.015 per share, so that the total monthly amount paid to the shareholders has risen by 50%, since 01/02/2019.

Furthermore, in 2018 we acquired[1] 19.7 million of our own preferred shares at an average price of R$25.93 per share. Our current repurchase program, approved by the Board of Directors in December 2017, authorizes us to acquire up to 28,616,649 of our own common shares and up to 50 million of our own preferred shares, permitting the transactions to take place between December 20, 2017 and June 19, 2019.

(1) amounts adjusted for the split of 50%.

In 2018, we paid, recognized in a provision or identified in Stockholders' Equity the amount of R$22.4 billion in dividends and net interest on capital, the highest in our history, corresponding to 87.2% of 2018 consolidated recurring net income, which represents an increase of 27.8% from 2017 fiscal year.

Acknowledgements

We wish to thank our employees for their dedication and skills, which have enabled us to obtain consistent results; and our customers and shareholders for their trust in Itaú Unibanco (Approved at the Meeting of the Board of Directors on February 4 , 2019).

24

INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and of their subsidiaries for the period from January to December 2018 abide by the standards established by the National Monetary Council (CMN), in accordance with international financial reporting standards (IFRS) approved by the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 25INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and of their subsidiaries for the period from January to December 2018 abide by the standards established by the National Monetary Council (CMN), in accordance with international financial reporting standards (IFRS) approved by the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 25

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	12/31/2018	12/31/2017	01/01/2017
Cash		37,159	18,749	18,542
Financial Assets		1,424,876	1,330,251	1,246,833
Compulsory deposits in the Central Bank of Brazil		94,148	98,837	85,700
At Amortized Cost		994,759	905,729	902,289
Interbank deposits	4	26,420	29,048	22,688
Securities purchased under agreements to resell	4	280,136	244,707	265,050
Securities	9	110,395	111,424	102,568
Loan operations and lease operations portfolio	10	536,091	497,719	494,851
Other financial assets	18a	75,090	59,568	53,895
(-) Provision for Expected Loss		(33,373)	(36,737)	(36,763)
At Fair Value Through Other Comprehensive Income		49,323	52,149	40,039
Securities	8	49,323	52,149	40,039
At Fair Value Through Profit or Loss		286,646	273,536	218,805
Securities	5	263,180	250,693	194,574
Derivatives	6 and 7	23,466	22,843	24,231
Investments in associates and jointly controlling entities	11	12,019	5,055	5,073
Fixed assets, net	13	7,302	7,359	8,042
Goodwill and Intangible assets, net	14	19,329	19,383	17,056
Tax assets		42,830	44,249	45,081
Income tax and social contribution - current		2,831	2,336	2,703
Income tax and social contribution - deferred	24b	32,781	35,869	38,202
Other		7,218	6,044	4,176
Other assets	18a	9,282	11,193	10,687
Total assets		**1,552,797**	**1,436,239**	**1,351,314**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 26

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2018	12/31/2017	01/01/2017
Financial Liabilities		1,151,237	1,056,717	1,012,075
At Amortized Cost		1,119,734	1,024,584	982,116
Deposits	15	463,424	402,938	329,414
Securities sold under repurchase agreements	17a	330,237	312,634	349,164
Interbank market debt	17b	134,670	124,587	129,648
Institutional market debt	17c	93,974	98,482	96,239
Other financial liabilities	18b	97,429	85,943	77,651
At Fair Value Through Profit or Loss		27,711	27,211	25,217
Derivatives	6 and 7	27,519	26,746	24,698
Structured notes	16	192	465	519
Provision for Expected Loss	10	3,792	4,922	4,742
Loan Commitments		2,601	3,015	2,761
Financial Guarantees		1,191	1,907	1,981
Reserves for insurance and private pension	27c	201,187	181,232	154,076
Provisions	29	18,613	19,736	20,909
Tax liabilities	24c	5,284	7,836	4,950
Income tax and social contribution - current		2,058	3,175	1,741
Income tax and social contribution - deferred	24b	447	391	(289)
Other		2,779	4,270	3,498
Other liabilities	18b	26,010	26,362	26,920
Total liabilities		**1,402,331**	**1,291,883**	**1,218,930**
Capital	19a	97,148	97,148	97,148
Treasury shares	19a	(1,820)	(2,743)	(1,882)
Additional paid-in capital	19c	2,120	1,930	1,785
Appropriated reserves	19c	13,480	12,499	3,443
Unappropriated reserves	19c	29,666	26,030	23,740
Cumulative other comprehensive income		(3,812)	(3,486)	(4,139)
Total stockholders' equity attributed to the owners of the parent company		**136,782**	**131,378**	**120,095**
Non-controlling interests	19d	13,684	12,978	12,289
Total stockholders' equity		**150,466**	**144,356**	**132,384**
Total liabilities and stockholders' equity		**1,552,797**	**1,436,239**	**1,351,314**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 27

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Banking product		**104,200**	**111,523**	**118,422**
Interest, similar income and dividend	21a	133,177	145,641	162,405
Interest and similar expenses	21b	(70,612)	(78,330)	(95,129)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	(4,834)	4,181	7,066
Foreign exchange results and exchange variations on transactions		2,974	(250)	5,513
Banking service fees	22	36,809	34,448	31,918
Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance		3,961	4,699	5,265
Income related to insurance and private pension, net of reinsurance		24,097	26,876	24,755
Change in reserves for insurance and private pension		(20,136)	(22,177)	(19,490)
Other income		2,725	1,134	1,384
Expected Loss from Financial Assets and Claims		**(10,182)**	**(20,966)**	**(24,355)**
Expected Loss with Loan Operations and Lease Operations	10c	(10,587)	(18,381)	(22,466)
Expected Loss with Other Financial Assets		1,633	(1,393)	(404)
(Expenses) Recovery of claims, net of reinsurance		(1,228)	(1,192)	(1,485)
Net Banking Product of Expected Losses from Financial Assets and Claims		**94,018**	**90,557**	**94,067**
Other operating income (expenses)		**(63,410)**	**(59,975)**	**(58,388)**
General and administrative expenses	23	(57,538)	(53,494)	(50,905)
Tax expenses		(6,619)	(7,031)	(8,011)
Share of profit or (loss) in associates and jointly controlling entities	11	747	550	528
Income before income tax and social contribution		**30,608**	**30,582**	**35,679**
Current income tax and social contribution	24a	(2,564)	(4,539)	(3,898)
Deferred income tax and social contribution	24a	(2,405)	(2,818)	(9,765)
Net income		**25,639**	**23,225**	**22,016**
Net income attributable to owners of the parent company	25	24,907	23,193	21,627
Net income attributable to non-controlling interests	19d	732	32	389
Earnings per share - basic	25			
Common		2.56	2.38	2.21
Preferred		2.56	2.38	2.21
Earnings per share - diluted	25			
Common		2.55	2.36	2.20
Preferred		2.55	2.36	2.20
Weighted average number of shares outstanding - basic	25			
Common		4,958,290,359	5,021,834,934	5,027,611,714
Preferred		4,759,872,085	4,734,030,111	4,756,823,490
Weighted average number of shares outstanding - diluted	25			
Common		4,958,290,359	5,021,834,934	5,027,611,714
Preferred		4,815,473,777	4,796,645,028	4,821,864,280

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 28

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Net income		**25,639**	**23,225**	**22,016**
Financial assets at fair value through other comprehensive income		(166)	652	1,557
Change in fair value		(576)	997	2,239
Income tax effect		270	(415)	(1,193)
(Gains) / losses transferred to income statement	21c	254	128	851
Income tax effect		(114)	(58)	(340)
Hedge		(1,135)	(571)	(697)
Cash flow *hedge*	7	(81)	(29)	(2,815)
Change in fair value		(256)	(86)	(5,041)
Income tax effect		175	57	2,226
Hedge of net investment in foreign operation	7	(1,054)	(542)	2,118
Change in fair value		(1,793)	(1,055)	3,760
Income tax effect		739	513	(1,642)
Remeasurements of liabilities for post-employment benefits (*)		(164)	(10)	(590)
Remeasurements	26	(267)	33	(1,048)
Income tax effect		103	(43)	458
Foreign exchange differences on foreign investments		1,139	582	(2,737)
Total other comprehensive income		**(326)**	**653**	**(2,467)**
Total comprehensive income		**25,313**	**23,878**	**19,549**
Comprehensive income attributable to non-controlling interests		**732**	**32**	**389**
Comprehensive income attributable to the owners of the parent company		**24,581**	**23,846**	**19,160**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 29

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2018, 2017 and 2016 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2016 - In accordance with IAS 39 85,148 (4,353) 1,733 10,067 20,947 - (2,771) (225) 4,822 (3,116) 112,252 1,807 114,059 Adjustments (Note 2.2) - - - - 107 - (382) - - - (275) (187) (462) Balance at 01/01/2016 8 5,148 (4,353) 1 ,733 10,067 2 1,054 - (3,153) (225) 4,822 (3,116) 111,977 1,620 113,597 Transactions with owners 12,000 2,471 52 (9,620) - (11,574) - - - - (6,671) 10,280 3,609 Capital increase - Statutory Reserve - ESM of September 14, 2016 12,000 - - (12,000) - - - - - - - - - - 2,471 (17) (2,670) - - - - - - (216) - (216) Treasury shares Acquisition of treasury shares (Note 19a) - (947) - - - - - - - - (947) - (947) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016 - 2,670 - (2,670) - - - - - - - - - Result of delivery of treasury shares - 748 (17) - - - - - - - 731 - 731 Recognition of stock-based payment plans - - 69 - - - - - - - 69 - 69 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 10,373 10,373 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 5,050 - (11,574) - - - - (6,524) (93) (6,617) Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve - - - (2,697) - - - - - - (2,697) - (2,697) Corporate reorganizations (Note 2.4 a III) - - - (1,586) - - - - - - (1,586) - (1,586) - - - - (88) - - - - - (88) - (88) Other - - - - - 21,627 1,557 (590) (2,737) (697) 19,160 389 19,549 Total comprehensive income Net income - - - - - 21,627 - - - - 21,627 389 22,016 Other comprehensive income for the period - - - - - - 1,557 (590) (2,737) (697) (2,467) - (2,467) Appropriations: Legal reserve - - - 943 - (943) - - - - - - - Statutory reserve - - - 6,336 2,774 (9,110) - - - - - - - Balance at 12/31/2016 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Change in the period 1 2,000 2,471 52 (6,624) 2,686 - 1,557 (590) (2,737) (6 97) 8 ,118 10,669 18,787 Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) Treasury shares - granting of stock options - (861) 64 (1,178) - - - - - - (1,975) - (1,975) - 1,178 - (1,178) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 18a) Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Share-based payment – variable compensation - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) Other - - - (15) - - - - - (15) - (15) - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income - - - - - 23,193 - - - - 23,193 32 23,225 Net income Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (8 61) 145 9,056 2 ,290 - 652 (1 0) 582 (571) 1 1,283 689 1 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 Acquisition of treasury shares (Note 19a) - (510) - - - - - - - - (510) - (510) - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 - 899 422 - - - - - - - 1,321 - 1,321 Result of delivery of treasury shares Recognition of stock-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 - Year 2017 - Special profit reserve - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations (Note 2.4 a III) - - - (592) - - - - - - (592) - (592) - - - - - 4 - - - - 4 - 4 Unclaimed dividends (3) Other - - - - 674 - - - - - 674 - 674 Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: - - - 1,097 - (1,097) - - - - - - - Legal reserve Statutory reserve - - - 4 2,962 (2,966) - - - - - - - 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 12/31/2018 Change in the period - (9 23) (190) (9 81) (3 ,636) - 166 164 (1,139) 1,135 (5 ,404) (7 06) (6,110) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 30 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended December 31, 2018, 2017 and 2016 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings Through Other losses – capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2016 - In accordance with IAS 39 85,148 (4,353) 1,733 10,067 20,947 - (2,771) (225) 4,822 (3,116) 112,252 1,807 114,059 Adjustments (Note 2.2) - - - - 107 - (382) - - - (275) (187) (462) Balance at 01/01/2016 8 5,148 (4,353) 1 ,733 10,067 2 1,054 - (3,153) (225) 4,822 (3,116) 111,977 1,620 113,597 Transactions with owners 12,000 2,471 52 (9,620) - (11,574) - - - - (6,671) 10,280 3,609 Capital increase - Statutory Reserve - ESM of September 14, 2016 12,000 - - (12,000) - - - - - - - - - - 2,471 (17) (2,670) - - - - - - (216) - (216) Treasury shares Acquisition of treasury shares (Note 19a) - (947) - - - - - - - - (947) - (947) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016 - 2,670 - (2,670) - - - - - - - - - Result of delivery of treasury shares - 748 (17) - - - - - - - 731 - 731 Recognition of stock-based payment plans - - 69 - - - - - - - 69 - 69 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 10,373 10,373 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 5,050 - (11,574) - - - - (6,524) (93) (6,617) Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve - - - (2,697) - - - - - - (2,697) - (2,697) Corporate reorganizations (Note 2.4 a III) - - - (1,586) - - - - - - (1,586) - (1,586) - - - - (88) - - - - - (88) - (88) Other - - - - - 21,627 1,557 (590) (2,737) (697) 19,160 389 19,549 Total comprehensive income Net income - - - - - 21,627 - - - - 21,627 389 22,016 Other comprehensive income for the period - - - - - - 1,557 (590) (2,737) (697) (2,467) - (2,467) Appropriations: Legal reserve - - - 943 - (943) - - - - - - - Statutory reserve - - - 6,336 2,774 (9,110) - - - - - - - Balance at 12/31/2016 97,148 (1,882) 1,785 3,443 23,740 - (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Change in the period 1 2,000 2,471 52 (6,624) 2,686 - 1,557 (590) (2,737) (6 97) 8 ,118 10,669 18,787 Balance at 01/01/2017 97,148 (1,882) 1,785 3,443 23,740 (1,596) (815) 2,085 (3,813) 120,095 12,289 132,384 Transactions with owners - (861) 145 12,480 - (19,201) - - - - (7,437) 657 (6,780) Treasury shares - granting of stock options - (861) 64 (1,178) - - - - - - (1,975) - (1,975) - 1,178 - (1,178) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 12/15/2017 - (3,089) - - - - - - - - (3,089) - (3,089) Acquisition of treasury shares (Note 18a) Result of delivery of treasury shares - 1,050 64 - - - - - - - 1,114 - 1,114 Share-based payment – variable compensation - - 81 - - - - - - - 81 - 81 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,002 1,002 Dividends / interest on capital – Special profit reserve (Note 19b) - - - 13,658 - (19,201) - - - - (5,543) (345) (5,888) Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve - - - (5,048) - - - - - - (5,048) - (5,048) Corporate reorganizations (Note 2.4 a III) - - - (63) - - - - - - (63) - (63) Other - - - (15) - - - - - (15) - (15) - - - - - 23,193 652 (10) 582 (571) 23,846 32 23,878 Total comprehensive income - - - - - 23,193 - - - - 23,193 32 23,225 Net income Other comprehensive income for the period - - - - - - 652 (10) 582 (571) 653 - 653 Appropriations: Legal reserve - - - 1,055 (1,055) - - - - - - - Statutory reserve - - - 632 2,305 (2,937) - - - - - - - Balance at 12/31/2017 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Change in the period - (8 61) 145 9,056 2 ,290 - 652 (1 0) 582 (571) 1 1,283 689 1 1,972 Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 Transactions with owners - 923 190 14,145 - (20,848) - - - - (5,590) (26) (5,616) Treasury shares - 923 422 (534) - - - - - - 811 - 811 Acquisition of treasury shares (Note 19a) - (510) - - - - - - - - (510) - (510) - 534 - (534) - - - - - - - - - Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 - 899 422 - - - - - - - 1,321 - 1,321 Result of delivery of treasury shares Recognition of stock-based payment plans - - (232) - - - - - - - (232) - (232) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 131 131 Dividends / interest on capital - - - 14,679 - (20,848) - - - - (6,169) (157) (6,326) Dividends / Interest on capital paid in 2018 - Year 2017 - Special profit reserve - - - (13,673) - - - - - - (13,673) - (13,673) Corporate reorganizations (Note 2.4 a III) - - - (592) - - - - - - (592) - (592) - - - - - 4 - - - - 4 - 4 Unclaimed dividends (3) Other - - - - 674 - - - - - 674 - 674 Total comprehensive income - - - - - 24,907 (166) (164) 1,139 (1,135) 24,581 732 25,313 Net income - - - - - 24,907 - - - - 24,907 732 25,639 Other comprehensive income for the period - - - - - - (166) (164) 1,139 (1,135) (326) - (326) Appropriations: - - - 1,097 - (1,097) - - - - - - - Legal reserve Statutory reserve - - - 4 2,962 (2,966) - - - - - - - 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 12/31/2018 Change in the period - (9 23) (190) (9 81) (3 ,636) - 166 164 (1,139) 1,135 (5 ,404) (7 06) (6,110) (1) Includes Share of Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 30

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Notand	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Adjusted net income		**55,841**	**60,431**	**70,570**
Net income		25,639	23,225	22,016
Adjustments to net income:		**30,202**	**37,206**	**48,554**
Share-based payment		(98)	215	127
Financial assets through Profit or Loss and Derivatives		551	452	163
Effects of changes in exchange rates on cash and cash equivalents		(990)	642	17,941
Expected Loss from Financial Assets and Claims	10b	10,182	20,966	24,355
Interest and foreign exchange expense from operations with subordinated debt		8,759	4,714	942
Change in reserves for insurance and private pension		20,136	22,177	19,490
Depreciation and amortization	13 and 14	3,567	3,169	3,249
Update/charge expense provision for Civil, labor, fiscal and legal obligations		1,037	1,325	1,609
Interest expense from provision for contingent and legal liabilities		2,465	3,641	4,247
Provision for contingent and legal liabilities		(199)	(345)	(383)
Deferred taxes (excluding hedge tax effects)	24b	10,287	3,972	886
Share of profit or (loss) in associates and joint ventures		(747)	(550)	(528)
(Gain) loss on Financial assets - At fair value through other comprehensive income		254	128	851
Interest and foreign exchange income of financial assets at fair value through other comprehensive income	21c	(12,808)	(9,073)	(2,570)
Interest and foreign exchange of financial assets at amortized cost		(11,402)	(12,502)	(17,332)
(Gain) loss on sale of investments and fixed assets	23	(297)	(283)	(21)
Impairment losses of fixed assets and intangible assets	13 and 14	167	14	(5)
Other		(662)	(1,456)	(4,467)
Change in assets and liabilities		**(33,132)**	**(50,039)**	**(34,498)**
(Increase) decrease in assets		**(123,522)**	**(97,420)**	**(78,196)**
Interbank deposits		(9,404)	(4,391)	(827)
Securities purchased under agreements to resell		(29,561)	5,368	(10,646)
Compulsory deposits with the Central Bank of Brazil		4,689	(13,137)	(19,144)
Loan operations		(51,919)	(22,467)	(29,455)
Derivatives (assets / liabilities)		217	3,396	(3,858)
Financial assets designated at fair value through profit or loss		(13,105)	(56,531)	(17,743)
Other financial assets		(15,323)	(5,328)	(6)
Other tax assets		(1,669)	(1,501)	(2,183)
Other assets		(7,447)	(2,829)	5,666
(Decrease) increase in liabilities		**90,390**	**47,381**	**43,698**
Deposits		60,486	73,524	36,804
Deposits received under securities repurchase agreements		17,603	(36,530)	12,521
Funds from interbank markets		10,083	(5,061)	(27,238)
Funds from institutional markets		(1,125)	6,967	10,686
Other financial liabilities		11,486	8,292	5,892
Financial liabilities at fair value throught profit or loss		(273)	(54)	107
Technical reserve for insurance and private pension		(1,409)	3,787	3,796
Provisions		(495)	(1,412)	4,030
Tax liabilities		(1,739)	2,944	2,391
Other liabilities		(348)	(558)	1,132
Payment of income tax and social contribution		(3,879)	(4,518)	(6,423)
Net cash from (used in) operating activities		**22,709**	**10,392**	**36,072**
Dividends / Interest on capital received from investments in associates and jointly controlled entities		671	489	287
Cash received on financial assets - At fair value through other comprehensive income		16,622	19,695	19,127
Cash received from redemption of financial assets at amortized cost		14,991	4,025	3,473
Cash upon sale of investments in associates and jointly controlled entities		266	314	19
Cash upon sale of fixed assets	13	180	204	102
Cash upon sale of intangible assets	14	35	26	46
Purchase of financial assets at fair value through other comprehensive income		(591)	(21,647)	(25,845)
Purchase of financial assets at amortized cost		(2,463)	(406)	(1,599)
Purchase of investments in associates and jointly controlled entities		(6,718)	(69)	(421)
Purchase of fixed assets	13	(1,483)	(943)	(1,364)
Purchase of intangible assets	14	(1,381)	(2,553)	(10,552)
Net cash from (used in) investing activities		**20,129**	**(865)**	**(16,727)**
Funding from institutional markets		2,906	4,135	4,863
Redemptions in institutional markets		(15,048)	(13,573)	(14,170)
Change in non-controlling interests stockholders		128	1,003	10,373
Result of delivery of treasury shares		1,187	980	673
Purchase of treasury shares		(510)	(3,089)	(947)
Dividends and interest on capital paid to non-controlling interests		(154)	(346)	(93)
Dividends and interest on capital paid		(20,093)	(10,800)	(10,769)
Net cash from (used in) financing activities		**(31,584)**	**(21,690)**	**(10,070)**
Net increase (decrease) in cash and cash equivalents	2.4c	**11,254**	**(12,163)**	**9,275**
Cash and cash equivalents at the beginning of the period		83,314	96,119	104,785
Effects of changes in exchange rates on cash and cash equivalents		990	(642)	(17,941)
Cash and cash equivalents at the end of the period		95,558	83,314	96,119
Cash		37,159	18,749	18,542
Interbank deposits		3,295	15,327	13,358
Securities purchased under agreements to resell		55,104	49,238	64,219
Additional information on cash flow				
Interest received		122,405	139,895	169,618
Interest paid		84,668	71,456	79,227
Non-cash transactions				
Dividends and interest on capital declared and not yet paid		515	1,876	2,869

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 31

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Income 165,858 1 70,079 190,681 Interest, similar income and Dividends 131,317 149,572 1 74,984 Banking services 36,809 3 4,448 3 1,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3 ,961 4 ,699 5 ,265 Expected Loss with Other Financial Assets (8,954) (19,774) (2 2,870) Other 2,725 1,134 1 ,384 Expenses (79,454) (88,463) (1 04,050) Interest and similar income (70,612) (78,330) (95,129) Other (8 ,842) (10,133) (8 ,921) Inputs purchased from third parties (20,180) (16,775) (16,634) Materials, energy and others (339) (350) (3 13) Third party services (4,482) (4,161) (4,340) Other (15,359) (1 2,264) (1 1,981) Data processing and telecommunications (4,273) (4 ,152) (3,966) Advertising, promotions and publication (1,419) (1 ,167) (1,036) Installations (1 ,740) (1,664) (1,586) Transportation (350) (3 39) (3 91) Security (754) (723) (7 16) Travel expenses (2 32) (2 14) (199) Other (6,591) (4 ,005) (4 ,087) Gross added value 66,224 6 4,841 69,997 Depreciation and amortization (3 ,332) (3,034) (2,995) Net added value produced by the company 62,892 61,807 67,002 Added value received through transfer 747 550 528 Total added value to be distributed 6 3,639 62,357 6 7,530 Distribution of added value 6 3,639 6 2,357 6 7,530 Personnel 22,275 20,925 20,321 Compensation 17,125 16,235 1 6,287 Benefits 4,243 3,840 3,569 FGTS – government severance pay fund 907 850 465 Taxes, fees and contributions 1 4,159 1 6,739 2 3,713 Federal 1 2,722 15,226 22,995 Municipal 1 ,437 1,513 718 Return on third parties’ assets - Rent 1,566 1 ,468 1 ,480 Return on own assets 2 5,639 2 3,225 2 2,016 Dividends and interest on capital 2 0,848 1 9,201 1 1,574 Retained earnings / (loss) attributable to controlling shareholders 4 ,059 3 ,992 10,053 Retained earnings attributable to non-controlling shareholders 732 32 389 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 32 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2016 Income 165,858 1 70,079 190,681 Interest, similar income and Dividends 131,317 149,572 1 74,984 Banking services 36,809 3 4,448 3 1,918 Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance 3 ,961 4 ,699 5 ,265 Expected Loss with Other Financial Assets (8,954) (19,774) (2 2,870) Other 2,725 1,134 1 ,384 Expenses (79,454) (88,463) (1 04,050) Interest and similar income (70,612) (78,330) (95,129) Other (8 ,842) (10,133) (8 ,921) Inputs purchased from third parties (20,180) (16,775) (16,634) Materials, energy and others (339) (350) (3 13) Third party services (4,482) (4,161) (4,340) Other (15,359) (1 2,264) (1 1,981) Data processing and telecommunications (4,273) (4 ,152) (3,966) Advertising, promotions and publication (1,419) (1 ,167) (1,036) Installations (1 ,740) (1,664) (1,586) Transportation (350) (3 39) (3 91) Security (754) (723) (7 16) Travel expenses (2 32) (2 14) (199) Other (6,591) (4 ,005) (4 ,087) Gross added value 66,224 6 4,841 69,997 Depreciation and amortization (3 ,332) (3,034) (2,995) Net added value produced by the company 62,892 61,807 67,002 Added value received through transfer 747 550 528 Total added value to be distributed 6 3,639 62,357 6 7,530 Distribution of added value 6 3,639 6 2,357 6 7,530 Personnel 22,275 20,925 20,321 Compensation 17,125 16,235 1 6,287 Benefits 4,243 3,840 3,569 FGTS – government severance pay fund 907 850 465 Taxes, fees and contributions 1 4,159 1 6,739 2 3,713 Federal 1 2,722 15,226 22,995 Municipal 1 ,437 1,513 718 Return on third parties’ assets - Rent 1,566 1 ,468 1 ,480 Return on own assets 2 5,639 2 3,225 2 2,016 Dividends and interest on capital 2 0,848 1 9,201 1 1,574 Retained earnings / (loss) attributable to controlling shareholders 4 ,059 3 ,992 10,053 Retained earnings attributable to non-controlling shareholders 732 32 389 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 32

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2018, 12/31/2017 and 01/01/2017 for balance sheet accounts and From 01/01 to 12/31 of 2018, 2017 and 2016 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 33 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2018, 12/31/2017 and 01/01/2017 for balance sheet accounts and From 01/01 to 12/31 of 2018, 2017 and 2016 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Bank, Wholesale Bank, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 33

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended December 31, 2018 · IFRS 9 – Financial Instruments: The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be st retrospectively adopted on the date the standard becomes effective, on January 1 , 2018. The new rule is structured to contemplate the pillars (l) Classification and measurement of financial assets, (ll) Impairment and (lll) Hedge accounting. Transition for IFRS 9 The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. ITAÚ UNIBANCO HOLDING will continue applying the hedge accounting requirements set forth in IAS 39 and retrospectively applied the other criteria of st IFRS 9 as from January 1 , 2016. (I) Classification and Measurement of Financial Assets and Liabilities IFRS 9 introduces the concept of business model and assessment of characteristics of contractual cash flows (Solely Payment of Principal and Interest Test – SPPI Test) for classification of financial assets. · Business Model: represents the way the entity manages its financial assets; · SPPI Test: assessment of cash flows generated by the financial instrument aiming at checking whether they represent solely payments of principal and interest. ITAÚ UNIBANCO HOLDING conducted a detailed analysis of its business models and characteristics of its cash flows of financial assets, and the main changes resulting from the adoption of IFRS 9 are: · The classification categories of financial assets Held to maturity, Available for sale, Held for trading and Loans and receivables have ceased to exist. · Three measurement categories of financial assets were introduced: - Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest. A significant portion of financial assets previously classified in Loans and Receivables, Held to Maturity and Available for Sale was accounted for in this category; - Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category; and Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 34 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards and new accounting standards changes and interpretations a) Accounting standards applicable for period ended December 31, 2018 · IFRS 9 – Financial Instruments: The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be st retrospectively adopted on the date the standard becomes effective, on January 1 , 2018. The new rule is structured to contemplate the pillars (l) Classification and measurement of financial assets, (ll) Impairment and (lll) Hedge accounting. Transition for IFRS 9 The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. ITAÚ UNIBANCO HOLDING will continue applying the hedge accounting requirements set forth in IAS 39 and retrospectively applied the other criteria of st IFRS 9 as from January 1 , 2016. (I) Classification and Measurement of Financial Assets and Liabilities IFRS 9 introduces the concept of business model and assessment of characteristics of contractual cash flows (Solely Payment of Principal and Interest Test – SPPI Test) for classification of financial assets. · Business Model: represents the way the entity manages its financial assets; · SPPI Test: assessment of cash flows generated by the financial instrument aiming at checking whether they represent solely payments of principal and interest. ITAÚ UNIBANCO HOLDING conducted a detailed analysis of its business models and characteristics of its cash flows of financial assets, and the main changes resulting from the adoption of IFRS 9 are: · The classification categories of financial assets Held to maturity, Available for sale, Held for trading and Loans and receivables have ceased to exist. · Three measurement categories of financial assets were introduced: - Amortized Cost: used when financial assets are managed to obtain contractual cash flows, constituted solely of payments of principal and interest. A significant portion of financial assets previously classified in Loans and Receivables, Held to Maturity and Available for Sale was accounted for in this category; - Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, constituted solely by payments of principal and interest, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category; and Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 34

- Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. Derivatives and financial assets Held for Trading were recorded in this category. · In the initial adoption, there were designations of equity instruments at fair value through other comprehensive income. · The existing designations of financial assets/liabilities at fair value through profit or loss were maintained and there were no new designations. · Financial assets which cash flows were modified (without derecognition) had their gross carrying amount recalculated, according to IFRS 9 requirements, and the effects of this change were recognized in profit or loss. ITAÚ UNIBANCO HOLDING maintained the classification of financial liabilities unchanged, which continue being measured at amortized cost or fair value through profit or loss, in the event they had been previously designated. (II) Impairment The requirements for assessment of impairment of financial assets are based on an expected credit loss model. The main changes in the accounting policy of ITAÚ UNIBANCO HOLDING for impairment are listed below. The expected credit loss model includes the use of prospective information and classification of financial assets in three stages: · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was originated or purchased with credit recovery issues. The change in the calculation model of expected credit loss gave rise to an increase in the provision recorded in the consolidated financial statements of ITAÚ UNIBANCO HOLDING due to the change in measurement of financial assets, and loss revaluation considering prospective criteria. (III) Hedge accounting The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 35 - Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. Derivatives and financial assets Held for Trading were recorded in this category. · In the initial adoption, there were designations of equity instruments at fair value through other comprehensive income. · The existing designations of financial assets/liabilities at fair value through profit or loss were maintained and there were no new designations. · Financial assets which cash flows were modified (without derecognition) had their gross carrying amount recalculated, according to IFRS 9 requirements, and the effects of this change were recognized in profit or loss. ITAÚ UNIBANCO HOLDING maintained the classification of financial liabilities unchanged, which continue being measured at amortized cost or fair value through profit or loss, in the event they had been previously designated. (II) Impairment The requirements for assessment of impairment of financial assets are based on an expected credit loss model. The main changes in the accounting policy of ITAÚ UNIBANCO HOLDING for impairment are listed below. The expected credit loss model includes the use of prospective information and classification of financial assets in three stages: · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets originated or purchased without credit recovery issues; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit recovery issues and which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets originated or purchased with credit recovery issues. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate from a phase as its credit risk increases or decreases. Therefore, a financial asset that migrated to phases 2 and 3 may return to phase 1, unless it was originated or purchased with credit recovery issues. The change in the calculation model of expected credit loss gave rise to an increase in the provision recorded in the consolidated financial statements of ITAÚ UNIBANCO HOLDING due to the change in measurement of financial assets, and loss revaluation considering prospective criteria. (III) Hedge accounting The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 35

Reconciliation of Stockholders' Equity and Net Income between IAS 39 and IFRS 9

	Reference	12/31/2017		12/31/2016		01/01/2016
		Stockholders' Equity	Net Income	Stockholders' Equity	Net Income	Stockholders' Equity
In accordance with IAS 39 (excluding non-controlling interests)		**134,840**	**23,903**	**122,582**	**23,263**	**112,252**
Adjustments arising from changes in the financial asset write-off policy, net of tax effects	a	2,402	(78)	2,462	201	2,280
In accordance with IAS 39 (excluding non-controlling interests)		**137,242**	**23,825**	**125,044**	**23,464**	**114,532**
Expected loss	b	(9,858)	(1,948)	(7,915)	(3,438)	(4,615)
Loan operations and Finance leases		(8,574)	(1,192)	(7,385)	(2,259)	(5,189)
Other financial assets		(1,284)	(756)	(530)	(1,179)	574
Change in financial assets	c	138	101	36	36	-
Adjustment to fair value of financial assets	d	(540)	359	(787)	514	(661)
Effect of adoption of investments in Associates / Jointly-Controlled Companies		(116)	-	-	-	-
Deferred taxes on the above adjustments		4,324	522	3,774	1,164	2,534
Interest of non-controlling stockholders		188	334	(57)	(113)	187
Total adjustments		**(5,864)**	**(632)**	**(4,949)**	**(1,837)**	**(2,555)**
In accordance with IFRS 9 - attributable to controlling stockholders		**131,378**	**23,193**	**120,095**	**21,627**	**111,977**
In accordance with IFRS 9 - attributable to non-controlling stockholders		**12,978**	**32**	**12,289**	**389**	**1,620**
In accordance with IFRS 9 - attributable to controlling and non-controlling stockholders		**144,356**	**23,225**	**132,384**	**22,016**	**113,597**

(a) Change in the policy for partial write-off of financial assets, in accordance with IAS 8, which caused the proportional treatment as asset, aligning the recovery behavior of financial assets and their economic realization.

(b) Change in the calculation model based on loss incurred (IAS 39) for expected loss, considering prospective information.

(c) Adequacy of gross carrying amount of financial assets that had their cash flows modified (without write-off), and which balances were recalculated in accordance with IFRS 9.

(d) Change in the measurement model of financial assets due to the new categories introduced by IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 36

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet at 01/01/2016

(In million Reais)

Assets	IAS 39 01/01/2016 Categories	IAS 39 01/01/2016 Balance	Reclassifications [a]	Remeasurements / Changes [b]	IFRS 9 01/01/2016 Categories	IFRS 9 01/01/2016 Balance
Cash and deposits on demand		18,544	-	-		-
Central Bank compulsory depositsn to Brazil		66,556	(66,556)	-		-
Interbank deposits		30,525	(30,525)	-		-
Securities purchased under agreements to resell		254,404	(254,404)	-		-
Financial assets held for trading	Held for trading	164,311	(164,311)	-		-
Pledged as collateral		11,008	(11,008)	-		-
Other Financial assets held for trading		153,303	(153,303)	-		-
Financial assets designated at fair value through profit or loss	Available for sale	642	(642)	-		-
Derivatives		26,755	(26,755)	-		-
Available-for-sale financial assets	Available for sale	86,045	(86,045)	-		-
Pledged as collateral		16,706	(16,706)	-		-
Other Available-for-sale financial assets		69,339	(69,339)	-		-
Held-to-maturity financial assets	Held to maturity	42,185	(42,185)	-		-
Pledged as collateral		9,460	(9,460)	-		-
Other Held-to-maturity financial assets		32,725	(32,725)	-		-
Loan operations and lease operations portfolio, net	Loans and receivables	447,404	(447,404)	-		-
Loan operations and lease operations portfolio		474,248	(474,248)	-		-
(-) Allowance for loan and lease losses		(26,844)	26,844	-		-
Other financial assets		53,506	(53,506)	-		-
Cash and deposits on demand		18,544	-	-		18,544
Financial assets		-	**1,172,333**	**2,513**		**1,174,846**
Central Bank compulsory deposits to Brazil		-	66,556	-		66,556
At amortized cost		-	**874,360**	**1,589**	amortized cost	**875,949**
Interbank deposits		-	30,525	-		30,525
Securities purchased under agreements to resell		-	254,404	-		254,404
Securities		-	88,521	(1,007)		87,514
Loan operations and lease operations portfolio		-	474,248	4,142		478,390
Other financial assets		-	53,506	-		53,506
(-) Provision for expected loss		-	(26,844)	(1,546)		(28,390)
At fair value through other comprehensive income		-	**26,069**	**2,532**	fair value through other comprehensive income	**28,601**
Securities		-	26,069	2,532		28,601
At fair value through profit or loss		-	**205,348**	**(1,608)**	fair value through profit or loss	**203,740**
Securities		-	178,593	(1,608)		176,985
Derivatives		-	26,755	-		26,755
Investments in subsidiaries and jointly controlling entities		4,399	-	-		4,399
Fixed assets, net		8,541	-	-		8,541
Goodwill and Intangible assets, net		8,352	-	-		8,352
Tax assets		52,149	-	3,193		55,342
Other assets		12,097	-	82		12,179
Total assets		**1,276,415**	-	**5,788**		**1,282,203**

Liabilities and stockholders' equity	IAS 39 01/01/2016 Categories	IAS 39 01/01/2016 Balance	Reclassifications [a]	Remeasurements / Changes [b]	IFRS 9 01/01/2016 Categories	IFRS 9 01/01/2016 Balance
Deposits		292,610	(292,610)	-	-	-
Securities sold under repurchase agreements		336,643	(336,643)	-	-	-
Financial liabilities held for trading		412	(412)	-	-	-
Derivatives		31,071	(31,071)	-	-	-
Interbank market debt		156,886	(156,886)	-	-	-
Institutional market debt		93,918	(93,918)	-	-	-
Other financial liabilities		68,715	(68,715)	-	-	-
Reserves for insurance and private pension		129,305	-	-	-	-
Liabilities for capitalization plans		3,044	(3,044)	-	-	-
Provisions		18,994	-	-	-	-
Tax liabilities		4,971	-	-	-	-
Other liabilities		25,787	-	-	-	-
Total liabilities		**1,162,356**	-	-	-	-
Financial liabilities		-	**983,299**	**3,643**		**986,942**
At amortized cost		-	**951,816**	-		**951,816**
Deposits		-	292,610	-		292,610
Securities sold under repurchase agreements		-	336,643	-		336,643
Interbank market debt		-	156,886	-		156,886
Institutional market debt		-	93,918	-		93,918
Other financial liabilities		-	71,759			71,759
At fair value through profit or loss		-	**31,483**	-	Financial Liabilities Designated at Fair Value Through Profit or Loss	**31,483**
Derivatives		-	31,071	-		31,071
Others		-	412	-		412
Provision for expected loss		-	-	**3,643**		**3,643**
Loan commitments		-	-	2,820		2,820
Financial guarantees		-	-	823		823
Reserves for insurance and private pension		129,305	-	-		129,305
Provisions		18,994	-			18,994
Tax liabilities		**4,971**	-	**2,606**		7,577
Other liabilities		25,787	-	1		25,788
Total liabilities		**179,057**	**983,299**	**6,250**		**1,168,606**
Total stockholders' equity attributed to the owners of the parent company		**112,252**	-	**(275)**		**111,977**
Non-controlling interests		1,807	-	(187)		1,620
Total stockholders' equity		**114,059**	-	**(462)**		**113,597**
Total liabilities and stockholders' equity		**1,276,415**	-	**5,788**		**1,282,203**

(a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost.

(b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 37

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet at 12/31/2017
(In million Reais)

Assets	IAS 39 12/31/2017 Categories	IAS 39 12/31/2017 Balance	Reclassifications (a)	Remeasurements / Changes (b)	IFRS 9 12/31/2017 Categories	IFRS 9 12/31/2017 Balance
Cash and deposits on demand		18,749	-	-		-
Central Bank compulsory deposits in Brazil		98,837	(98,837)	-		-
Interbank deposits		29,053	(29,053)	-		-
Securities purchased under agreements to resell		244,707	(244,707)	-		-
Financial assets held for trading	Held for trading	270,121	(270,121)	-		-
Pledged as collateral		30,585	(30,585)	-		-
Other Financial assets held for trading		239,536	(239,536)	-		-
Financial assets designated at fair value through profit or loss	Available for sale	1,746	(1,746)	-		-
Derivatives		22,843	(22,843)	-		-
Available-for-sale financial assets	Available for sale	102,284	(102,284)	-		-
Pledged as collateral		33,671	(33,671)	-		-
Other Available-for-sale financial assets		68,613	(68,613)	-		-
Held-to-maturity financial assets	Held to maturity	36,560	(36,560)	-		-
Pledged as collateral		974	(974)	-		-
Other Held-to-maturity financial assets		35,586	(35,586)	-		-
Loan operations and lease operations portfolio, net	Loans and receivables	465,472	(465,472)	-		-
Loan operations and lease operations portfolio		493,367	(493,367)	-		-
(-) Allowance for loan and lease losses		(27,895)	27,895	-		-
Other financial assets		59,568	(59,568)	-		-
Cash and deposits on demand		18,749	-	-		18,749
Financial assets		-	**1,331,191**	**(940)**		**1,330,251**
Central Bank compulsory deposits to Brazil		-	98,837	-		98,837
At amortized cost		-	**909,104**	**(3,375)**	Amortized cost	**905,729**
Interbank deposits		-	29,053	(5)		29,048
Securities purchased under agreements to resell		-	244,707	-		244,707
Securities		-	110,304	1,120		111,424
Loan operations and lease operations portfolio		-	493,367	4,352		497,719
Other financial assets		-	59,568	-		59,568
(-) Provision for expected loss		-	(27,895)	(8,842)		(36,737)
At fair value through other comprehensive income		-	**49,029**	**3,120**	Fair value through other comprhensive income	**52,149**
Securities		-	49,029	3,120		52,149
At fair value through profit or loss		-	**274,221**	**(685)**	Fair value through profit or loss	**273,536**
Securities		-	251,378	(685)		250,693
Derivatives		-	22,843	-		22,843
Investments in subsidiaries and jointly controlling entities		5,171	-	(116)		5,055
Fixed assets, net		7,359	-	-		7,359
Goodwill and Intangible assets, net		19,383	-	-		19,383
Tax assets		41,927	-	2,322		44,249
Other assets		11,189	-	4		11,193
Total assets		**1,434,969**	-	**1,270**		**1,436,239**

Liabilities and stockholders' equity	IAS 39 12/31/2017 Categories	IAS 39 12/31/2017 Balance	Reclassifications (a)	Remeasurements / Changes (b)	IFRS 9 12/31/2017 Categories	IFRS 9 12/31/2017 Balance
Deposits		402,938	(402,938)	-		-
Securities sold under repurchase agreements		312,634	(312,634)	-		-
Financial liabilities held for trading		465	(465)	-		-
Derivatives		26,746	(26,746)	-		-
Interbank market debt		129,616	(129,616)	-		-
Institutional market debt		98,482	(98,482)	-		-
Other financial liabilities		77,613	(77,613)	-		-
Reserves for insurance and private pension		181,232	-	-		-
Liabilities for capitalization plans		3,301	(3,301)	-		-
Provisions		19,736	-	-		-
Tax liabilities		7,839	-	-		-
Other liabilities		26,361	-	-		-
Total liabilities		**1,286,963**	-	-		-
Financial liabilities		-	**1,051,795**	4,922		**1,056,717**
At amortized cost		-	**1,024,584**	-		**1,024,584**
Deposits		-	402,938	-		402,938
Securities sold under repurchase agreements		-	312,634	-		312,634
Interbank market debt		-	124,587	-		124,587
Institutional market debt		-	98,482	-		98,482
Other financial liabilities		-	85,943	-		85,943
At fair value through profit or loss		-	**27,211**	-	Financial Liabilities Designated at Fair Value Through Profit or Loss	**27,211**
Derivatives		-	26,746	-		26,746
Others		-	465	-		465
Provision for expected loss		-	-	**4,922**		**4,922**
Loan commitments		-	-	3,015		3,015
Financial guarantees		-	-	1,907		1,907
Reserves for insurance and private pension		181,232	-	-		181,232
Provisions		19,736	-	-		19,736
Tax liabilities		**7,839**	-	(3)		**7,836**
Other liabilities		26,361	-	1		26,362
Total liabilities		**235,168**	**1,051,795**	**4,920**		**1,291,883**
Total stockholders' equity attributed to the owners of the parent company		**134,840**	-	(3,462)		**131,378**
Non-controlling interests		13,166	-	(188)		12,978
Total stockholders' equity		**148,006**	-	(3,650)		**144,356**
Total liabilities and stockholders' equity		**1,434,969**	-	**1,270**		**1,436,239**

(a) Reclassifications: refer to reclassifications of financial assets between categories of measurement at fair value and amortized cost.
(b) Remeasurements: refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories; and financial assets changed and not written-off, which balances were recalculated in accordance with IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 38

· IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11 – Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the st client. This standard is effective for the years beginning January 1 , 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options: · Temporary exemption: adoption of IFRS 9 together with IFRS 17, as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance; · Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17. Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING. In 2018, ITAÚ UNIBANCO HOLDING adopted IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure for equity elements and result. st These changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of-Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right-of-Use Asset and interest from lease separately in the result. This standard is effective for annual periods beginning on January 1st, 2019. The modified retrospective transition method will be applied, which does not require the presentation of comparative information, and liabilities and the Right-of-Use Asset are stated at present value of remaining installments. Transition to IFRS 16 will cause a variation not exceeding 0.5% of Total Assets, with no impact on Stockholders’ Equity. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts, particularly the long-term contracts; · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: approach specific for contracts with participation in the result of investments. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 39 · IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11 – Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the st client. This standard is effective for the years beginning January 1 , 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options: · Temporary exemption: adoption of IFRS 9 together with IFRS 17, as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance; · Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17. Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING. In 2018, ITAÚ UNIBANCO HOLDING adopted IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options. b) Accounting standards recently issued and applicable in future periods · Change in Conceptual Framework – In March, 2018, o IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, write-off, measurement, presentation and disclosure for equity elements and result. st These changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they are in force. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of-Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right-of-Use Asset and interest from lease separately in the result. This standard is effective for annual periods beginning on January 1st, 2019. The modified retrospective transition method will be applied, which does not require the presentation of comparative information, and liabilities and the Right-of-Use Asset are stated at present value of remaining installments. Transition to IFRS 16 will cause a variation not exceeding 0.5% of Total Assets, with no impact on Stockholders’ Equity. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment: · General Model: applicable to all contracts, particularly the long-term contracts; · Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: approach specific for contracts with participation in the result of investments. Insurance contracts should be recognized based on the analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required by deviations that may occur between cash flows; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 39

· Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 40 · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract; · Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and will be completed by the date this standard is effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity.Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. b) Goodwill The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are considered when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that comprises forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 40

Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 41 Brazilian and foreign government securities are considered with low credit risk, and therefore they remain in stage 1, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was taken out, considering the following objective criteria as minimum factors: · Phase 1 to phase 2: default exceeding 30 days, except for payroll loans for public bodies, which recognition is made after 45 days in arrears; · Phase 2 to phase 3: default exceeding 90 days, except for the mortgage loan portfolio, which uses 180 days in arrears as a parameter for phase migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether there was substantial change to a contract are: change to contractual cash flows and significant extensions in the operation term due to the debtor's financial constraints, significant changes to interest rate and changes to the currency in which the operation is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits are transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the due amounts are received (assets); there is no prohibition to sell these assets or pledge them as guarantee; and there is no obligation to send all proceedings received from assets without a significant delay. f) Write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including Derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 41

i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Balances of result and balance sheet accounts and intercompany transactions between consolidated companies are eliminated. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 42 i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms approximating the terms of the respective liabilities. The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Balances of result and balance sheet accounts and intercompany transactions between consolidated companies are eliminated. From the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 42

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2018 and 12/31/2017.

		Functional currency (*)	Incorporation country	Activity	Interest in voting capital at		Interest in total capital at	
					12/31/2018	12/31/2017	12/31/2018	12/31/2017
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreing								
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(*) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 43

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes (Note 32). Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of affiliates and jointly-controlled entities is reported as part of investment in the Consolidated Balance Sheet under Investments in Affiliates and Jointly Controlled Entities and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 44 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be account for as goodwill. On the other hand, if the difference is negative, it will be addressed as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable amount is assessed semi-annually or when there is indication an of impairment loss event, using an approach that involves the identification of cash- generating units (CGU) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified in the lowest level in which the goodwill is monitored for internal management purposes (Note 32). Goodwill is allocated for cash flow generating units for purposes of testing the recoverable amount. Goodwill of affiliates and jointly-controlled entities is reported as part of investment in the Consolidated Balance Sheet under Investments in Affiliates and Jointly Controlled Entities and the recoverable amount analysis is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedge, when they are recognized in stockholders’ equity. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 44

c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost; · Fair Value Through Other Comprehensive Income; · Fair Value Through Profit or Loss. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 45 c) Cash and cash equivalents It is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Securities purchased under agreements to resell that have original maturities of up to 90 days or less. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January 1 , 2018, ITAÚ UNIBANCO HOLDING applies IFRS 9 – Financial Instruments and classified its financial assets in the following measurement categories: · Amortized Cost; · Fair Value Through Other Comprehensive Income; · Fair Value Through Profit or Loss. The classification and subsequent measurement of financial assets depend on: · The business model under which they are measured; · The characteristics of its cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of business model; how business managers are compensated; and how the performance of business model is assessed and reported to Management. When the financial asset is maintained in business models i) and ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by financial instrument with the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts should be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost The amortized cost is the amount through which the financial asset or liability is measured at the initial recognition, plus updates performed using the effective interest method, less amortization of principal and interest, adjusted for any provision for expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 45

Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of financial assets with recovery issues, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 46 Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. The interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In case of financial assets with recovery issues, the adjusted effective interest rate is applied (considers the expected credit loss) at the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a normal transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, as well as about the hierarchy of fair value are detailed in Note 28. The average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is established. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off. Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, in the initial recognition, for irrevocably designating an equity instrument at fair value through other comprehensive income if it is held with a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of an instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even in the sale. Dividends continue being recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right is established. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 46

Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was contracted and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING writes off the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as originated or purchased with credit recovery issues, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets Financial assets are written off ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control to determine if the continuous involvement related to the transaction. If there is retention of risks and benefits, the financial asset continues recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 47 Expected Credit Loss ITAÚ UNIBANCO HOLDING assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was contracted and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies the three-stage approach to measure the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of contractual cash flows renegotiated or changed, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING writes off the original asset and recognizes a new one. Accordingly, the renegotiation date is considered the initial recognition date of the new asset for expected credit loss calculation purposes, including to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as originated or purchased with credit recovery issues, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes to cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets Financial assets are written off ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control to determine if the continuous involvement related to the transaction. If there is retention of risks and benefits, the financial asset continues recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measures at amortized cost, except for: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 47

· Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Write-off and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING writes off a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A change of debt instrument or substantial modification of terms of a financial liability is accounted for as extinction of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 48 · Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees, as detailed in Note 2.4d Vll. Write-off and Change of Financial Liabilities ITAÚ UNIBANCO HOLDING writes off a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A change of debt instrument or substantial modification of terms of a financial liability is accounted for as extinction of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The assessment of active hybrid contracts that are in the scope of IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. When a contract has a host component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) Respective characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of derivative; and (iii) the underlying instrument is not account for at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all accounting hedge requirements set forth in IAS 39; however, it may adopt the requirements of IFRS 9, according to the Management’s decision. According to this standard, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing gains or losses of fair value will be different. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 48

ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 49 ITAÚ UNIBANCO HOLDING documents, in the beginning of the hedge transaction, the relationship between hedge instruments and protected items, as well as its management risk purpose and strategy. Hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 presents three hedge strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under the three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income. When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge should be prospectively discontinued. In addition, any adjustment in the book value of the hedged item should be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When the derivative expires or is sold, when the hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income should be kept recognized in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 49

VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint business when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease commitments (as lessee) As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 50 VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes in the Consolidated Balance Sheet, as an obligation, on the issue date, the fair value of loan commitments and financial guarantees. The fair value is generally represented by the fee charged from the client. This amount is amortized for the instrument term and is recognized in the Consolidated Statement of Income in the heading Banking service fees. After the issue, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the credit loss expected in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint business when it is entitled to rights and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease commitments (as lessee) As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 50

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases. Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period. Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease. When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 51 ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases. Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period. Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease. When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined. ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 51

i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 52 i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income in the realization of gain/loss of instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained, following assumptions of recognition, detailed item 2.4 n. k) Insurance contracts and private pension Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired. Note 27 presents a detailed description of all products classified as insurance contracts. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 52

Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 53 Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. O ITAÚ UNIBANCO HOLDING basically holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, according to contractual effectiveness. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days as from the credit record related to refund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – Benefits to Employees. Pension plans - Defined benefit plans The liability or asset, as the case, is recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 53

Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Stockholders' Equity, in Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 54 Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as a liabilities as a contra entry to expense, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and possible remeasurements are recognized in Stockholders' Equity, in Comprehensive Income, in the period they occur. Other post-employment benefit obligations Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred. m) Share-based payment Share-based payments are accounted for in accordance with the amount of equity instruments granted, and they may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of equity instruments excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of court escrow deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 54

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from services Revenue from services is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 55 The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by Meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation. Segment information is presented in Note 30. t) Revenue from services Revenue from services is recognized when ITAÚ UNIBANCO HOLDING provides or makes the services to the clients, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a client; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when it satisfies a performance obligation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 55

Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 56 Note 3 – Business development Itaú CorpBanca The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 56

Gestora de Inteligência de Crédito

On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2018			12/31/2017		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	280,029	103	280,132	244,503	196	244,699
Funded position [1]	63,392	93	63,485	59,207	196	59,403
Financed position	170,500	10	170,510	147,749	-	147,749
With free movement	28,369	-	28,369	55,004	-	55,004
Without free movement	142,131	10	142,141	92,745	-	92,745
Short position	46,137	-	46,137	37,547	-	37,547
Interbank deposits	25,726	688	26,414	28,034	1,014	29,048
Total [2]	**305,755**	**791**	**306,546**	**272,537**	**1,210**	**273,747**

(1) The amounts of R$ 5,120 (R$ 3,664 at 12/31/2017) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 216,647 (R$ 185,296 at 12/31/2017) are pledged in guarantee of repurchase agreement transactions.

(2) Includes losses in amounts R$ (10) (R$ (8) at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 57

Note 5 – Financial assets held for trading and designated at fair value through profit or loss - Securities

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2018			12/31/2017		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	5,253	(927)	4,326	4,135	(622)	3,513
Brazilian government securities (1a)	215,956	1,102	217,058	207,418	426	207,844
Government securities – abroad (1b)	**2,070**	**9**	**2,079**	**3,917**	**32**	**3,949**
Argentina	1,121	8	1,129	1,446	20	1,466
Chile	301	1	302	57	-	57
Colombia	207	-	207	2,080	12	2,092
United States	117	-	117	100	-	100
Mexico	120	-	120	5	-	5
Paraguay	1	-	1	3	-	3
Uruguay	84	-	84	193	-	193
Italy	115	-	115	-	-	-
Other	4	-	4	33	-	33
Corporate securities (1c)	**38,953**	**(505)**	**38,448**	**33,816**	**(175)**	**33,641**
Shares	9,778	(332)	9,446	6,080	(121)	5,959
Bank deposit certificates	969	-	969	335	-	335
Securitized real estate loans	1,391	20	1,411	1,779	16	1,795
Debentures	5,147	(187)	4,960	3,290	(74)	3,216
Eurobonds and other	1,403	(7)	1,396	684	4	688
Financial credit bills	19,724	-	19,724	21,170	-	21,170
Promissory notes	435	-	435	391	-	391
Other	106	1	107	87	-	87
Total	**262,232**	**(321)**	**261,911**	**249,286**	**(339)**	**248,947**

1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Clients were: a) R$ 30,114 (R$ 30,325 at 12/31/2017), b) R$ 131 (R$ 46 at 12/31/2017) and c) (R$ 28 at 12/31/2017), totaling R$ 30,245 (R$ 30,399 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 58

The cost and fair value of Financial Assets at Fair Value Through Profit or Loss are as follows:

	12/31/2018		12/31/2017	
	Cost	Fair value	Cost	Fair value
Current	**53,382**	**52,096**	**50,174**	**49,512**
Non-stated maturity	15,031	13,772	10,214	9,469
Up to one year	38,351	38,324	39,960	40,043
Non-current	**208,850**	**209,815**	**199,112**	**199,435**
From one to five years	153,256	153,701	147,700	147,805
From five to ten years	44,258	44,620	41,279	41,499
After ten years	11,336	11,494	10,133	10,131
Total	**262,232**	**261,911**	**249,286**	**248,947**

Financial Assets at Fair Value Through Profit or Loss include assets with a fair value of R$ 188,069 (R$ 169,178 at 12/31/2017) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2018		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,232	37	1,269
Total	**1,232**	**37**	**1,269**

	12/31/2017		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,670	76	1,746
Total	**1,670**	**76**	**1,746**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2018		12/31/2017	
	Cost	Fair value	Cost	Fair value
Current	**765**	**799**	**1,006**	**1,041**
Up to one year	765	799	1,006	1,041
Non-current	**467**	**470**	**664**	**705**
From one to five years	467	470	664	705

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 59

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,855 (R$ 18,284 at 12/31/2017) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 60 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,855 (R$ 18,284 at 12/31/2017) and was basically comprised of government securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 60

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – difference receivable	13,049	55.6	705	187	245	700	2,881	8,331
Option premiums	4,215	18.0	1,167	408	610	872	975	183
Forwards (onshore)	1,835	7.8	893	716	145	81	-	-
Credit derivatives - financial Institutions	120	0.5	-	-	1	5	9	105
NDF - Non Deliverable Forward	3,711	15.8	1,013	968	772	653	178	127
Check of swap - Companies	44	0.2	-	-	7	-	13	24
Other	492	2.1	209	10	2	2	13	256
Total	**23,466**	**100.0**	**3,987**	**2,289**	**1,782**	**2,313**	**4,069**	**9,026**
% per maturity term			17.0	9.8	7.6	9.9	17.3	38.4

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – difference payable	(19,354)	70.3	(923)	(979)	(606)	(1,417)	(4,687)	(10,742)
Option premiums	(3,929)	14.3	(883)	(500)	(604)	(831)	(823)	(288)
Forwards (onshore)	(470)	1.7	(470)	-	-	-	-	-
Credit derivatives - financial Institutions	(140)	0.5	-	-	-	(2)	(4)	(134)
NDF - Non Deliverable Forward	(3,384)	12.3	(890)	(772)	(583)	(552)	(150)	(437)
Check of swap - Companies	(162)	0.6	-	-	(16)	-	-	(146)
Other	(80)	0.3	(2)	(2)	(8)	(13)	(8)	(47)
Total	**(27,519)**	**100.0**	**(3,168)**	**(2,253)**	**(1,817)**	**(2,815)**	**(5,672)**	**(11,794)**
% per maturity term			11.5	8.2	6.6	10.2	20.6	42.9

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 61

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2017							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Futures contracts	158	0.7	153	11	(2)	(3)	38	(39)
Swaps – difference receivable	9,190	40.2	189	187	327	744	1,661	6,082
Option premiums	3,337	14.6	430	440	353	955	865	294
Forwards (onshore)	6,911	30.3	6,529	293	46	43	-	-
Credit derivatives - financial Institutions	137	0.6	-	-	1	8	21	107
NDF - Non Deliverable Forward	2,950	12.9	677	717	624	610	166	156
Check of swap - Companies	68	0.3	-	-	6	-	-	62
Other	92	0.4	-	-	-	3	5	84
Total	**22,843**	**100.0**	**7,978**	**1,648**	**1,355**	**2,360**	**2,756**	**6,746**
% per maturity term			34.9	7.2	5.9	10.3	12.1	29.6

	12/31/2017							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – difference receivable	(13,692)	51.2	(65)	(202)	(451)	(1,711)	(3,747)	(7,516)
Option premiums	(2,793)	10.4	(332)	(174)	(304)	(821)	(889)	(273)
Forwards (onshore)	(6,272)	23.5	(6,272)	-	-	-	-	-
Credit derivatives - financial Institutions	(58)	0.2	-	-	(1)	(2)	(7)	(48)
NDF - Non Deliverable Forward	(3,745)	14.0	(927)	(735)	(547)	(785)	(225)	(526)
Check of swap - Companies	(122)	0.5	-	-	(73)	-	-	(49)
Other	(64)	0.2	-	(2)	(2)	(6)	(9)	(45)
Total	**(26,746)**	**100.0**	**(7,596)**	**(1,113)**	**(1,378)**	**(3,325)**	**(4,877)**	**(8,457)**
% per maturity term			28.4	4.2	5.2	12.4	18.2	31.6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 62

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Futures contracts	**586,033**	-	-	-
Purchase commitments	**268,228**	-	-	-
Shares	13,675	-	-	-
Commodities	194	-	-	-
Interest	243,369	-	-	-
Foreign currency	10,990	-	-	-
Commitments to sell	**317,805**	-	-	-
Shares	13,965	-	-	-
Commodities	155	-	-	-
Interest	265,218	-	-	-
Foreign currency	38,467	-	-	-
Swap contracts	-	**(5,188)**	**(1,117)**	**(6,305)**
Asset position	**939,510**	**6,263**	**6,786**	**13,049**
Commodities	6	-	-	-
Interest	925,381	5,124	6,380	11,504
Foreign currency	14,123	1,139	406	1,545
Liability position	**939,510**	**(11,451)**	**(7,903)**	**(19,354)**
Shares	76	(5)	2	(3)
Commodities	620	-	(1)	(1)
Interest	913,745	(9,410)	(7,973)	(17,383)
Foreign currency	25,069	(2,036)	69	(1,967)
Option contracts	**1,262,568**	**324**	**(38)**	**286**
Purchase commitments – long position	**151,179**	**1,935**	**(108)**	**1,827**
Shares	8,211	289	100	389
Commodities	321	10	(3)	7
Interest	100,338	183	(98)	85
Foreign currency	42,309	1,453	(107)	1,346
Commitments to sell – long position	**495,464**	**1,808**	**580**	**2,388**
Shares	10,802	394	500	894
Commodities	278	11	1	12
Interest	441,673	427	460	887
Foreign currency	42,711	976	(381)	595
Purchase commitments – short position	**116,005**	**(1,564)**	**153**	**(1,411)**
Shares	9,716	(184)	(98)	(282)
Commodities	317	(9)	6	(3)
Interest	69,934	(147)	95	(52)
Foreign currency	36,038	(1,224)	150	(1,074)
Commitments to sell – short position	**499,920**	**(1,855)**	**(663)**	**(2,518)**
Shares	8,898	(246)	(503)	(749)
Commodities	192	(6)	(2)	(8)
Interest	448,029	(528)	(497)	(1,025)
Foreign currency	42,801	(1,075)	339	(736)
Forward operations (onshore)	**2,341**	**1,363**	**2**	**1,365**
Purchases receivable	**415**	**496**	-	**496**
Shares	36	36	-	36
Interest	379	460	-	460
Purchases payable	-	**(381)**	-	**(381)**
Shares	-	(2)	-	(2)
Interest	-	(379)	-	(379)
Sales receivable	**1,307**	**1,337**	**2**	**1,339**
Shares	1,307	1,292	2	1,294
Interest	-	45	-	45
Sales deliverable	**619**	**(89)**	-	**(89)**
Shares	2	(2)	-	(2)
Interest	45	(87)	-	(87)
Foreign currency	572	-	-	-
Credit derivatives	**8,324**	**(243)**	**223**	**(20)**
Asset position	**3,825**	**(87)**	**207**	**120**
Shares	1,576	(44)	136	92
Interest	2,249	(43)	71	28
Liability position	**4,499**	**(156)**	**16**	**(140)**
Shares	1,316	(55)	(14)	(69)
Interest	3,183	(101)	30	(71)
NDF - Non Deliverable Forward	**225,355**	**99**	**228**	**327**
Asset position	**122,495**	**3,378**	**333**	**3,711**
Commodities	167	16	1	17
Foreign currency	122,328	3,362	332	3,694
Liability position	**102,860**	**(3,279)**	**(105)**	**(3,384)**
Commodities	96	(6)	1	(5)
Foreign currency	102,764	(3,273)	(106)	(3,379)
Check of swap	**1,334**	**(71)**	**(47)**	**(118)**
Asset position	**115**	**7**	**37**	**44**
Interest	115	2	21	23
Foreign currency	-	5	16	21
Liability position	**1,219**	**(78)**	**(84)**	**(162)**
Interest	1,219	(17)	(6)	(23)
Foreign currency	-	(61)	(78)	(139)
Other derivative financial instruments	**5,304**	**198**	**214**	**412**
Asset position	**4,296**	**205**	**287**	**492**
Shares	217	(8)	10	2
Interest	4,074	213	65	278
Foreign currency	5	-	212	212
Liability position	**1,008**	**(7)**	**(73)**	**(80)**
Shares	842	(4)	(42)	(46)
Interest	158	(2)	(21)	(23)
Foreign currency	8	(1)	(10)	(11)
	Asset	**15,342**	**8,124**	**23,466**
	Liability	**(18,860)**	**(8,659)**	**(27,519)**
	Total	**(3,518)**	**(535)**	**(4,053)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2018
Futures contracts	217,836	193,637	33,969	140,591	586,033
Swaps contracts	70,403	96,913	96,090	676,104	939,510
Options	595,515	131,147	329,834	206,072	1,262,568
Forwards (onshore)	1,412	844	85	-	2,341
Credit derivatives	-	1,188	680	6,456	8,324
NDF - Non Deliverable Forward	76,032	102,024	30,212	17,087	225,355
Check of swap	-	115	-	1,219	1,334
Other derivative financial instruments	8	405	357	4,534	5,304

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 63

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Futures contracts	**607,980**	**8**	**150**	**158**
Purchase commitments	**323,102**	**8**	**150**	**158**
Shares	18,149	-	-	-
Commodities	187	-	-	-
Interest	275,155	7	(3)	4
Foreign currency	29,611	1	153	154
Commitments to sell	**284,878**	-	-	-
Shares	11,359	-	-	-
Commodities	168	-	-	-
Interest	245,230	-	-	-
Foreign currency	28,121	-	-	-
Swap contracts	**837,299**	**(4,770)**	**268**	**(4,502)**
Asset position	**837,299**	**3,630**	**5,560**	**9,190**
Shares	350	-	1	1
Interest	825,811	2,937	5,314	8,251
Foreign currency	11,138	693	245	938
Liability position	**837,299**	**(8,400)**	**(5,292)**	**(13,692)**
Shares	1,088	(1)	-	(1)
Interest	814,141	(8,244)	(5,275)	(13,519)
Foreign currency	22,070	(155)	(17)	(172)
Option contracts	**1,847,829**	**452**	**92**	**544**
Purchase commitments – long position	**245,514**	**1,256**	**392**	**1,648**
Shares	8,655	396	618	1,014
Commodities	367	11	18	29
Interest	204,674	202	(44)	158
Foreign currency	31,818	647	(200)	447
Commitments to sell – long position	**736,856**	**1,457**	**232**	**1,689**
Shares	11,795	358	34	392
Commodities	269	4	-	4
Interest	700,658	416	348	764
Foreign currency	24,134	679	(150)	529
Purchase commitments – short position	**88,688**	**(1,008)**	**(229)**	**(1,237)**
Shares	9,159	(128)	(527)	(655)
Commodities	278	(6)	(14)	(20)
Interest	51,477	(155)	65	(90)
Foreign currency	27,774	(719)	247	(472)
Commitments to sell – short position	**776,771**	**(1,253)**	**(303)**	**(1,556)**
Shares	10,241	(261)	(33)	(294)
Commodities	222	(8)	4	(4)
Interest	742,475	(435)	(378)	(813)
Foreign currency	23,833	(549)	104	(445)
Forward operations (onshore)	**9,954**	**639**	-	**639**
Purchases receivable	**1,654**	**1,861**	-	**1,861**
Shares	25	25	-	25
Interest	1,629	1,836	-	1,836
Purchases payable - Interest	-	**(1,644)**	-	**(1,644)**
Sales receivable	**737**	**5,049**	**1**	**5,050**
Shares	737	729	1	730
Interest	-	4,320	-	4,320
Sales deliverable	**7,563**	**(4,627)**	**(1)**	**(4,628)**
Shares	3,261	1	-	1
Interest	4,302	(4,628)	(1)	(4,629)
Credit derivatives	**10,110**	**(30)**	**109**	**79**
Asset position	**5,831**	**38**	**99**	**137**
Shares	1,955	22	69	91
Interest	3,876	16	30	46
Liability position	**4,279**	**(68)**	**10**	**(58)**
Shares	769	(21)	4	(17)
Interest	3,510	(47)	6	(41)
NDF - Non Deliverable Forward	**252,628**	**(948)**	**153**	**(795)**
Asset position	**119,312**	**2,781**	**169**	**2,950**
Commodities	80	6	1	7
Foreign currency	119,232	2,775	168	2,943
Liability position	**133,316**	**(3,729)**	**(16)**	**(3,745)**
Commodities	175	(14)	-	(14)
Foreign currency	133,141	(3,715)	(16)	(3,731)
Check of swap	**955**	**(73)**	**19**	**(54)**
Asset position - Foreign currency	**514**	-	**68**	**68**
Liability position - Interest	**441**	**(73)**	**(49)**	**(122)**
Other financial instruments	**4,225**	**90**	**(62)**	**28**
Asset position	**2,464**	**100**	**(8)**	**92**
Shares	191	(9)	5	(4)
Interest	2,147	109	(15)	94
Foreign currency	126	-	2	2
Liability position	**1,761**	**(10)**	**(54)**	**(64)**
Shares	1,404	(1)	(57)	(58)
Interest	327	(2)	(2)	(4)
Foreign currency	30	(7)	5	(2)
	Asset	**16,180**	**6,663**	**22,843**
	Liability	**(20,812)**	**(5,934)**	**(26,746)**
	Total	**(4,632)**	**729**	**(3,903)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**12/31/2017**
Futures contracts	187,771	152,660	87,819	179,730	607,980
Swaps contracts	37,526	135,791	115,296	548,686	837,299
Options	418,679	290,491	457,164	681,495	1,847,829
Forwards (onshore)	6,997	1,933	1,024	-	9,954
Credit derivatives	-	510	1,230	8,370	10,110
NDF - Non Deliverable Forward	63,446	136,650	39,109	13,423	252,628
Check of swap	-	293	-	662	955
Other derivative financial instruments	-	474	851	2,900	4,225

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 64

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2018							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**480,950**	**20,209**	**1,106,794**	**1,912**	**-**	**47,628**	**-**	**-**
Over-the-counter market	**105,083**	**919,301**	**155,774**	**429**	**8,324**	**177,727**	**1,334**	**5,304**
Financial institutions	104,297	702,848	110,859	-	7,742	103,172	-	3,602
Companies	786	150,639	44,464	429	582	73,811	1,334	1,702
Individuals	-	65,814	451	-	-	744	-	-
Total	**586,033**	**939,510**	**1,262,568**	**2,341**	**8,324**	**225,355**	**1,334**	**5,304**

	12/31/2017							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**476,031**	**24,339**	**1,746,729**	**4,023**	**-**	**76,838**	**-**	**-**
Over-the-counter market	**131,949**	**812,960**	**101,100**	**5,931**	**10,110**	**175,790**	**955**	**4,225**
Financial institutions	131,525	525,855	69,460	-	10,110	118,743	-	1,792
Companies	424	173,129	31,340	5,931	-	56,905	955	2,433
Individuals	-	113,976	300	-	-	142	-	-
Total	**607,980**	**837,299**	**1,847,829**	**9,954**	**10,110**	**252,628**	**955**	**4,225**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 65

IV - Credit derivatives

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

	12/31/2018				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,853	1,685	1,913	3,203	52
Total by instrument	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By risk rating					
Investment grade	1,361	300	510	539	12
Below investment grade	5,492	1,385	1,403	2,664	40
Total by risk	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By reference entity					
Brazilian government	3,772	1,167	1,118	1,487	-
Government – abroad	314	71	85	156	2
Private entities	2,767	447	710	1,560	50
Total by entity	**6,853**	**1,685**	**1,913**	**3,203**	**52**

	12/31/2017				
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,416	1,200	2,412	2,804	-
Total by instrument	**6,416**	**1,200**	**2,412**	**2,804**	**-**
By risk rating					
Investment grade	1,416	449	347	620	-
Below investment grade	5,000	751	2,065	2,184	-
Total by risk	**6,416**	**1,200**	**2,412**	**2,804**	**-**
By reference entity					
Brazilian government	3,597	406	1,671	1,520	-
Government – abroad	329	144	90	95	-
Private entities	2,490	650	651	1,189	-
Total by entity	**6,416**	**1,200**	**2,412**	**2,804**	**-**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor's and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 66

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,853)	1,471	(5,382)
Total	**(6,853)**	**1,471**	**(5,382)**

	12/31/2017		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,416)	3,694	(2,722)
Total	**(6,416)**	**3,694**	**(2,722)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 67

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2018					
	Gross amount of recognized financial assets (1)	Gross amount offset in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,126	-	280,126	(2,822)	-	277,304
Derivatives	23,466	-	23,466	(3,091)	-	20,375

	12/31/2017					
	Gross amount of recognized financial assets (1)	Gross amount offset in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	244,699	-	244,699	(575)	-	244,124
Derivatives	22,843	-	22,843	(3,138)	-	19,705

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2018					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	330,237	-	330,237	(23,079)	-	307,158
Derivatives	27,519	-	27,519	(3,091)	(333)	24,095

	12/31/2017					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position (2)		Net amount
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	312,634	-	312,634	(14,489)	-	298,145
Derivatives	26,746	-	26,746	(3,138)	(452)	23,156

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 68

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of Syndicated Loan: to hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. In the case of cash flow hedge, ITAÚ UNIBANCO HOLDING adopts the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 69 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to exchange variation. The structure of risk limits is extended to the risk factor level, with specific limits that aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for categories of interest rate and exchange rate are realized considering aggregate risks when there are compatible hedge instruments. Due to a management’s decision, in certain cases risks are hedged for the term and limit of the hedge instrument risk factor. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forward), Forward, Swap and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedge instruments and hedged items, where the expectation is that these instruments move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. The sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedge instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge of the variability in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of Syndicated Loan: to hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate, through futures contracts; · Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge the variations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of asset-backed securities under repurchase agreements: to hedge changes in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness and to measure the ineffectiveness of such strategies. In such strategies of cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. In the case of cash flow hedge, ITAÚ UNIBANCO HOLDING adopts the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 69

a) Hedge Cash flow

Strategies	Heading	12/31/2018 – Hedged item – Book Value – Assets	Book Value – Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument – Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	29,727	(1,682)	(2,946)	29,727	(1,800)
Hedge of assets transactions	Loan operations and lease operations and Securities	7,866	-	136	136	8,003	136
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	36,668	-	353	353	38,013	359
Hedge of loan operations	Loan operations and lease operations	274	-	6	6	268	7
Hedge of funding	Deposits	-	3,200	78	86	3,105	82
Hedge of assets denominated in UF	Securities	13,247	-	26	26	13,221	23
Foreign exchange risk							
Hedge of highly probable forecast transactions		71	-	6	6	71	6
Total		**58,126**	**32,927**	**(1,077)**	**(2,333)**	**92,408**	**(1,187)**

Strategies	Heading	12/31/2017 – Hedged item – Book Value – Assets	Book Value – Liabilities	Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Hedge instrument – Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	62,667	(3,227)	(3,227)	62,667	(3,377)
Hedge of assets transactions	Loan operations and lease operations and Securities	23,490	-	429	429	23,919	429
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	31,099	-	672	672	31,855	670
Hedge of loan operations	Loan operations and lease operations	1,124	-	14	14	1,124	13
Hedge of funding	Deposits	-	6,444	(16)	(16)	6,444	(17)
Hedge of assets denominated in UF	Securities	15,227	-	(29)	(29)	15,227	(34)
Foreign exchange risk							
Hedge of highly probable forecast transactions		219	-	(5)	(5)	232	(5)
Total		**71,159**	**69,111**	**(2,162)**	**(2,162)**	**141,468**	**(2,321)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The amount of R$ (1,615) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2018, the amount of R$ (499) was recognized in Result related to this deferral.

Hedge Instruments	12/31/2018 – Nominal Value	Book Value (*) – Assets	Book Value (*) – Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	75,743	256	21	(1,305)	(1,193)	(112)	-
Interest rate Swap	16,594	3,023	13,519	112	110	2	-
Foreign currency risk							
DDI futures	6	5	-	1	1	-	
Option	65	9	-	5	5	-	-
Total	**92,408**	**3,293**	**13,540**	**(1,187)**	**(1,077)**	**(110)**	**-**

Hedge Instruments	12/31/2017 – Nominal Value	Book Value (*) – Assets	Book Value (*) – Liabilities	Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
Interest rate risk							
Interest rate futures	118,441	13	(32)	(2,278)	(2,126)	(152)	-
Interest rate Swap	22,795	14	(44)	(38)	(31)	(7)	-
Foreign currency risk							
DDI futures	78	-	-	1	1	-	-
Option	154	9	-	(6)	(6)	-	-
Total	**141,468**	**36**	**(76)**	**(2,321)**	**(2,162)**	**(159)**	**-**

(*) Amounts recorded in the Derivatives.

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 70

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office, by contracting futures, DDI, NDF and financial assets.

The risk hedged in this type of strategy is the foreign exchange risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess the effectiveness and measure the ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Strategies	12/31/2018					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,820	(7,300)	(7,300)	12,550	(7,296)
Total	**-**	**14,820**	**(7,300)**	**(7,300)**	**12,550**	**(7,296)**

Strategies	12/31/2017					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	13,074	(5,507)	(5,507)	10,561	(5,503)
Total	**-**	**13,074**	**(5,507)**	**(5,507)**	**10,561**	**(5,503)**

(1) Hedge instruments include the overhedge rate of 44.65% regarding taxes.
(2) Amounts recorded in the Hedge of net investment in foreign operation.

Hedge instruments	12/31/2018						
	Nominal Value	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	27,990	-	113	(11,394)	(11,353)	(41)	-
Forward	(1,470)	1,059	-	764	726	38	-
NDF	(13,167)	255	-	3,198	3,189	9	-
Financial Assets	(803)	803	-	136	138	(2)	-
Total	**12,550**	**2,117**	**113**	**(7,296)**	**(7,300)**	**4**	**-**

Hedge instruments	12/31/2017						
	Nominal Value	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	23,641	49	-	(7,646)	(7,605)	(41)	-
Forward	(1,065)	1,050	-	661	623	38	-
NDF	(11,474)	-	357	1,525	1,516	9	-
Financial Assets	(541)	541	-	(43)	(41)	(2)	-
Total	**10,561**	**1,640**	**357**	**(5,503)**	**(5,507)**	**4**	**-**

(*) Amounts recorded in the Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 71

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to assess effectiveness and to measure ineffectiveness of these strategies.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

- The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Adjustment to fair value		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,066	-	7,119	-	53	7,066	(54)
Hedge of funding	-	9,124	-	9,081	(43)	9,124	43
Hedge of fair value through other comprehensive	5,391	-	5,483	-	93	5,401	(82)
Total	**12,457**	**9,124**	**12,602**	**9,081**	**103**	**21,591**	**(93)**

Strategies	12/31/2017						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Adjustment to fair value		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	5,977	-	5,978	-	(50)	5,977	52
Hedge of funding	-	12,157	-	9,562	108	12,157	(113)
Hedge of syndicated loan	-	794	-	779	-	794	-
Hedge of fair value through other comprehensive	482	-	450	-	(33)	482	34
Total	**6,459**	**12,951**	**6,428**	**10,341**	**25**	**19,410**	**(27)**

(*) Amounts recorded in the heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 72

Hedge Instruments	12/31/2018				
	Nominal Value	Book value (*)		Variation in the amount used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap	21,591	86	1,078	(93)	10
Total	**21,591**	**86**	**1,078**	**(93)**	**10**

Hedge Instruments	12/31/2017				
	Nominal Value	Book value (*)		Variation in the amount used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate Swap	19,410	86	114	(27)	(2)
Total	**19,410**	**86**	**114**	**(27)**	**(2)**

(*) Amounts recorded in the Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 73

The tables below present, for each strategy, the nominal value and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	12/31/2018			12/31/2017		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Nominal Value	Fair value adjustments	Book Value	Nominal Value	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	29,727	(21)	29,727	62,667	(32)	62,667
Hedge of highly probable forecast transactions	71	6	71	232	9	219
Hedge of net investment in foreign operations (*)	12,550	2,230	14,820	10,561	1,283	13,074
Hedge of loan operations (Fair value)	7,066	(54)	7,066	5,977	52	5,977
Hedge of loan operations (Cash flow)	268	7	274	1,124	14	1,124
Hedge of funding (Fair value)	9,124	43	9,124	12,157	(114)	12,157
Hedge of funding (Cash flow)	3,105	82	3,200	6,444	(16)	6,444
Hedge of syndicated loan (Fair value)	-	-	-	794		794
Hedge of assets transactions	8,003	136	7,866	23,919	2	23,490
Hedge of Asset-backed securities under repurchase agreements	38,013	8	36,668	31,855	11	31,099
Hedge of assets denominated in UF	13,221	23	13,247	15,227	(28)	15,227
Hedge of fair value through other comprehensive income	5,401	(82)	5,391	482	34	482
Total		**2,378**			**1,215**	

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	11,925	4,729	3,519	-	5,737	3,817	-	**29,727**
Hedge of highly probable forecast transactions	71	-	-	-	-	-	-	**71**
Hedge of net investment in foreign operations (*)	12,550	-	-	-	-	-	-	**12,550**
Hedge of loan operations (Fair value)	293	1,416	1,793	1,379	375	822	988	**7,066**
Hedge of loan operations (Cash flow)	-	28	162	78	-	-	-	**268**
Hedge of funding (Fair value)	1,590	297	154	391	377	3,972	2,343	**9,124**
Hedge of funding (Cash flow)	2,874	-	-	-	-	231	-	**3,105**
Hedge of assets transactions	6,346	-	1,657	-	-	-	-	**8,003**
Hedge of Asset-backed securities under repurchase agreements	26,943	5,838	1,517	-	3,715	-	-	**38,013**
Hedge of assets denominated in UF	12,241	924	56	-	-	-	-	**13,221**
Hedge of fair value through other comprehensive income	4,223	-	-	-	-	1,178	-	**5,401**
Total	**79,056**	**13,232**	**8,858**	**1,848**	**10,204**	**10,020**	**3,331**	**126,549**

Strategies	12/31/2017							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over de 10 years	Total
Hedge of deposits and repurchase agreements	31,471	11,205	6,210	12,125	-	1,656	-	**62,667**
Hedge of highly probable forecast transactions	162	70	-	-	-	-	-	**232**
Hedge of net investment in foreign operations (*)	10,561	-	-	-	-	-	-	**10,561**
Hedge of loan operations (Fair value)	268	143	628	1,502	1,335	642	1,459	**5,977**
Hedge of loan operations (Cash flow)	-	-	27	157	75	865	-	**1,124**
Hedge of funding (Fair value)	2,399	3,669	799	218	348	2,099	2,625	**12,157**
Hedge of funding (Cash flow)	1,646	749	1,026	884	525	1,614	-	**6,444**
Hedge of syndicated loan (Fair value)	794	-	-	-	-	-	-	**794**
Hedge of assets transactions	16,726	5,940	-	1,253	-	-	-	**23,919**
Hedge of Asset-backed securities under repurchase agreements	251	25,209	3,956	1,349	-	1,090	-	**31,855**
Hedge of assets denominated in UF	12,352	2,822	-	53	-	-	-	**15,227**
Hedge of fair value through other comprehensive income	-	-	223	-	-	259	-	**482**
Total	**76,630**	**49,807**	**12,869**	**17,541**	**2,283**	**8,225**	**4,084**	**171,439**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 74

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding cost of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2018				12/31/2017			
	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities [(1a)]	27,064	775	-	27,839	31,933	993	-	32,926
Other	36	-	(36)	-	36	-	(36)	-
Government securities – abroad [(1b)]	**18,844**	**(70)**	**(2)**	**18,772**	**16,583**	**(41)**	**-**	**16,542**
Germany	22	-	-	22	-	-	-	-
Colombia	5,491	14	-	5,505	2,928	92	-	3,020
Chile	7,647	7	(1)	7,653	9,554	(4)	-	9,550
United States	2,634	(16)	-	2,618	1,568	(18)	-	1,550
France	891	-	-	891	-	-	-	-
Paraguay	1,601	(71)	(1)	1,529	1,915	(115)	-	1,800
Uruguay	557	(4)	-	553	618	4	-	622
Other	1	-	-	1	-	-	-	-
Corporate securities [(1c)]	**2,719**	**40**	**(47)**	**2,712**	**2,656**	**73**	**(48)**	**2,681**
Shares	77	84	-	161	73	75	-	148
Bank deposit certificates	1,053	-	-	1,053	685	-	-	685
Debentures	44	-	(42)	2	44	-	(43)	1
Eurobonds and others	1,542	(44)	(2)	1,496	1,851	(2)	(2)	1,847
Other	3	-	(3)	-	3	-	(3)	-
Total	**48,663**	**745**	**(85)**	**49,323**	**51,208**	**1,025**	**(84)**	**52,149**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and clients were: a) R$ 25,147 (R$ 26,953 at 12/31/2017), b) R$ 3,583 (R$ 37 at 12/31/2017) and c) R$ 237 (R$ 479 at 12/31/2017), totaling R$ 28,967 (R$ 27,469 at 12/31/2017);

The cost and financial assets at fair value through other comprehensive income - securities by maturity are as follows:

	12/31/2018		12/31/2017	
	Cost	Fair value	Cost	Fair value
Current	**10,666**	**10,684**	**9,546**	**9,666**
Non-stated maturity	77	161	73	148
Up to one year	10,589	10,523	9,473	9,518
Non-current	**37,997**	**38,639**	**41,662**	**42,483**
From one to five years	21,417	21,650	23,138	23,415
From five to ten years	11,906	12,029	11,368	11,680
After ten years	4,674	4,960	7,156	7,388
Total	**48,663**	**49,323**	**51,208**	**52,149**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2018			
	Costs	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	77	84	-	161
Total	**77**	**84**	**-**	**161**

	12/31/2017			
	Costs	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	73	75	-	148
Total	**73**	**75**	**-**	**148**

In the period there was no receipt of dividends and there was no reclassification in Stockholder's Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2018		12/31/2017	
	Costs	Fair Value	Costs	Fair Value
Current	**77**	**161**	**73**	**148**
Non-stated maturity	77	161	73	148

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 75

Reconciliation of expected loss for Financial assets at fair value through other comprehensive instrument - securities, segregated by stages:

Stage 1	Expected loss 01/01/2018	Gains / (Losses)	Purchases	Settlements	Expected loss 12/31/2018
Financial assets at fair value through other comprehensive income	**(84)**	**(1)**	**(2)**	**2**	**(85)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	(36)
Corporate securities	**(48)**	**(1)**	**(2)**	**2**	**(49)**
Debentures	(43)	-	-	-	(43)
Eurobonds and others	(2)	(1)	(2)	2	(3)
Other	(3)	-	-	-	(3)

Stage 1	Expected loss 01/01/2017	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2017
Financial assets at fair value through other comprehensive income	**(93)**	**-**	**(2)**	**-**	**-**	**11**	**(84)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**(36)**
Others	(36)	-	-	-	-	-	(36)
Corporate securities	**(57)**	**-**	**(2)**	**-**	**-**	**11**	**(48)**
Debentures	(43)	-	-	-	-	-	(43)
Eurobond and others	(11)	-	(2)	-	-	11	(2)
Others	(3)	-	-	-	-	-	(3)

Stage 3	Expected loss 01/01/2017	Gains / (Losses)	Purchases	Settlements	Transfer to stage 1	Transfer to stage 2	Expected loss 12/31/2017
Financial assets at fair value through other comprehensive income	**-**	**-**	**-**	**10**	**(10)**	**-**	**-**
Corporate securities	**-**	**-**	**-**	**10**	**(10)**	**-**	**-**
Eurobonds and others	-	-	-	10	(10)	-	-

Stage 1	Expected loss 01/01/2016	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2016
Financial assets at fair value through other comprehensive income	**(82)**	**-**	**(1)**	**-**	**-**	**(10)**	**(93)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	(36)
Corporate securities	**(46)**	**-**	**(1)**	**-**	**-**	**(10)**	**(57)**
Debentures	(43)	-	-	-	-	-	(43)
Other	(3)	-	-	-	-	-	(3)

Stage 3	Expected loss 01/01/2016	Gains / (Losses)	Purchases	Settlements	Transfer to stage 1	Transfer to stage 2	Expected loss 12/31/2016
Financial assets at fair value through other comprehensive income	**(13)**	**-**	**-**	**-**	**13**	**-**	**-**
Corporate securities	**(13)**	**-**	**-**	**-**	**13**	**-**	**-**
Eurobonds and others	(13)	-	-	-	13	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 76

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities is as follows:

	12/31/2018			12/31/2017		
	Amortized cost	Expected loss	Fair Value	Amortized cost	Expected loss	Fair Value
Brazilian government securities (1a)	**54,064**	**(58)**	**54,006**	**54,875**	**(66)**	**54,809**
Government securities – abroad (1b)	**6,700**	**(3)**	**6,697**	**8,414**	**(3)**	**8,411**
Colombia	356	(3)	353	836	(3)	833
Chile	256	-	256	154	-	154
Korea	1,385	-	1,385	1,944	-	1,944
Denmark	-	-	-	1,951	-	1,951
Spain	2,411	-	2,411	2,937	-	2,937
United States	19	-	19	16	-	16
Mexico	2,258	-	2,258	559	-	559
Paraguay	-	-	-	4	-	4
Uruguay	15	-	15	13	-	13
Corporate securities (1c)	**49,631**	**(3,585)**	**46,046**	**48,135**	**(5,113)**	**43,022**
Rural product note	4,181	(178)	4,003	2,899	(160)	2,739
Bank deposit certificates	123	-	123	130	-	130
Securitized real estate loans	9,876	(361)	9,515	13,839	(2,056)	11,783
Debentures	29,001	(3,013)	25,988	23,397	(2,857)	20,540
Eurobonds and others	4,005	(2)	4,003	3,660	(3)	3,657
Financial bills	-	-	-	60	-	60
Promissory notes	1,069	(14)	1,055	3,246	(23)	3,223
Other	1,376	(17)	1,359	904	(14)	890
Total (2)	**110,395**	**(3,646)**	**106,749**	**111,424**	**(5,182)**	**106,242**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Clients were: a) R$ 24,988 (R$ 26,953 at 12/31/2017), b) (R$ 479 at 12/31/2017) and c) R$ 8,860 (R$ 37 at 12/31/2017), totaling R$ 33,848 (R$ 27,469 at 12/31/2017).

(2) In order to reflect the risk management to the current strategy considered in business models, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING changed the classification of Brazilian Debt Securities from Fair Value Through Profit or Loss, in the amount of R$ 3,707, and Fair Value Through Other Comprehensive Income, in the amount of R$ 8,678 to amortized cost. The fair value of these instruments at 06/30/2018 was R$ 11,880. In the event these financial assets had not been reclassified, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (282), net of tax effects.

The interest income related to Financial assets at amortized cost - Securities assets was R$ 2,614 (Note 21a).

The fair value of Financial assets at amortized cost - Securities assets is disclosed in Note 28.

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2018		12/31/2017	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Current	**14,661**	**14,119**	**26,057**	**25,652**
Up to one year	14,661	14,119	26,057	25,652
Non-current	**95,734**	**92,630**	**85,367**	**80,590**
From one to five years	51,820	50,970	53,303	50,650
From five to ten years	31,318	29,802	19,883	18,571
After ten years	12,596	11,858	12,181	11,369
Total	**110,395**	**106,749**	**111,424**	**106,242**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 77

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 01/01/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Transfer of Stage 2	Transfer of Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	(76)	(129)	(28)	14	-	-	(4)	-	(223)
Government securities - other countries - Colombia	(3)	1	(2)	-	-	-	-	-	(4)
Corporate securities	(73)	(130)	(26)	14	-	-	(4)	-	(219)
Rural product note	(9)	5	(7)	4	-	-	-	-	(7)
Securitized real estate loans	(9)	5	-	2	-	-	-	-	(2)
Debentures	(52)	(140)	(18)	8	-	-	(4)	-	(206)
Eurobond and others	(2)	-	-	-	-	-	-	-	(2)
Promissory notes	(1)	-	(1)	-	-	-	-	-	(2)

Stage 2	Expected loss 01/01/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Transfer of Stage 1	Transfer of Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	(368)	(12)	(561)	6	51	74	(14)	-	(824)
Brazilian government securities	(65)	6	-	-	-	-	-	-	(59)
Corporate securities	(303)	(18)	(561)	6	51	74	(14)	-	(765)
Rural product note	-	11	(22)	-	-	11	-	-	-
Securitized real estate loans	(5)	-	-	-	-	6	(1)	-	-
Debentures	(284)	(22)	(539)	1	51	36	(8)	-	(765)
Eurobond and others	-	-	-	5	-	-	(5)	-	-
Other	(14)	(7)	-	-	-	21	-	-	-

Stage 3	Expected loss 01/01/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Transfer of Stage 1	Transfer of Stage 2	Expected loss 12/31/2018
Financial assets at amortized cost	(4,738)	784	(594)	2,065	-	-	-	(116)	(2,599)
Corporate securities	(4,738)	784	(594)	2,065	-	-	-	(116)	(2,599)
Rural product note	(148)	(106)	(36)	127	-	-	-	(10)	(173)
Securitized real estate loans	(2,046)	463	-	1,244	-	-	-	(22)	(361)
Debentures	(2,522)	432	(558)	678	-	-	-	(67)	(2,037)
Promissory notes	(22)	(5)	-	16	-	-	-	-	(11)
Other	-	-	-	-	-	-	-	(17)	(17)

Stage 1	Expected loss 01/01/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Transfer of Stage 2	Transfer of Stage 3	Expected loss 12/31/2017
Financial assets at amortized cost	(82)	(24)	(44)	48	-	26	-	-	(76)
Government securities - other countries - Colombia	(3)	-	-	-	-	-	-		(3)
Corporate securities	(79)	(24)	(44)	48	-	26	-	-	(73)
Rural product note	(4)	(2)	(7)	4	-	-	-	-	(9)
Securitized real estate loans	(17)	(3)	-	-	-	11	-	-	(9)
Debentures	(50)	(20)	(35)	39	-	14	-	-	(52)
Eurobond and others	(5)	1	(1)	3	-	-	-	-	(2)
Promissory notes	(1)	-	(1)	1	-	-	-	-	(1)
Others	(2)	-	-	1	-	1	-	-	-

Stage 2	Expected loss 01/01/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Transfer of Stage 1	Transfer of Stage 3	Expected loss 12/31/2017
Financial assets at amortized cost	(438)	(73)	(281)	314	-	176	(66)	-	(368)
Brazilian government securities	(72)	7	-	-	-	-	-	-	(65)
Corporate securities	(366)	(80)	(281)	314	-	176	(66)	-	(303)
Rural product note	(30)	(3)	-	33	-	-	-	-	-
Securitized real estate loans	(50)	2	-	-	-	43	-	-	(5)
Debentures	(286)	(79)	(267)	281	-	133	(66)	-	(284)
Others	-	-	(14)	-	-	-	-	-	(14)

Stage 3	Expected loss 01/01/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Transfer of Stage 1	Transfer of Stage 2	Expected loss 12/31/2017
Financial assets at amortized cost	(3,298)	(528)	(1,276)	1,221	-	-	(115)	(742)	(4,738)
Corporate securities	(3,298)	(528)	(1,276)	1,221	-	-	(115)	(742)	(4,738)
Rural product note	(56)	(37)	(55)	-	-	-	-	-	(148)
Securitized real estate loans	(1,650)	(200)	-	125	-	-	(115)	(206)	(2,046)
Debentures	(1,469)	(294)	(1,199)	976	-	-	-	(536)	(2,522)
Eurobond and others	(101)	3	-	98	-	-	-	-	-
Promissory notes	(22)	-	(22)	22	-	-	-	-	(22)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 78

Stage 1	Expected loss 01/01/2016	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Transfer of Stage 2	Transfer of Stage 3	Expected loss 12/31/2016
Financial assets at amortized cost	**(199)**	**31**	**(34)**	**60**	**12**	**48**	**-**	**-**	**(82)**
Government securities - other countries - Colombia			**(3)**				**-**	**-**	**(3)**
Corporate securities	**(199)**	**31**	**(31)**	**60**	**12**	**48**	**-**	**-**	**(79)**
Rural product note	(2)	(1)	(2)	1	-	-	-	-	(4)
Securitized real estate loans	(54)	1	-	1	2	33	-	-	(17)
Debentures	(109)	27	(25)	35	10	12	-	-	(50)
Eurobond and others	(32)	4	(2)	22	-	3	-	-	(5)
Promissory notes	(2)	-	-	1	-	-	-	-	(1)
Outros	-	-	(2)	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2016	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Transfer of Stage 1	Transfer of Stage 3	Expected loss 12/31/2016
Financial assets at amortized cost	**(385)**	**21**	**(131)**	**161**	**-**	**68**	**(172)**	**-**	**(438)**
Brazilian government securities	**(78)**	**6**	**-**	**-**	**-**	**-**	**-**	**-**	**(72)**
Corporate securities	**(307)**	**15**	**(131)**	**161**	**-**	**68**	**(172)**	**-**	**(366)**
Rural product note	(26)	11	(17)	2	-	-	-	-	(30)
Securitized real estate loans	(6)	-	-	-	-	6	(50)	-	(50)
Debentures	(223)	4	(114)	107	-	62	(122)	-	(286)
Eurobond and others	(13)	-	-	13	-	-	-	-	-
Outros	(39)	-	-	39	-	-	-	-	-

Stage 3	Expected loss 01/01/2016	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Transfer of Stage 1	Transfer of Stage 2	Expected loss 12/31/2016
Financial assets at amortized cost	**(425)**	**(186)**	**(720)**	**176**	**-**	**-**	**(1,699)**	**(444)**	**(3,298)**
Corporate securities	**(425)**	**(186)**	**(720)**	**176**	**-**	**-**	**(1,699)**	**(444)**	**(3,298)**
Rural product note	-	(56)	-	-	-	-	-	-	(56)
Securitized real estate loans	(10)	(1)	(95)	10	-	-	(1,321)	(233)	(1,650)
Debentures	(285)	(149)	(623)	61	-	-	(262)	(211)	(1,469)
Eurobond and others	(52)	20	(2)	27	-	-	(94)	-	(101)
Promissory notes	(78)	-	-	78	-	-	(22)	-	(22)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 79

Note 10 - Loan operations and lease operations portfolio

a) Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2018	12/31/2017
Individuals	**212,564**	**193,385**
Credit card	78,255	67,413
Personal loan	29,543	27,295
Payroll loans	46,878	44,716
Vehicles	15,920	14,165
Mortgage loans	41,968	39,796
Corporate	**102,643**	**107,647**
Small and medium businesses	**68,812**	**60,290**
Foreign loans - Latin America	**152,072**	**136,397**
Total Loan Operations and Lease Operations (1)	**536,091**	**497,719**
Provision for Expected Loss (2)	(33,509)	(36,469)
Total loan operations and lease operations, net of allowance for Expected Credit Loss	**502,582**	**461,250**

(1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017.
(2) Comprises Provision for Expected Loss for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017).

By maturity	12/31/2018	12/31/2017
Overdue as from 1 day	19,563	21,974
Falling due up to 3 months	144,812	127,402
Falling due more than 3 months but less than 1 year	127,805	116,089
Falling due after 1 year	243,911	232,254
Total loan operations and lease operations	**536,091**	**497,719**

By concentration (*)	12/31/2018	12/31/2017
Largest debtor	5,193	4,079
10 largest debtors	31,564	28,958
20 largest debtors	47,433	46,313
50 largest debtors	73,358	74,772
100 largest debtors	98,675	101,149

(*) The amounts include Financial Guarantees Pledged

The breakdown of the Loan and lease operations portfolio by debtor's industry is evidenced in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 80

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	Beginning balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**161,364**	**(15,847)**	**(1,921)**	**5,820**	**-**	**-**	**28,072**	**177,488**
Credit card	57,073	(6,361)	(471)	3,335	-	-	11,651	65,227
Personal loans	12,290	(4,854)	(908)	665	-	-	6,932	14,125
Payroll loans	42,115	(1,882)	(431)	542	-	-	3,812	44,156
Vehicles	12,550	(1,442)	(104)	322	-	-	3,027	14,353
Mortgage loans	37,336	(1,308)	(7)	956	-	-	2,650	39,627
Corporate	**91,442**	**(726)**	**(137)**	**1,629**	**113**	**-**	**(1,605)**	**90,716**
Small and medium businesses	**47,132**	**(4,891)**	**(742)**	**2,849**	**22**	**-**	**12,729**	**57,099**
Foreign loans - Latin America	**117,448**	**(10,913)**	**(1,261)**	**9,691**	**132**	**-**	**19,226**	**134,323**
Total	**417,386**	**(32,377)**	**(4,061)**	**19,989**	**267**	**-**	**58,422**	**459,626**

Stage 2	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**13,032**	**(5,820)**	**(7,796)**	**15,847**	**1,018**	**-**	**748**	**17,029**
Credit card	6,027	(3,335)	(2,794)	6,361	60	-	2,170	8,489
Personal loans	3,108	(665)	(2,970)	4,854	611	-	(511)	4,427
Payroll loans	733	(542)	(1,136)	1,882	131	-	(44)	1,024
Vehicles	987	(322)	(598)	1,442	65	-	(552)	1,022
Mortgage loans	2,177	(956)	(298)	1,308	151	-	(315)	2,067
Corporate	**3,833**	**(1,629)**	**(1,032)**	**726**	**1,347**	**-**	**(1,023)**	**2,222**
Small and medium businesses	**6,001**	**(2,849)**	**(1,610)**	**4,891**	**505**	**-**	**(1,063)**	**5,875**
Foreign loans - Latin America	**13,028**	**(9,691)**	**(3,025)**	**10,913**	**1,002**	**-**	**(459)**	**11,768**
Total	**35,894**	**(19,989)**	**(13,463)**	**32,377**	**3,872**	**-**	**(1,797)**	**36,894**

Stage 3	Beginning balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**18,989**	**-**	**(1,018)**	**1,921**	**7,796**	**(8,520)**	**(1,121)**	**18,047**
Credit card	4,313	-	(60)	471	2,794	(3,155)	176	4,539
Personal loans	11,897	-	(611)	908	2,970	(3,724)	(449)	10,991
Payroll loans	1,868	-	(131)	431	1,136	(1,336)	(270)	1,698
Vehicles	628	-	(65)	104	598	(283)	(437)	545
Mortgage loans	283	-	(151)	7	298	(22)	(141)	274
Corporate	**12,372**	**(113)**	**(1,347)**	**137**	**1,032**	**(1,172)**	**(1,204)**	**9,705**
Small and medium businesses	**7,157**	**(22)**	**(505)**	**742**	**1,610**	**(2,471)**	**(673)**	**5,838**
Foreign loans - Latin America	**5,921**	**(132)**	**(1,002)**	**1,261**	**3,025**	**(1,384)**	**(1,708)**	**5,981**
Total	**44,439**	**(267)**	**(3,872)**	**4,061**	**13,463**	**(13,547)**	**(4,706)**	**39,571**

Consolidated 3 Stages (*)	Beginning balance at 12/31/2017	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	**193,385**	**(8,520)**	**27,699**	**212,564**
Credit card	67,413	(3,155)	13,997	78,255
Personal loans	27,295	(3,724)	5,972	29,543
Payroll loans	44,716	(1,336)	3,498	46,878
Vehicles	14,165	(283)	2,038	15,920
Mortgage loans	39,796	(22)	2,194	41,968
Corporate	**107,647**	**(1,172)**	**(3,832)**	**102,643**
Small and medium businesses	**60,290**	**(2,471)**	**10,993**	**68,812**
Foreign loans - Latin America	**136,397**	**(1,384)**	**17,059**	**152,072**
Total	**497,719**	**(13,547)**	**51,919**	**536,091**

(*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 at 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 81

Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages:

Stage 1	Beginning balance at 12/31/2016	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	**151,645**	**(3,925)**	**(2,346)**	**2,747**	**72**	**-**	**13,171**	**161,364**
Credit card	48,772	(1,191)	(176)	1,513	10	-	8,145	57,073
Personal loans	11,068	(621)	(907)	313	6	-	2,431	12,290
Payroll loans	42,360	(412)	(866)	225	33	-	775	42,115
Vehicles	13,482	(733)	(338)	211	9	-	(81)	12,550
Mortgage loans	35,963	(968)	(59)	485	14	-	1,901	37,336
Corporate	**104,359**	**(884)**	**(731)**	**894**	**4**	**-**	**(12,200)**	**91,442**
Small and medium businesses	**43,047**	**(1,599)**	**(701)**	**901**	**10**	**-**	**5,474**	**47,132**
Foreign loans - Latin America	**113,441**	**(5,913)**	**(1,589)**	**1,501**	**74**	**-**	**9,934**	**117,448**
Total	**412,492**	**(12,321)**	**(5,367)**	**6,043**	**160**	**-**	**16,379**	**417,386**

Stage 2	Beginning balance at 12/31/2016	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	**14,248**	**(2,747)**	**(2,282)**	**3,925**	**665**	**-**	**(777)**	**13,032**
Credit card	6,634	(1,513)	(722)	1,191	12	-	425	6,027
Personal loans	3,534	(313)	(872)	621	515	-	(377)	3,108
Payroll loans	771	(225)	(241)	412	44	-	(28)	733
Vehicles	1,269	(211)	(297)	733	39	-	(546)	987
Mortgage loans	2,040	(485)	(150)	968	55	-	(251)	2,177
Corporate	**5,877**	**(894)**	**(434)**	**884**	**90**	**-**	**(1,690)**	**3,833**
Small and medium businesses	**7,815**	**(901)**	**(946)**	**1,599**	**428**	**-**	**(1,994)**	**6,001**
Foreign loans - Latin America	**8,964**	**(1,501)**	**(1,246)**	**5,913**	**134**	**-**	**764**	**13,028**
Total	**36,904**	**(6,043)**	**(4,908)**	**12,321**	**1,317**	**-**	**(3,697)**	**35,894**

Stage 3	Beginning balance at 12/31/2016	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	**20,574**	**(72)**	**(665)**	**2,346**	**2,282**	**(10,728)**	**5,252**	**18,989**
Credit card	4,457	(10)	(12)	176	722	(3,891)	2,871	4,313
Personal loans	13,328	(6)	(515)	907	872	(5,190)	2,501	11,897
Payroll loans	1,729	(33)	(44)	866	241	(1,177)	286	1,868
Vehicles	815	(9)	(39)	338	297	(433)	(341)	628
Mortgage loans	245	(14)	(55)	59	150	(37)	(65)	283
Corporate	**11,525**	**(4)**	**(90)**	**731**	**434**	**(956)**	**732**	**12,372**
Small and medium businesses	**8,985**	**(10)**	**(428)**	**701**	**946**	**(3,648)**	**611**	**7,157**
Foreign loans - Latin America	**4,371**	**(74)**	**(134)**	**1,589**	**1,246**	**(1,105)**	**28**	**5,921**
Total	**45,455**	**(160)**	**(1,317)**	**5,367**	**4,908**	**(16,437)**	**6,623**	**44,439**

Consolidated 3 Stages (*)	Beginning balance at 12/31/2016	Write Off	Acquisition / (Settlement)	Closing balance at 12/31/2017
Individuals	**186,467**	**(10,728)**	**17,646**	**193,385**
Credit card	59,863	(3,891)	11,441	67,413
Personal loans	27,930	(5,190)	4,555	27,295
Payroll loans	44,860	(1,177)	1,033	44,716
Vehicles	15,566	(433)	(968)	14,165
Mortgage loans	38,248	(37)	1,585	39,796
Corporate	**121,761**	**(956)**	**(13,158)**	**107,647**
Small and medium businesses	**59,847**	**(3,648)**	**4,091**	**60,290**
Foreign loans - Latin America	**126,776**	**(1,105)**	**10,726**	**136,397**
Total	**494,851**	**(16,437)**	**19,305**	**497,719**

(*) In the composition of balance, there are operations designated at Fair Value Through Profit or Loss in the amount of R$ 102 (R$ 143 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 82

c) Expected credit loss

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages:

Stage 1	Beginning balance at 01/01/2018	Transfer to Stage 2	Transfer to Stage 3	Transfer of the Stage 2	Transfer of the Stage 3	Write off	Net increase / (Reversal)	Closing balance at 12/31/2018
Individuals	**(3,834)**	**708**	**313**	**(388)**	**-**	**-**	**(691)**	**(3,892)**
Credit card	(2,135)	303	70	(246)	-	-	7	(2,001)
Personal loans	(759)	250	153	(39)	-	-	(568)	(963)
Payroll loans	(805)	98	82	(79)	-	-	(73)	(777)
Vehicles	(123)	55	8	(16)	-	-	(65)	(141)
Mortgage loans	(12)	2	-	(8)	-	-	8	(10)
Corporate	**(451)**	**7**	**1**	**(259)**	**(85)**	**-**	**256**	**(531)**
Small and medium businesses	**(1,149)**	**213**	**75**	**(177)**	**(4)**	**-**	**(70)**	**(1,112)**
Foreign loans - Latin America	**(1,013)**	**142**	**20**	**(659)**	**(45)**	**-**	**159**	**(1,396)**
Total	**(6,447)**	**1,070**	**409**	**(1,483)**	**(134)**	**-**	**(346)**	**(6,931)**

Stage 2	Beginning balance at 01/01/2018	Transfer to Stage 1	Transfer to Stage 3	Transfer of the Stage 1	Transfer of the Stage 3	Write off	Net increase / (Reversal)	Closing balance at 12/31/2018
Individuals	**(2,209)**	**388**	**3,258**	**(708)**	**(145)**	**-**	**(2,700)**	**(2,116)**
Credit card	(1,261)	246	1,309	(303)	(29)	-	(1,048)	(1,086)
Personal loans	(567)	39	1,194	(250)	(78)	-	(1,013)	(675)
Payroll loans	(262)	79	628	(98)	(13)	-	(577)	(243)
Vehicles	(108)	16	113	(55)	(16)	-	(44)	(94)
Mortgage loans	(11)	8	14	(2)	(9)	-	(18)	(18)
Corporate	**(1,174)**	**259**	**193**	**(7)**	**(147)**	**-**	**281**	**(595)**
Small and medium businesses	**(701)**	**177**	**430**	**(213)**	**(195)**	**-**	**(55)**	**(557)**
Foreign loans - Latin America	**(1,223)**	**659**	**406**	**(142)**	**(405)**	**-**	**(478)**	**(1,183)**
Total	**(5,307)**	**1,483**	**4,287**	**(1,070)**	**(892)**	**-**	**(2,952)**	**(4,451)**

Stage 3	Beginning balance at 01/01/2018	Transfer to Stage 1	Transfer to Stage 2	Transfer of the Stage 1	Transfer of the Stage 2	Write off	Net increase / (Reversal)	Closing balance at 12/31/2018
Individuals	**(8,787)**	**-**	**145**	**(313)**	**(3,258)**	**8,520**	**(4,724)**	**(8,417)**
Credit card	(3,288)	-	29	(70)	(1,309)	3,155	(1,507)	(2,990)
Personal loans	(3,812)	-	78	(153)	(1,194)	3,724	(2,452)	(3,809)
Payroll loans	(1,301)	-	13	(82)	(628)	1,336	(597)	(1,259)
Vehicles	(316)	-	16	(8)	(113)	283	(150)	(288)
Mortgage loans	(70)	-	9	-	(14)	22	(18)	(71)
Corporate	**(9,827)**	**85**	**147**	**(1)**	**(193)**	**1,172**	**376**	**(8,241)**
Small and medium businesses	**(3,554)**	**4**	**195**	**(75)**	**(430)**	**2,471**	**(1,474)**	**(2,863)**
Foreign loans - Latin America	**(2,547)**	**45**	**405**	**(20)**	**(406)**	**1,384**	**(1,467)**	**(2,606)**
Total	**(24,715)**	**134**	**892**	**(409)**	**(4,287)**	**13,547**	**(7,289)**	**(22,127)**

Consolidated 3 Stages	Beginning balance at 01/01/2018	Write off	Net increase / (Reversal) (1)	Closing balance at 12/31/2018 (2)
Individuals	**(14,830)**	**8,520**	**(8,115)**	**(14,425)**
Credit card	(6,684)	3,155	(2,548)	(6,077)
Personal loans	(5,138)	3,724	(4,033)	(5,447)
Payroll loans	(2,368)	1,336	(1,247)	(2,279)
Vehicles	(547)	283	(259)	(523)
Mortgage loans	(93)	22	(28)	(99)
Corporate	**(11,452)**	**1,172**	**913**	**(9,367)**
Small and medium businesses	**(5,404)**	**2,471**	**(1,599)**	**(4,532)**
Foreign loans - Latin America	**(4,783)**	**1,384**	**(1,786)**	**(5,185)**
Total	**(36,469)**	**13,547**	**(10,587)**	**(33,509)**

(1) Change in macroeconomic scenarios used gave rise, in the fourth quarter, the recognition of a provision for Expected Loss in the amount of R$ 41.

(2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 01/01/2018) and Commitments to be Released R$ (2,601) (R$ (3,015) at 01/01/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 83

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (3 ,352) 107 118 (220) (22) - (465) (3,834) Credit card (1,685) 50 21 (135) (6) - (380) (2,135) Personal loans (7 33) 29 56 (24) (9) - (78) (759) Payroll loans (7 87) 12 33 (40) (4) - (19) (805) Vehicles (1 35) 15 8 (16) (2) - 7 (123) Mortgage loans (12) 1 - (5) (1) - 5 (12) Corporate (6 16) 7 6 (104) (23) - 279 (451) Small and medium businesses (1 ,016) 51 29 (79) (6) - (128) (1,149) Foreign loans - Latin America (7 02) 97 31 (66) (50) - (323) (1,013) Total (5,686) 262 184 (469) (101) - (637) (6,447) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (2 ,232) 220 721 (107) (112) - (699) (2,209) Credit card (1 ,145) 135 293 (50) (5) - (489) (1,261) Personal loans (6 62) 24 261 (29) (57) - (104) (567) Payroll loans (2 51) 40 121 (12) (27) - (133) (262) Vehicles (1 47) 16 43 (15) (14) - 9 (108) Mortgage loans (27) 5 3 (1) (9) - 18 (11) Corporate (1 ,501) 104 89 (7) (36) - 177 (1,174) Small and medium businesses (8 98) 79 182 (51) (153) - 140 (701) Foreign loans - Latin America (4 71) 66 124 (97) (55) - (790) (1,223) Total (5 ,102) 469 1,116 (262) (356) - (1,172) (5,307) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2017 12/31/2017 Individuals (9 ,206) 22 112 (118) (721) 10,728 (9,604) (8,787) Credit card (2,863) 6 5 (21) (293) 3,891 (4,013) (3,288) Personal loans (4,643) 9 57 (56) (261) 5,190 (4,108) (3,812) Payroll loans (1 ,246) 4 27 (33) (121) 1,177 (1,109) (1,301) Vehicles (3 93) 2 14 (8) (43) 433 (321) (316) Mortgage loans (6 1) 1 9 - (3) 37 (53) (70) Corporate (8 ,972) 23 36 (6) (89) 956 (1,775) (9,827) Small and medium businesses (4 ,452) 6 153 (29) (182) 3,648 (2,698) (3,554) Foreign loans - Latin America (1,107) 50 55 (31) (124) 1,105 (2,495) (2,547) Total (23,737) 101 356 (184) (1,116) 16,437 (16,572) (24,715) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2017 12/31/2017 Individuals (14,790) 10,728 (10,768) (14,830) Credit card (5,693) 3,891 (4,882) (6,684) Personal loans (6,038) 5,190 (4,290) (5,138) Payroll loans (2,284) 1,177 (1,261) (2,368) Vehicles (675) 433 (305) (547) Mortgage loans (100) 37 (30) (93) Corporate (11,089) 956 (1,319) (11,452) Small and medium businesses (6,366) 3,648 (2,686) (5,404) Foreign loans - Latin America (2,280) 1,105 (3,608) (4,783) Total (34,525) 16,437 (18,381) (36,469) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,907) (R$ (1,580) at 01/01/2017) and Commitments to be Released R$ (3,015) (R$ (2,691) at 01/01/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 84 Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (3 ,352) 107 118 (220) (22) - (465) (3,834) Credit card (1,685) 50 21 (135) (6) - (380) (2,135) Personal loans (7 33) 29 56 (24) (9) - (78) (759) Payroll loans (7 87) 12 33 (40) (4) - (19) (805) Vehicles (1 35) 15 8 (16) (2) - 7 (123) Mortgage loans (12) 1 - (5) (1) - 5 (12) Corporate (6 16) 7 6 (104) (23) - 279 (451) Small and medium businesses (1 ,016) 51 29 (79) (6) - (128) (1,149) Foreign loans - Latin America (7 02) 97 31 (66) (50) - (323) (1,013) Total (5,686) 262 184 (469) (101) - (637) (6,447) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2017 12/31/2017 Individuals (2 ,232) 220 721 (107) (112) - (699) (2,209) Credit card (1 ,145) 135 293 (50) (5) - (489) (1,261) Personal loans (6 62) 24 261 (29) (57) - (104) (567) Payroll loans (2 51) 40 121 (12) (27) - (133) (262) Vehicles (1 47) 16 43 (15) (14) - 9 (108) Mortgage loans (27) 5 3 (1) (9) - 18 (11) Corporate (1 ,501) 104 89 (7) (36) - 177 (1,174) Small and medium businesses (8 98) 79 182 (51) (153) - 140 (701) Foreign loans - Latin America (4 71) 66 124 (97) (55) - (790) (1,223) Total (5 ,102) 469 1,116 (262) (356) - (1,172) (5,307) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2017 12/31/2017 Individuals (9 ,206) 22 112 (118) (721) 10,728 (9,604) (8,787) Credit card (2,863) 6 5 (21) (293) 3,891 (4,013) (3,288) Personal loans (4,643) 9 57 (56) (261) 5,190 (4,108) (3,812) Payroll loans (1 ,246) 4 27 (33) (121) 1,177 (1,109) (1,301) Vehicles (3 93) 2 14 (8) (43) 433 (321) (316) Mortgage loans (6 1) 1 9 - (3) 37 (53) (70) Corporate (8 ,972) 23 36 (6) (89) 956 (1,775) (9,827) Small and medium businesses (4 ,452) 6 153 (29) (182) 3,648 (2,698) (3,554) Foreign loans - Latin America (1,107) 50 55 (31) (124) 1,105 (2,495) (2,547) Total (23,737) 101 356 (184) (1,116) 16,437 (16,572) (24,715) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2017 12/31/2017 Individuals (14,790) 10,728 (10,768) (14,830) Credit card (5,693) 3,891 (4,882) (6,684) Personal loans (6,038) 5,190 (4,290) (5,138) Payroll loans (2,284) 1,177 (1,261) (2,368) Vehicles (675) 433 (305) (547) Mortgage loans (100) 37 (30) (93) Corporate (11,089) 956 (1,319) (11,452) Small and medium businesses (6,366) 3,648 (2,686) (5,404) Foreign loans - Latin America (2,280) 1,105 (3,608) (4,783) Total (34,525) 16,437 (18,381) (36,469) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,907) (R$ (1,580) at 01/01/2017) and Commitments to be Released R$ (3,015) (R$ (2,691) at 01/01/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 84

Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (4 ,035) 161 1,387 (188) (104) - (573) (3,352) Credit card (2 ,096) 32 761 (37) (4) - (341) (1,685) Personal loans (8 86) 76 337 (82) (66) - (112) (733) Payroll loans (8 11) 38 221 (21) (15) - (199) (787) Vehicles (2 30) 15 67 (40) (13) - 66 (135) Mortgage loans (12) - 1 (8) (6) - 13 (12) Corporate (2 ,826) 136 355 (172) - - 1 ,891 (616) Small and medium businesses (2 ,033) 115 603 (170) (121) - 590 (1,016) Foreign loans - Latin America (4 38) 6 254 (108) (7) - (409) (702) Total (9 ,332) 418 2,599 (638) (232) - 1 ,499 (5,686) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (1,907) 188 860 (161) (6,528) - 5 ,316 (2,232) Credit card (7 97) 37 418 (32) (2,403) - 1 ,632 (1,145) Personal loans (7 18) 82 329 (76) (2,881) - 2 ,602 (662) Payroll loans (2 21) 21 54 (38) (913) - 846 (251) Vehicles (155) 40 55 (15) (309) - 237 (147) Mortgage loans (1 6) 8 4 - (22) - (1) (27) Corporate (2,078) 172 684 (136) (1,558) - 1 ,415 (1,501) Small and medium businesses (7 21) 170 287 (115) (3,037) - 2 ,518 (898) Foreign loans - Latin America (2 81) 108 92 (6) (190) - (194) (471) Total (4,987) 638 1,923 (418) (11,313) - 9 ,055 (5,102) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2016 12/31/2016 Individuals (9 ,697) 103 6,528 (1,387) (860) 12,103 (15,996) (9,206) Credit card (3,158) 4 2,403 (761) (418) 4,641 (5,574) (2,863) Personal loans (4 ,850) 66 2,881 (337) (329) 5,592 (7,666) (4,643) Payroll loans (1 ,074) 15 913 (221) (54) 1,151 (1,976) (1,246) Vehicles (5 65) 13 309 (67) (55) 671 (699) (393) Mortgage loans (5 0) 5 22 (1) (4) 48 (81) (61) Corporate (3 ,155) - 1,558 (355) (684) 2,995 (9,331) (8,972) Small and medium businesses (4,462) 121 3,037 (603) (287) 3,862 (6,120) (4,452) Foreign loans - Latin America (4 00) 7 190 (254) (92) 1,014 (1,572) (1,107) Total (1 7,714) 231 11,313 (2,599) (1,923) 19,974 (33,019) (23,737) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2016 12/31/2016 Individuals (15,639) 12,103 (11,254) (14,790) Credit card (6,051) 4,641 (4,283) (5,693) Personal loans (6,454) 5,592 (5,176) (6,038) Payroll loans (2,106) 1,151 (1,329) (2,284) Vehicles (950) 671 (396) (675) Mortgage loans (78) 48 (70) (100) Corporate (8,059) 2,995 (6,025) (11,089) Small and medium businesses (7,216) 3,862 (3,012) (6,366) Foreign loans - Latin America (1,119) 1,014 (2,175) (2,280) Total (32,033) 19,974 (22,466) (34,525) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,580) and Commitments to be Released R$ (2,691). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 85 Reconciliation of expected loan losses for Loan operations and lease operations, segregated by stages: Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 1 balance at Write off balance at Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (4 ,035) 161 1,387 (188) (104) - (573) (3,352) Credit card (2 ,096) 32 761 (37) (4) - (341) (1,685) Personal loans (8 86) 76 337 (82) (66) - (112) (733) Payroll loans (8 11) 38 221 (21) (15) - (199) (787) Vehicles (2 30) 15 67 (40) (13) - 66 (135) Mortgage loans (12) - 1 (8) (6) - 13 (12) Corporate (2 ,826) 136 355 (172) - - 1 ,891 (616) Small and medium businesses (2 ,033) 115 603 (170) (121) - 590 (1,016) Foreign loans - Latin America (4 38) 6 254 (108) (7) - (409) (702) Total (9 ,332) 418 2,599 (638) (232) - 1 ,499 (5,686) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 2 balance at Write off balance at Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 01/01/2016 12/31/2016 Individuals (1,907) 188 860 (161) (6,528) - 5 ,316 (2,232) Credit card (7 97) 37 418 (32) (2,403) - 1 ,632 (1,145) Personal loans (7 18) 82 329 (76) (2,881) - 2 ,602 (662) Payroll loans (2 21) 21 54 (38) (913) - 846 (251) Vehicles (155) 40 55 (15) (309) - 237 (147) Mortgage loans (1 6) 8 4 - (22) - (1) (27) Corporate (2,078) 172 684 (136) (1,558) - 1 ,415 (1,501) Small and medium businesses (7 21) 170 287 (115) (3,037) - 2 ,518 (898) Foreign loans - Latin America (2 81) 108 92 (6) (190) - (194) (471) Total (4,987) 638 1,923 (418) (11,313) - 9 ,055 (5,102) Beginning Closing Transfer to Transfer to Transfer of the Transfer of the Net increase / Stage 3 balance at Write off balance at Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 01/01/2016 12/31/2016 Individuals (9 ,697) 103 6,528 (1,387) (860) 12,103 (15,996) (9,206) Credit card (3,158) 4 2,403 (761) (418) 4,641 (5,574) (2,863) Personal loans (4 ,850) 66 2,881 (337) (329) 5,592 (7,666) (4,643) Payroll loans (1 ,074) 15 913 (221) (54) 1,151 (1,976) (1,246) Vehicles (5 65) 13 309 (67) (55) 671 (699) (393) Mortgage loans (5 0) 5 22 (1) (4) 48 (81) (61) Corporate (3 ,155) - 1,558 (355) (684) 2,995 (9,331) (8,972) Small and medium businesses (4,462) 121 3,037 (603) (287) 3,862 (6,120) (4,452) Foreign loans - Latin America (4 00) 7 190 (254) (92) 1,014 (1,572) (1,107) Total (1 7,714) 231 11,313 (2,599) (1,923) 19,974 (33,019) (23,737) Closing Beginning Net increase / Consolidated 3 Stages balance at Write off balance at (Reversal) (*) 01/01/2016 12/31/2016 Individuals (15,639) 12,103 (11,254) (14,790) Credit card (6,051) 4,641 (4,283) (5,693) Personal loans (6,454) 5,592 (5,176) (6,038) Payroll loans (2,106) 1,151 (1,329) (2,284) Vehicles (950) 671 (396) (675) Mortgage loans (78) 48 (70) (100) Corporate (8,059) 2,995 (6,025) (11,089) Small and medium businesses (7,216) 3,862 (3,012) (6,366) Foreign loans - Latin America (1,119) 1,014 (2,175) (2,280) Total (32,033) 19,974 (22,466) (34,525) (*) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,580) and Commitments to be Released R$ (2,691). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 85

d) Present value of lease operations (as lessor)

Below is the analysis of the present value of the future minimum payments receivable from Finance Leases by maturity: The portfolio is composed of lease of vehicles, machines, equipment and real estate contracted in by individuals and legal entities in Brazil and abroad:

	12/31/2018		
	Minimum future payments	Future financial income	Present value
Current	**2,007**	**(708)**	**1,299**
Up to 1 year	2,007	(708)	1,299
Non-current	**8,518**	**(2,265)**	**6,253**
From 1 to 5 years	4,390	(2,038)	2,352
Over 5 years	4,128	(227)	3,901
Total	**10,525**	**(2,973)**	**7,552**

	12/31/2017		
	Minimum future payments	Future financial income	Present value
Current	**3,292**	**(1,898)**	**1,394**
Up to 1 year	3,292	(1,898)	1,394
Non-current	**9,223**	**(2,859)**	**6,364**
From 1 to 5 years	5,334	(2,803)	2,531
Over 5 years	3,889	(56)	3,833
Total	**12,515**	**(4,757)**	**7,758**

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 243 (R$ 322 at 12/31/2017).

e) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2018				12/31/2017			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	1,941	1,925	1,939	1,920	2,460	2,405	2,453	2,390
Working capital	2,140	2,140	2,128	2,128	2,651	2,651	2,570	2,570
Other	-	-	4	4	-	-	6	6
Total	**4,081**	**4,065**	**4,071**	**4,052**	**5,111**	**5,056**	**5,029**	**4,966**

(*) Under Interbank Market Debt.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 372 in the period from January 1 to december 31, 2018 (R$ 393 from January 1 to December 31, 2017), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 86

Note 11 - Investments in subsidiaries and jointly controlling entities

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	12/31/2018			
	Investment	Equity in earnings	Other comprehensive income	Total comprehensive results
Associates (a)	11,802	798	-	798
Joint-Controlled Entities (b)	217	(51)	-	(51)
Total	**12,019**	**747**	**-**	**747**

	12/31/2017				01/01 to 12/31/2016
	Investment	Equity in earnings	Other comprehensive income	Total comprehensive results	Equity in earnings
Associates (a)	4,851	578	(102)	476	557
Joint-Controlled Entities (b)	204	(28)	-	(28)	(29)
Total	**5,055**	**550**	**(102)**	**448**	**528**

(a) At 12/31/2018, includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2017); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2017); IRB-Brasil Resseguros S.A. (11,20% total capital and 11.20% voting capital; 11,20% total capital and 11.20% voting capital at 12/31/2017); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2017), Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital; 35.83% at 12/31/2017); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2017); Kinea Private Equity Investimentos S.A. (80% total capital and 40% voting capital; 80% total capital and 49% voting capital at 12/31/2017) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2017).

(b) At 12/31/2018, includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2017); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2017) and includes result not arising from controlled companies' net income.

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Note 12 – Lease commitments - As Lessee

a) Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 16 (R$ 4 at 12/31/2017).

The table below shows the total future minimum payments:

	12/31/2018	12/31/2017
Current	**6**	**4**
Up to 1 year	6	4
Non-current	**10**	**-**
From 1 to 5 years	10	-
Total future minimum payments	**16**	**4**
Present value	**16**	**4**

b) Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and administrative expenses total R$ (1,566) from 01/01 to 12/31/2018 (R$ (1,134) from 01/01 to 12/31/2017 and R$ (1,145) from 01/01 to 12/31/2016).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2018	12/31/2017
Current	**774**	**1,113**
Up to 1 year	774	1,113
Non-current	**4,663**	**4,310**
From 1 to 5 years	3,894	3,927
Over 5 years	769	383
Total future minimum payments	**5,437**	**5,423**

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Note 13 - Fixed assets

Fixed Assets [1]	Fixed assets under construction	Real estate in use [2]		Other fixed assets [2]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 01/01/2018	**367**	**1,044**	**3,107**	**2,204**	**1,955**	**1,152**	**8,679**	**1,148**	**19,656**
Acquisitions	474	-	-	35	22	59	764	129	1,483
Disposal	-	(13)	(103)	(45)	(13)	(16)	(264)	(30)	(484)
Exchange variation	3	6	(2)	42	(8)	(5)	(12)	4	28
Transfers	(289)	-	66	122	39	-	62	-	-
Other [5]	1	47	43	129	(7)	19	99	2	333
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Depreciation									
Balance at 01/01/2018	**-**	**-**	**(1,893)**	**(1,375)**	**(1,151)**	**(715)**	**(6,411)**	**(752)**	**(12,297)**
Accumulated depreciation	-	-	(80)	(183)	(155)	(97)	(909)	(121)	(1,545)
Disposal	-	-	24	32	5	11	236	29	337
Exchange variation	-	-	14	(24)	12	20	(5)	(3)	14
Other [5]	-	-	6	(120)	(1)	(53)	(39)	(16)	(223)
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Book value									
Balance at 12/31/2018 [4]	**556**	**1,084**	**1,182**	**817**	**698**	**375**	**2,200**	**390**	**7,302**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32 - Off balance sheet).

(2) Includes the amount of R$ 3 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

(4) During de period, there was no impairment of assets recorded in Fixed assets.

(5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 89

Fixed assets [1]	Fixed assets under construction	Real estate in use [2]		Other fixed assets [2]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 01/01/2017	**387**	**1,047**	**3,099**	**1,857**	**1,901**	**1,205**	**8,543**	**1,075**	**19,114**
Acquisitions	302	-	-	147	7	111	294	82	943
Disposal	-	(1)	(69)	(46)	(1)	(14)	(313)	(20)	(464)
Exchange variation	-	4	5	37	15	(12)	5	1	55
Transfers	(320)	-	86	122	26	-	86	-	-
Other	(2)	(6)	(14)	87	7	(138)	64	10	8
Balance at 12/31/2017	**367**	**1,044**	**3,107**	**2,204**	**1,955**	**1,152**	**8,679**	**1,148**	**19,656**
Depreciation									
Balance at 01/01/2017	**-**	**-**	**(1,840)**	**(1,114)**	**(986)**	**(674)**	**(5,804)**	**(654)**	**(11,072)**
Accumulated depreciation	-	-	(80)	(211)	(154)	(104)	(910)	(105)	(1,564)
Disposal	-	-	16	29	-	6	283	19	353
Exchange variation	-	-	-	(12)	10	28	(16)	(4)	6
Other	-	-	11	(67)	(21)	29	36	(8)	(20)
Balance at 12/31/2017	**-**	**-**	**(1,893)**	**(1,375)**	**(1,151)**	**(715)**	**(6,411)**	**(752)**	**(12,297)**
Book value									
Balance at 12/31/2017 [4]	**367**	**1,044**	**1,214**	**829**	**804**	**437**	**2,268**	**396**	**7,359**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 32 - Off balance sheet).

(2) Includes the amount of R$ 3 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

(4) During de period, there was no impairment of assets recorded in Fixed assets.

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Fixed assets [1]	Fixed assets under construction	Real estate in use [2]		Other fixed assets [2]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 01/01/2016	**792**	**1,008**	**3,026**	**1,673**	**1,801**	**975**	**8,217**	**858**	**18,350**
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	**387**	**1,047**	**3,099**	**1,857**	**1,901**	**1,205**	**8,543**	**1,075**	**19,114**
Depreciation									
Balance at 01/01/2016	**-**	**-**	**(1,764)**	**(930)**	**(841)**	**(579)**	**(5,138)**	**(557)**	**(9,809)**
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	**-**	**-**	**(1,840)**	**(1,114)**	**(986)**	**(674)**	**(5,804)**	**(654)**	**(11,072)**
Book value									
Balance at 12/31/2016[4]	**387**	**1,047**	**1,259**	**743**	**915**	**531**	**2,739**	**421**	**8,042**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 48, achievable by 2017 (Note 32 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

(4) During de period, there was no impairment of assets recorded in Fixed assets.

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Note 14 - Goodwill and Intangible assets

	Goodwill [1]	Intangible assets [2]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [3]	
Annual amortization rates	Up to 20%	8%	20%	20%	10 to 20%	
Cost						
Balance at 01/01/2018	**11,162**	**2,452**	**4,571**	**4,353**	**2,161**	**24,699**
Acquisitions	8	1	646	318	408	1,381
Terminated agreements/ write-off	-	(27)	(312)	(189)	(210)	(738)
Exchange variation	560	47	205	-	(4)	808
Other [5]	(266)	56	137	47	5	(21)
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Amortization						
Balance at 01/01/2018	**(23)**	**(647)**	**(1,998)**	**(1,267)**	**(984)**	**(4,919)**
Amortization expense [4]	(245)	(223)	(596)	(697)	(261)	(2,022)
Terminated agreements/ write-off	-	27	312	154	210	703
Exchange variation	(34)	(141)	(152)	-	16	(311)
Other [5]	276	117	(67)	(13)	4	317
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Impairment (Note 2.4h)						
Balance at 01/01/2018	**-**	**-**	**(54)**	**(343)**	**-**	**(397)**
Increase	-	-	(167)	-	-	(167)
Exchange variation	-	-	(4)	-	-	(4)
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Book value						
Balance at 12/31/2018	**11,438**	**1,662**	**2,521**	**2,363**	**1,345**	**19,329**

(1) Includes goodwill on acquisitio in the amount of R$ 425 (R$ 423 at 12/31/2017);

(2) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020;

(3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses.

(5) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina.

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	Goodwill [1]	Intangible assets [2]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [3]	
Annual amortization rates	Up to 20%	8%	20%	20%	10 to 20%	
Cost						
Balance at 01/01/2017	**9,694**	**1,748**	**3,840**	**3,525**	**2,112**	**20,919**
Acquisitions	634	18	1,206	350	345	2,553
Terminated agreements / write-off	(22)	(16)	-	(1)	(329)	(368)
Exchange variation	1,305	25	(77)	-	34	1,287
Other	(449)	677	(398)	479	(1)	308
Balance at 12/31/2017	**11,162**	**2,452**	**4,571**	**4,353**	**2,161**	**24,699**
Amortization						
Balance at 01/01/2017	**166**	**(376)**	**(1,701)**	**(532)**	**(1,012)**	**(3,455)**
Amortization expense [4]	(147)	(273)	(495)	(446)	(244)	(1,605)
Terminated agreements / write-off	22	16	-	(6)	310	342
Exchange variation	(109)	(17)	79	-	(27)	(74)
Other	45	3	119	(283)	(11)	(127)
Balance at 12/31/2017	**(23)**	**(647)**	**(1,998)**	**(1,267)**	**(984)**	**(4,919)**
Impairment (Note 2.4h)						
Balance at 01/01/2017	-	-	**(54)**	**(335)**	**(19)**	**(408)**
Incresase	-	-	-	(14)	-	(14)
Exchange variation	-	-	-	6	19	25
Balance at 12/31/2017	-	-	**(54)**	**(343)**	-	**(397)**
Book value						
Balance at 12/31/2017	**11,139**	**1,805**	**2,519**	**2,743**	**1,177**	**19,383**

(1) Includes goodwill on acquisitio in the amount of R$ 423 (R$ 184 at 12/31/2016);

(2) The contractual commitments for the purchase of the new intangible assets totaled R$ 984 achievable by 2020;

(3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (487) (R$ (524) from 01/01 to 12/31/2016) are disclosed in the General and administrative expenses.

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	Goodwill [1]	Intangible assets [2]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [3]	
Annual amortization rates	Up to 20%	8%	20%	20%	10 to 20%	
Cost						
Balance at 01/01/2016	**2,081**	**1,409**	**2,362**	**3,311**	**1,946**	**11,109**
Acquisitions	7,706	719	1,293	215	619	10,552
Terminated agreements / write-off	(35)	(73)	(3)	(1)	(308)	(420)
Exchange variation	(58)	(12)	120	-	(123)	(73)
Other	-	(295)	68	-	(22)	(249)
Balance at 12/31/2016	**9,694**	**1,748**	**3,840**	**3,525**	**2,112**	**20,919**
Amortization						
Balance at 01/01/2016	**153**	**(330)**	**(1,190)**	**(252)**	**(1,100)**	**(2,719)**
Amortization expense [4]	(264)	(263)	(429)	(280)	(311)	(1,547)
Terminated agreements / write-off	-	67	1	-	306	374
Exchange variation	28	84	(107)	-	96	101
Other	249	66	24	-	(3)	336
Balance at 12/31/2016	**166**	**(376)**	**(1,701)**	**(532)**	**(1,012)**	**(3,455)**
Impairment (Note 2.4h)						
Balance at 01/01/2016	**-**	**(2)**	**-**	**(18)**	**(18)**	**(38)**
Incresase	-	-	(57)	(317)	(1)	(375)
Write-off	-	2	-	-	-	2
Exchange variation	-	-	3	-	-	3
Balance at 12/31/2016	**-**	**-**	**(54)**	**(335)**	**(19)**	**(408)**
Book value						
Balance at 12/31/2016	**9,860**	**1,372**	**2,085**	**2,658**	**1,081**	**17,056**

(1) Includes goodwill on acquisitio in the amount of R$ 184 (R$ 177 at 12/31/2015);

(2) The contractual commitments for the purchase of the new intangible assets totaled R$ 262 achievable by 2017;

(3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (524) (R$ (357) from 01/01 to 12/31/2015) are disclosed in the General and administrative expenses.

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Note 15 - Deposits

	12/31/2018			12/31/2017		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**235,248**	**155,592**	**390,840**	**204,363**	**129,599**	**333,962**
Time deposits	95,914	155,386	251,300	82,718	129,082	211,800
Interbank	2,469	206	2,675	1,665	517	2,182
Savings accounts	136,865	-	136,865	119,980	-	119,980
Non-interest bearing deposits	**72,584**	**-**	**72,584**	**68,976**	**-**	**68,976**
Demand deposits	72,581	-	72,581	68,973	-	68,973
Others Deposits	3	-	3	3	-	3
Total	**307,832**	**155,592**	**463,424**	**273,339**	**129,599**	**402,938**

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2018			12/31/2017		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	31	9	40	6	53	59
Debt securities	6	146	152	49	357	406
Total	**37**	**155**	**192**	**55**	**410**	**465**

The effect of credit risk of these instruments is not significant at 12/31/2018 and 12/31/2017.

Shares and debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 95

Note 17 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	12/31/2018			12/31/2017		
		Current	Non-current	Total	Current	Non-current	Total
Own portfolio		**71,231**	**6,420**	**77,651**	**82,075**	**27,178**	**109,253**
Government securities	93.5% of CDI to 6.4%	46,676	4	46,680	43,491	-	43,491
Corporate securities	40% of CDI to 97.7% of CDI	9,051	-	9,051	6,564	-	6,564
Own issue	65% of CDI to 16.93%	15,156	6,261	21,417	31,659	27,178	58,837
Foreign	0.22% to 5.2%	348	155	503	361	-	361
Third-party portfolio	5.6% to 6.4%	**172,953**	**-**	**172,953**	**146,853**	**-**	**146,853**
Free portfolio	97.5% of CDI to 10%	**27,337**	**52,296**	**79,633**	**11,880**	**44,648**	**56,528**
Total		**271,521**	**58,716**	**330,237**	**240,808**	**71,826**	**312,634**

b) Interbank market debt

	Interest rate (p.a.)	12/31/2018			12/31/2017		
		Current	Non-current	Total	Current	Non-current	Total
Financial credit bills	IGPM to 110% of CDI	9,139	28,789	37,928	13,234	14,457	27,691
Real state credit bills	82% of CDI to 95% of CDI	6,465	3,081	9,546	14,046	4,479	18,525
Agribusiness credit bills	70% of CDI to 98% of CDI	9,586	8,427	18,013	7,562	7,539	15,101
Guaranteed real state notes	96% of CDI	-	1,227	1,227	-	-	-
Import and export financing	0.79% to 11.1%	42,685	7,365	50,050	30,548	8,541	39,089
On-lending - domestic	2.5% to 14.5%	5,301	12,605	17,906	7,991	16,190	24,181
Total		**73,176**	**61,494**	**134,670**	**73,381**	**51,206**	**124,587**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institucional market debt

	Interest rate (p.a.)	12/31/2018			12/31/2017		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt [(1)]	3.8% to IGPM + 4.63%	343	48,970	49,313	12,500	40,196	52,696
Foreign borrowing through securities	0.89% to 30.35%	6,232	35,631	41,863	11,764	29,636	41,400
Structured Operations Certificates [(2)]	IPCA to 15.82%	1,949	849	2,798	1,762	2,624	4,386
Total		**8,524**	**85,450**	**93,974**	**26,026**	**72,456**	**98,482**

(1) At 12/31/2018, the amount of R$ 32,205 (R$ 42,687 at 12/31/2017) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, of March 01, 2013.

(2) As at December 31, 2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902 (R$ 4,605 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 96

Note 18 - Other assets and liabilities a) Other assets 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 62,390 12,700 75,090 46,718 12,850 59,568 Receivables from credit card issuers 36,491 - 36,491 32,073 - 32,073 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,455 12,079 13,534 1,520 11,892 13,412 Negotiation and intermediation of securities 15,400 255 15,655 6,202 18 6,220 Income receivable 3,155 5 3,160 2,843 106 2,949 Credit of Operations without credit granting characteristics, net amount 3,021 4 3,025 1,973 3 1,976 Insurance and reinsurance operations 899 356 1,255 1,224 10 1,234 Net amount receivables from reimbursement of provisions (Note 29d) 999 - 999 244 821 1,065 Deposits in guarantee for foreign borrowing program 970 1 971 639 - 639 Non-financial 7,969 1,313 9,282 9,373 1,820 11,193 Sundry foreign 995 9 1,004 1,847 29 1,876 Prepaid expenses 2,642 546 3,188 2,432 643 3,075 Sundry domestic 1,579 27 1,606 2,882 77 2,959 Plan assets post-employment benefits (Note 26e) - 731 731 - 1,067 1,067 Other 2,753 - 2,753 2,212 4 2,216 b) Other liabilities 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 95,639 1,790 97,429 85,928 15 85,943 Credit card operations 78,803 - 78,803 71,892 - 71,892 Negotiation and intermediation of securities 9,167 172 9,339 4,606 15 4,621 Foreign exchange portfolio 634 - 634 197 - 197 Other 7,035 1,618 8,653 9,233 - 9,233 Non-financial 24,931 1,079 26,010 24,186 2,176 26,362 Funds in transit 10,015 27 10,042 8,800 989 9,789 Collection and payment of taxes and contributions 476 - 476 325 - 325 Social and statutory 4,085 23 4,108 4,931 137 5,068 Deferred income 2,530 - 2,530 2,326 - 2,326 Sundry creditors - domestic 2,310 188 2,498 2,009 143 2,152 Personnel provision 1,606 63 1,669 1,496 51 1,547 Provision for sundry payments 1,670 81 1,751 1,721 135 1,856 Liabilities for official agreements and rendering of payment services 1,155 - 1,155 985 - 985 Provision for retirement plan benefits (Note 26e) - 697 697 - 721 721 Other 1,084 - 1,084 1,593 - 1,593 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 97 Note 18 - Other assets and liabilities a) Other assets 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 62,390 12,700 75,090 46,718 12,850 59,568 Receivables from credit card issuers 36,491 - 36,491 32,073 - 32,073 Deposits in guarantee for contingent, provisions and legal obligations (Note 29) 1,455 12,079 13,534 1,520 11,892 13,412 Negotiation and intermediation of securities 15,400 255 15,655 6,202 18 6,220 Income receivable 3,155 5 3,160 2,843 106 2,949 Credit of Operations without credit granting characteristics, net amount 3,021 4 3,025 1,973 3 1,976 Insurance and reinsurance operations 899 356 1,255 1,224 10 1,234 Net amount receivables from reimbursement of provisions (Note 29d) 999 - 999 244 821 1,065 Deposits in guarantee for foreign borrowing program 970 1 971 639 - 639 Non-financial 7,969 1,313 9,282 9,373 1,820 11,193 Sundry foreign 995 9 1,004 1,847 29 1,876 Prepaid expenses 2,642 546 3,188 2,432 643 3,075 Sundry domestic 1,579 27 1,606 2,882 77 2,959 Plan assets post-employment benefits (Note 26e) - 731 731 - 1,067 1,067 Other 2,753 - 2,753 2,212 4 2,216 b) Other liabilities 12/31/2018 12/31/2017 Non- Non- Current Total Current Total current current Financial 95,639 1,790 97,429 85,928 15 85,943 Credit card operations 78,803 - 78,803 71,892 - 71,892 Negotiation and intermediation of securities 9,167 172 9,339 4,606 15 4,621 Foreign exchange portfolio 634 - 634 197 - 197 Other 7,035 1,618 8,653 9,233 - 9,233 Non-financial 24,931 1,079 26,010 24,186 2,176 26,362 Funds in transit 10,015 27 10,042 8,800 989 9,789 Collection and payment of taxes and contributions 476 - 476 325 - 325 Social and statutory 4,085 23 4,108 4,931 137 5,068 Deferred income 2,530 - 2,530 2,326 - 2,326 Sundry creditors - domestic 2,310 188 2,498 2,009 143 2,152 Personnel provision 1,606 63 1,669 1,496 51 1,547 Provision for sundry payments 1,670 81 1,751 1,721 135 1,856 Liabilities for official agreements and rendering of payment services 1,155 - 1,155 985 - 985 Provision for retirement plan benefits (Note 26e) - 697 697 - 721 721 Other 1,084 - 1,084 1,593 - 1,593 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 97

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 (47,689,657 amount considering the effect of the split) and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 12/31/2017 Number Amount Common Preferred Total Residents in Brazil at 12/31/2016 5 ,003,025,466 1 ,657,445,596 6 ,660,471,062 6 5,534 Residents abroad at 12/31/2016 2 4,590,859 3 ,188,399,392 3 ,212,990,251 31,614 Shares of capital stock at 12/31/2016 5 ,027,616,325 4 ,845,844,988 9 ,873,461,313 97,148 (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) - Shares of capital stock at 12/31/2017 4 ,979,926,668 4 ,845,844,988 9 ,825,771,656 9 7,148 Residents in Brazil at 12/31/2017 4 ,948,610,259 1 ,674,437,011 6 ,623,047,270 65,482 Residents abroad at 12/31/2017 3 1,316,409 3 ,171,407,977 3 ,202,724,386 3 1,666 (1) Treasury shares at 12/31/2016 4 ,611 1 04,406,693 1 04,411,304 (1,882) Purchase of shares 6 9,321,355 5 6,974,350 1 26,295,705 (3,089) (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) 1 ,178 Result of delivery of treasury shares - (54,191,472) (54,191,472) 1,050 (1) Treasury shares at 12/31/2017 2 1,636,309 1 07,189,571 1 28,825,880 (2,743) (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (2) Outstanding shares at 12/31/2016 5 ,027,611,714 4 ,741,438,296 9 ,769,050,010 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 and 12/31/2016 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 98 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 (47,689,657 amount considering the effect of the split) and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,666 Shares of capital stock at 12/31/2017 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4 ,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148 Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 64,776 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 8 5,883,920 (2,743) Purchase of shares - 1 3,100,000 1 3,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result of delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,820) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 12/31/2017 Number Amount Common Preferred Total Residents in Brazil at 12/31/2016 5 ,003,025,466 1 ,657,445,596 6 ,660,471,062 6 5,534 Residents abroad at 12/31/2016 2 4,590,859 3 ,188,399,392 3 ,212,990,251 31,614 Shares of capital stock at 12/31/2016 5 ,027,616,325 4 ,845,844,988 9 ,873,461,313 97,148 (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) - Shares of capital stock at 12/31/2017 4 ,979,926,668 4 ,845,844,988 9 ,825,771,656 9 7,148 Residents in Brazil at 12/31/2017 4 ,948,610,259 1 ,674,437,011 6 ,623,047,270 65,482 Residents abroad at 12/31/2017 3 1,316,409 3 ,171,407,977 3 ,202,724,386 3 1,666 (1) Treasury shares at 12/31/2016 4 ,611 1 04,406,693 1 04,411,304 (1,882) Purchase of shares 6 9,321,355 5 6,974,350 1 26,295,705 (3,089) (-) Cancellation of shares - Meeting of the Board of Directors 12/15/2017 (47,689,657) - (47,689,657) 1 ,178 Result of delivery of treasury shares - (54,191,472) (54,191,472) 1,050 (1) Treasury shares at 12/31/2017 2 1,636,309 1 07,189,571 1 28,825,880 (2,743) (2) Outstanding shares at 12/31/2017 4 ,958,290,359 4 ,738,655,417 9 ,696,945,776 (2) Outstanding shares at 12/31/2016 5 ,027,611,714 4 ,741,438,296 9 ,769,050,010 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 and 12/31/2016 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 98

Cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 01/01 to 12/31/2017 Cost / market value (*) Common Preferred Minimum 24.70 22.32 Weighted average 24.70 24.16 Maximum 24.70 25.70 Treasury shares (*) Average cost 24.70 20.60 Market value at 12/31/2017 25.12 28.38 (*) For better comparability, information of the period 12/31/2017 was adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 99 Cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 01/01 to 12/31/2017 Cost / market value (*) Common Preferred Minimum 24.70 22.32 Weighted average 24.70 24.16 Maximum 24.70 25.70 Treasury shares (*) Average cost 24.70 20.60 Market value at 12/31/2017 25.12 28.38 (*) For better comparability, information of the period 12/31/2017 was adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 99

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2018 12/31/2017 12/31/2016 Statutory net income 21,945 21,108 18,853 Adjustments: (-) Legal reserve - 5% (1,097) (1,055) (943) Dividend calculation basis 20,848 20,053 17,910 Mandatory minimum dividend - 25% 5,212 5,013 4,478 Dividends and Interest on Capital Paid / Provided for / Identified (*) 22,437 17,558 10,000 (*) On December 31, 2018, it includes extraordinary dividends, with balances of the Statutory Reserve. ll - Stockholders' compensation 12/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid 5,921 (1 22) 5 ,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1 ,069 Dividends - paid on 08/30/2018 0,6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0,1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 248 (1 5) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (1 5) 88 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 1 6,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 Gross value per Gross WHT Net share (R$) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (3 89) 2 ,203 Provided for (Recorded in Other Liabilities) 1,877 (1 40) 1 ,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 1 3,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1 ,643) 1 7,558 12/31/2016 Gross value per Gross WHT Net share (R$) Paid / prepaid 3 ,355 (355) 3,000 Dividends - 11 monthly installments paid from February to December 2016 0,0150 987 - 987 Interest on capital - paid on 08/25/2016 0,3990 2,368 (355) 2 ,013 Provided for (Recorded in Other Liabilities) 3,169 (461) 2 ,708 Dividends - 1 monthly installment paid on 01/02/2017 0,0150 98 - 98 Interest on capital - credited on 12/30/2016 paid on 04/28/2017 0.4714 3,071 (4 61) 2,610 Identified in Revenue Reserve In Stockholders’ Equity 0.7754 5,050 (7 58) 4,292 Total from 01/01 to 12/31/2016 11,574 (1 ,574) 1 0,000 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 100 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 12/31/2018 12/31/2017 12/31/2016 Statutory net income 21,945 21,108 18,853 Adjustments: (-) Legal reserve - 5% (1,097) (1,055) (943) Dividend calculation basis 20,848 20,053 17,910 Mandatory minimum dividend - 25% 5,212 5,013 4,478 Dividends and Interest on Capital Paid / Provided for / Identified (*) 22,437 17,558 10,000 (*) On December 31, 2018, it includes extraordinary dividends, with balances of the Statutory Reserve. ll - Stockholders' compensation 12/31/2018 Gross value per Gross WHT Net share (R$) Paid / prepaid 5,921 (1 22) 5 ,799 Dividends - 11 monthly installments from February to December 2018 0,0150 1,069 - 1 ,069 Dividends - paid on 08/30/2018 0,6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0,1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 248 (1 5) 233 Dividends - 1 monthly installment paid on 01/02/2019 0,0150 145 - 145 Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019 0.0106 103 (1 5) 88 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,498 (1,093) 1 6,405 Total from 01/01 to 12/31/2018 23,667 (1,230) 22,437 12/31/2017 Gross value per Gross WHT Net share (R$) Paid / prepaid 3,666 (389) 3,277 Dividends - 11 monthly installments from February to December 2017 0,0150 1,074 - 1,074 Interest on capital - paid on 08/25/2017 0,3990 2,592 (3 89) 2 ,203 Provided for (Recorded in Other Liabilities) 1,877 (1 40) 1 ,737 Dividends - 1 monthly installment paid on 01/02/2018 0,0150 98 - 98 Dividends provision 0.1304 843 - 843 Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018 0.1445 936 (140) 796 Identified in Revenue Reserve In Stockholders’ Equity 2.1126 1 3,658 (1,114) 12,544 Total from 01/01 to 12/31/2017 19,201 (1 ,643) 1 7,558 12/31/2016 Gross value per Gross WHT Net share (R$) Paid / prepaid 3 ,355 (355) 3,000 Dividends - 11 monthly installments paid from February to December 2016 0,0150 987 - 987 Interest on capital - paid on 08/25/2016 0,3990 2,368 (355) 2 ,013 Provided for (Recorded in Other Liabilities) 3,169 (461) 2 ,708 Dividends - 1 monthly installment paid on 01/02/2017 0,0150 98 - 98 Interest on capital - credited on 12/30/2016 paid on 04/28/2017 0.4714 3,071 (4 61) 2,610 Identified in Revenue Reserve In Stockholders’ Equity 0.7754 5,050 (7 58) 4,292 Total from 01/01 to 12/31/2016 11,574 (1 ,574) 1 0,000 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 100

c) Capital reserves and revenue reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	12/31/2018	12/31/2017	12/31/2016
Capital reserves	**285**	**285**	**285**
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	**13,195**	**12,214**	**3,158**
Legal [1]	9,989	8,892	7,838
Statutory [2]	(2,775)	589	1,132
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(10,925)	(10,862)
Special revenue reserves [3]	17,498	13,658	5,050
Total reserves at parent company	**13,480**	**12,499**	**3,443**

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared until 12/31/2018, 12/31/2017 and 12/31/2016.

III - Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Itaú CorpBanca (Note 3)	11,645	11,144	539	(38)
Itaú CorpBanca Colômbia S.A. (Note 3)	1,268	1,203	(2)	(50)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	364	297	105	70
Luizacred S.A. Soc. Cred. Financiamento Investimento	288	241	44	24
Other	119	93	46	26
Total	**13,684**	**12,978**	**732**	**32**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 101

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

The Extraordinary Stockholders' Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Partner Plan	(226)	(234)	(306)
Variable compensation plan	(377)	(302)	(285)
Total	**(603)**	**(536)**	**(591)**

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 12/31/2018	01/01 to 12/31/2017
	Quantity	Quantity
Opening balance	**51,074,441**	**53,193,569**
New granted	9,912,356	10,562,936
Exercised	(11,597,420)	(11,284,577)
Cancelled	(518,195)	(1,397,487)
Closing balance	**48,871,182**	**51,074,441**
Weighted average of remaining contractual life (years)	2.52	2.46
Market value weighted average (R$)	**26.22**	**21.55**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 102

II- Variable compensation

In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in variable compensation in shares

	01/01 to 12/31/2018	01/01 to 12/31/2017
	Quantity	Quantity
Opening balance	**31,229,973**	**36,809,109**
New	10,552,225	12,835,324
Delivered	(16,611,521)	(18,072,947)
Cancelled	(154,532)	(341,513)
Closing balance	**25,016,145**	**31,229,973**
Market value weighted average (R$)	**34.04**	**25.49**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan ("Simple Options"), which was discontinued, and only exercisable options remain.

Simple options have the following characteristics:

a) **Exercise price:** calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

Summary of changes in the Simple options plan

	01/01 to 12/31/2018		01/01 to 12/31/2017	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	**24,514,359**	**25.21**	**57,050,259**	**24.63**
Options exercisable at the end of the period	24,514,359	25.21	35,160,265	27.32
Options outstanding but not exercisable	-	-	21,889,994	20.30
Options:				
Canceled / Forfeited (*)	(352,085)	29.29	(1,807,091)	27.41
Exercised	(21,072,675)	28.26	(30,728,809)	23.72
Closing balance	**3,089,599**	**22.11**	**24,514,359**	**25.21**
Options exercisable at the end of the period	3,089,599	22.11	24,514,359	25.21
Range of exercise prices		14.47 - 29.51		14.47 - 27.54
Weighted average of the remaining contractual life (in years)		0.99		1.28
Market value weighted average (R$)		**33.98**		**28.04**

(*) Refers to non-exercise based on the beneficiary's decision.

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Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest, similar income and dividends

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Central Bank compulsory deposits	5,063	7,201	6,920
Interbank deposits	1,080	744	674
Securities purchased under agreements to resell	17,365	25,711	34,162
Financial assets at fair value through profit or loss	22,853	22,938	23,641
Financial assets at fair value through other comprehensive income	9,194	8,886	11,160
Financial assets at amortized cost	2,614	3,017	3,822
Loan and lease operations	73,640	75,568	80,124
Other financial assets	1,368	1,576	1,902
Total	**133,177**	**145,641**	**162,405**

b) Interest and similar expense

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Deposits	(17,484)	(13,340)	(14,701)
Securities sold under repurchase agreements	(20,889)	(33,087)	(45,935)
Interbank market debt	(13,587)	(10,059)	(8,347)
Institutional market debt	(6,773)	(6,852)	(8,249)
Financial expense from technical reserves for insurance and private pension plans	(11,815)	(14,918)	(17,790)
Other	(64)	(74)	(107)
Total	**(70,612)**	**(78,330)**	**(95,129)**

c) Adjustments to Fair Value of Financial Assets and Liabilities

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Financial assets at fair value through profit or loss	(4,110)	2,138	684
Derivatives (*)	(260)	2,028	7,332
Financial assets designated at fair value through profit or loss	(218)	180	48
Financial assets at fair value through other comprehensive income	(254)	(128)	(851)
Finacial liabilities designated at fair value	8	(37)	(147)
Total	**(4,834)**	**4,181**	**7,066**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2018, ITAÚ UNIBANCO HOLDING reversal R$ 1,535 as expenses for Expected Losses, with recognized of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and loss of R$ 1,536 for Financial Assets – Amortized Cost.

Note 22 - Banking service fees

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Fees from credit and debit card services	15,394	14,802	14,002
Current account services	10,017	9,589	8,856
Asset management fees	5,013	4,141	3,514
Fees for guarantees issued and credit lines	1,768	1,783	1,773
Collection commissions	1,506	1,378	1,315
Brokerage commission	618	606	295
Other	2,493	2,149	2,163
Total	**36,809**	**34,448**	**31,918**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 104

Note 23 - General and administrative expenses

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Personnel expenses	**(24,846)**	**(23,276)**	**(22,360)**
Compensation	(10,226)	(9,305)	(8,897)
Employee profit sharing	(4,425)	(3,836)	(3,610)
Welfare benefits	(3,764)	(3,374)	(3,070)
Provision for labor claims and Dismissals	(2,907)	(3,427)	(4,143)
Payroll taxes	(3,011)	(2,832)	(2,567)
Stock option plan (Note 20)	(226)	(234)	(306)
Training	(253)	(232)	(193)
Other	(34)	(36)	426
Administrative expenses	**(17,268)**	**(16,289)**	**(15,959)**
Third party services	(4,482)	(4,161)	(4,340)
Data processing and telecommunications	(4,273)	(4,152)	(3,966)
Installations	(3,306)	(3,132)	(3,066)
Advertising, promotions and publications	(1,419)	(1,167)	(1,036)
Financial services	(790)	(833)	(731)
Security	(754)	(723)	(716)
Transportation	(350)	(339)	(391)
Materials	(339)	(350)	(313)
Travel	(232)	(214)	(199)
Other	(1,323)	(1,218)	(1,201)
Depreciation and Amortization	**(3,332)**	**(3,034)**	**(2,995)**
Other expenses	**(12,092)**	**(10,895)**	**(9,591)**
Selling - credit cards	(4,285)	(3,753)	(3,165)
Claims	(675)	(596)	(571)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(632)	(495)	(273)
Provision for civil lawsuits (Note 29)	(464)	(1,519)	(1,489)
Provision for tax and social security lawsuits (Note 29)	(328)	(953)	(915)
Refund of interbank costs	(272)	(288)	(292)
Impairment - intangible asset	(168)	(504)	-
Other	(5,268)	(2,787)	(2,886)
Total	**(57,538)**	**(53,494)**	**(50,905)**

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Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

a) Expenses for taxes and contributions

Demonstration of Income tax and social contribution expense calculation:

Due on operations for the period	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Income before income tax and social contribution	**30,608**	**30,582**	**35,679**
Charges (income tax and social contribution) at the rates in effect	(13,774)	(13,762)	(16,057)
Increase / decrease in income tax and social contribution charges arising from:			
Share of profit or (loss) of associates and joint ventures net	147	169	165
Foreign exchange variation on investments abroad	4,381	397	(4,313)
Interest on capital	3,791	3,873	3,617
Corporate reorganizations (Note 2.4 a IV)	628	628	628
Dividends and interest on external debt bonds	516	420	365
Other nondeductible expenses net of non taxable income (*)	1,747	3,736	11,697
Income tax and social contribution expenses	**(2,564)**	**(4,539)**	**(3,898)**
Related to temporary differences			
Increase (reversal) for the period	(2,650)	(2,888)	(9,827)
Increase (reversal) of prior periods	245	70	62
(Expenses) / Income related to deferred taxes	**(2,405)**	**(2,818)**	**(9,765)**
Total income tax and social contribution expenses	**(4,969)**	**(7,357)**	**(13,663)**

(*) Includes temporary (additions) and exclusions.

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b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income	**48,810**	**(23,511)**	**11,953**	**37,252**
Provision for expected loss	24,686	(9,746)	3,623	18,563
Related to tax losses and social contribution loss carryforwards	7,595	(3,649)	445	4,391
Provision for profit sharing	1,829	(1,829)	1,844	1,844
Provision for devaluation of securities with permanent impairment	2,228	(1,843)	1,344	1,729
Provision	5,194	(2,124)	1,394	4,464
Civil lawsuits	1,974	(610)	222	1,586
Labor claims	2,200	(1,280)	1,117	2,037
Tax and social security	1,020	(234)	55	841
Goodwill on purchase of investments	141	(163)	82	60
Legal liabilities	488	(61)	249	676
Adjustments of operations carried out on the futures settlement market	277	(277)	98	98
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	429	(429)	631	631
Provision related to health insurance operations	341	(5)	7	343
Other	5,602	(3,385)	2,236	4,453
Reflected in stockholders' equity	**2,192**	**(785)**	**481**	**1,888**
Corporate reorganizations (Note 2.4 a IV)	628	(628)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	327	(157)	213	383
Cash flow hedge	983	-	166	1,149
Other	254	-	102	356
Total (1)(2)	**51,002**	**(24,296)**	**12,434**	**39,140**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2016	Realization / Reversal	Increase	12/31/2017
Reflected in income	**49,841**	**(16,347)**	**15,316**	**48,810**
Provision for expected loss	27,510	(9,453)	6,629	24,686
Related to tax losses and social contribution loss carryforwards	6,981	(197)	811	7,595
Provision for profit sharing	1,541	(1,541)	1,829	1,829
Provision for devaluation of securities with permanent impairment	1,727	-	501	2,228
Provision	5,704	(2,733)	2,223	5,194
Civil lawsuits	1,955	(576)	595	1,974
Labor claims	2,167	(1,233)	1,266	2,200
Tax and social security	1,582	(924)	362	1,020
Goodwill on purchase of investments	165	(758)	734	141
Legal liabilities	387	(557)	658	488
Adjustments of operations carried out in futures settlement market	485	(239)	31	277
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	243	(243)	429	429
Provision related to health insurance operations	300	-	41	341
Other	4,798	(626)	1,430	5,602
Reflected in stockholders' equity	**3,123**	**(1,072)**	**141**	**2,192**
Corporate reorganizations (Note 2.4 a IV)	1,256	(628)	-	628
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	771	(444)	-	327
Cash flow hedge	843	-	140	983
Other	253	-	1	254
Total (*)	**52,964**	**(17,419)**	**15,457**	**51,002**

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively.

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II - The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2017	Realization / reversal	Increase	12/31/2018
Reflected in income	**14,569**	**(11,385)**	**2,960**	**6,144**
Depreciation in excess – finance lease	613	(267)	-	346
Adjustment of escrow deposits and provisions	1,280	(11)	79	1,348
Post-employment benefits	304	(143)	126	287
Adjustments of operations carried out on the futures settlement market	1,421	(1,421)	923	923
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	7,592	(7,592)	1,790	1,790
Taxation of results abroad – capital gains	1,973	(1,314)	-	659
Other	1,386	(637)	42	791
Reflected in stockholders' equity	**955**	**(311)**	**18**	**662**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	767	(302)	9	474
Cash flow hedge	166	-	2	168
Post-employment benefits	9	(9)	7	7
Other	13	-	-	13
Total (*)	**15,524**	**(11,696)**	**2,978**	**6,806**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 32,781 and R$ 447, respectively.

	12/31/2016	Realization / reversal	Increase	12/31/2017
Reflected in income	**13,507**	**(8,716)**	**9,778**	**14,569**
Depreciation in excess – finance lease	936	(323)	-	613
Adjustment of escrow deposits and provisions	1,193	(179)	266	1,280
Post-employment benefits	233	-	71	304
Adjustments of operations carried out on the futures settlement market	1,095	-	326	1,421
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	7,293	(7,293)	7,592	7,592
Taxation of results abroad – capital gains	1,502	-	471	1,973
Other	1,255	(921)	1,052	1,386
Reflected in stockholders' equity	**968**	**(129)**	**116**	**955**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	836	(82)	13	767
Cash flow hedge	63	-	103	166
Post-employment benefits	35	(26)	-	9
Other	34	(21)	-	13
Total (*)	**14,475**	**(8,845)**	**9,894**	**15,524**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 35,869 and R$ 391, respectively.

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III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2018, are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2019	10,808	31%	1,394	32%	12,202	31%	(1,333)	20%	10,869	33%
2020	12,961	38%	751	17%	13,712	35%	(1,258)	18%	12,454	39%
2021	4,575	13%	614	14%	5,189	13%	(432)	6%	4,757	15%
2022	813	2%	395	9%	1,208	3%	(1,069)	16%	139	0%
2023	685	2%	157	3%	842	2%	(142)	2%	700	2%
After 2023	4,907	14%	1,080	25%	5,987	16%	(2,572)	38%	3,415	11%
Total	**34,749**	**100%**	**4,391**	**100%**	**39,140**	**100%**	**(6,806)**	**100%**	**32,334**	**100%**
Present value (*)	**31,526**		**3,859**		**35,384**		**(5,735)**		**29,649**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income.

On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits.

c) Tax liabilities

	12/31/2018	12/31/2017
Taxes and contributions on income payable	615	1,752
Other Taxes and Contributions payable	1,443	1,423
Provision for deferred income tax and social contribution (Note 24b II)	447	391
Other	2,779	4,270
Total	**5,284**	**7,836**

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Note 25 – Earnings per share

a) Earning per share basic

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Net income attributable to owners of the parent company	**24,907**	**23,193**	**21,627**
Minimum non-cumulative dividend on preferred shares	(104)	(105)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(110)	(111)
Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners			
Common	12,599	11,828	11,002
Preferred	12,095	11,150	10,409
Total net income available to equity owners:			
Common	12,708	11,938	11,113
Preferred	12,199	11,255	10,514
Weighted average number of shares outstanding (Note 19a)			
Common	4,958,290,359	5,021,834,934	5,027,611,714
Preferred	4,759,872,085	4,734,030,111	4,756,823,490
Earnings per share - Basic – R$			
Common	2.56	2.38	2.21
Preferred	2.56	2.38	2.21

b) Earnings per share diluted

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Total net income available to preferred equity owners	**12,199**	**11,255**	**10,514**
Dividend on preferred shares after dilution effects	72	76	74
Net income available to preferred equity owners considering preferred shares after the dilution effect	**12,271**	**11,331**	**10,588**
Total net income available to ordinary equity owners	**12,708**	**11,938**	**11,113**
Dividend on preferred shares after dilution effects	(72)	(76)	(74)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**12,636**	**11,862**	**11,039**
Adjusted weighted average of shares (Note 19a)			
Common	4,958,290,359	5,021,834,934	5,027,611,714
Preferred	4,815,473,777	4,796,645,028	4,821,864,280
Preferred	4,759,872,085	4,734,030,111	4,756,823,490
Incremental from stock options granted under our share-based payment	55,601,692	62,614,917	65,040,790
Earnings per share - diluted – R$			
Common	2.55	2.36	2.20
Preferred	2.55	2.36	2.20

Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017 and 13,938,070 preferred shares at 12/31/2016. In 2018 doesn't have this effect.

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Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev benefit plan – PBF	
	002 benefit plan - PB002	
	Prebeg benefit plan	
	UBB PREV defined benefit plan	
	Benefit Plan II	
	Itaulam basic plan	
	Itaú Defined Benefit Plan	
	REDECARD Retirement Plan	
	ITAUCARD Retirement Defined Benefit Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	REDECARD Pension Plan	
	Unibanco Pension Plan	Variable Contribution
	Itaulam Supplementary Plan	
	Itaú Defined Contribution Plan	
	REDECARD Retirement Plan	
	ITAUCARD Supplementary Retirement Plan	
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 111

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2018	12/31/2017	12/31/2016
Discount rate (1)	9.72% p.a.	9.98% p.a.	10.24% a.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010	Exp.Itaú 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.	5.04% to 7.12% p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00 % p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit	Cred.Unit.Projet.

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 112

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value			% Allocation		
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
Fixed income securities	**18,065**	**16,851**	**15,134**	**96.05%**	**95.81%**	**91.61%**
Quoted in an active market	17,775	16,281	14,751	94.51%	92.57%	89.29%
Non quoted in an active market	290	570	383	1.54%	3.24%	2.32%
Variable income securities	**24**	**19**	**685**	**0.13%**	**0.11%**	**4.15%**
Quoted in an active market	18	15	681	0.09%	0.09%	4.12%
Non quoted in an active market	6	4	4	0.04%	0.02%	0.03%
Structured investments	**59**	**24**	**9**	**0.31%**	**0.14%**	**0.05%**
Quoted in an active market	1	1	1	0.01%	0.01%	0.01%
Non quoted in an active market	58	23	8	0.30%	0.13%	0.04%
Real estate	**578**	**615**	**623**	**3.07%**	**3.49%**	**3.77%**
Loans to participants	**82**	**79**	**69**	**0.44%**	**0.45%**	**0.42%**
Total	**18,808**	**17,588**	**16,520**	**100.00%**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 12 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 487 (R$ 531 at 12/31/2017).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808	1,604	-	20,412
2 - Actuarial liabilities	(15,493)	-	(282)	(15,775)
3 - Asset restriction (*)	(3,664)	(939)	-	(4,603)
4 - Net amount recognized in the balance sheet (1+2+3)	**(349)**	**665**	**(282)**	**34**
Amount recognized in Assets (Note 18a)	66	665	-	731
Amount recognized in Liabilities (Note 18b)	(415)	-	(282)	(697)

	12/31/2017			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	17,588	1,634	-	19,222
2 - Actuarial liabilities	(14,491)	-	(257)	(14,748)
3 - Asset restriction (*)	(3,217)	(912)	-	(4,129)
4 - Net amount recognized in the balance sheet (1+2+3)	**(120)**	**722**	**(257)**	**345**
Amount recognized in Assets (Note 18a)	345	722	-	1,067
Amount recognized in Liabilities (Note 18b)	(465)	-	(257)	(722)

	12/31/2016			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	16,520	1,287	-	17,807
2 - Actuarial liabilities	(13,723)	-	(221)	(13,944)
3 - Asset restriction (*)	(3,008)	(491)	-	(3,499)
4 - Net amount recognized in the balance sheet (1+2+3)	**(211)**	**796**	**(221)**	**364**
Amount recognized in Assets (Note 18a)	317	796	-	1,113
Amount recognized in Liabilities (Note 18b)	(528)	-	(221)	(749)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 113

f) Change in the net amount recognized in the balance sheet

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588**	**(14,491)**	**(3,217)**	**(120)**	**1,634**	**(912)**	**722**	**(257)**	**345**
Amounts recognized in income (loss) (1+2+3)	**1,700**	**(1,454)**	**(321)**	**(75)**	**157**	**(90)**	**67**	**(25)**	**(33)**
1 - Cost of current service	-	(69)	-	(69)	-		-	-	(69)
2 - Cost of past service	-	-	-	-	-		-	-	-
3 - Net interest [1]	1,700	(1,385)	(321)	(6)	157	(90)	67	(25)	36
Amounts recognized in stockholders´ equity (4+5+6)	**580**	**(688)**	**(126)**	**(234)**	**(102)**	**63**	**(39)**	**(19)**	**(292)**
4 - Effects on asset ceiling	-	-	(126)	(126)	-	63	63	-	(63)
5 - Remeasurements [2] [3]	566	(683)	-	(117)	(102)		(102)	(19)	(238)
6 - Exchange variation	14	(5)	-	9	-		-	-	9
Other (7+8+9+10)	**(1,060)**	**1,140**	-	**80**	**(85)**	-	**(85)**	**19**	**14**
7 - Receipt by allocation of funds [4]	-	-	-	-	-		-	-	-
8 - Benefits paid	(1,140)	1,140	-	-	-		-	19	19
9 - Contributions from sponsor	69	-	-	69	(85)		(85)	-	(16)
10 - Contributions from parcipants	11	-	-	11	-		-	-	11
Amounts end of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**

	12/31/2017								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**16,520**	**(13,723)**	**(3,008)**	**(211)**	**1,287**	**(491)**	**796**	**(221)**	**364**
Amounts recognized in income (loss) (1+2+3)	**1,639**	**(1,416)**	**(307)**	**(84)**	**126**	**(50)**	**76**	**(22)**	**(30)**
1 - Cost of current service	-	(69)	-	(69)	-	-	-	-	(69)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,639	(1,347)	(307)	(15)	126	(50)	76	(22)	39
Amounts recognized in stockholders´ equity (4+5+6)	**487**	**(493)**	**98**	**92**	**324**	**(371)**	**(47)**	**(28)**	**17**
4 - Effects on asset ceiling	-	-	97	97	(15)	(371)	(386)	-	(289)
5 - Remeasurements [2] [3]	485	(487)	1	(1)	339	-	339	(28)	310
6 - Exchange variation	2	(6)	-	(4)	-	-	-	-	(4)
Other (7+8+9+10)	**(1,058)**	**1,141**	-	**83**	**(103)**	-	**(103)**	**14**	**(6)**
7 - Receipt by allocation of funds [4]	-	-	-	-	(12)	-	(12)	-	(12)
8 - Benefits paid	(1,141)	1,141	-	-	-	-	-	14	14
9 - Contributions from sponsor	71	-	-	71	(91)	-	(91)	-	(20)
10 - Contributions from parcipants	12	-	-	12	-	-	-	-	12
Amounts end of the period	**17,588**	**(14,491)**	**(3,217)**	**(120)**	**1,634**	**(912)**	**722**	**(257)**	**345**

	12/31/2016								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**13,633**	**(11,587)**	**(2,134)**	**(88)**	**2,229**	**(270)**	**1,959**	**(179)**	**1,692**
Amounts recognized in income (loss) (1+2+3)	**1,483**	**(1,317)**	**(241)**	**(75)**	**269**	**(30)**	**239**	(19)	145
1 - Cost of current service	-	(62)	-	(62)	-	-	-	-	(62)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,483	(1,255)	(241)	(13)	269	(30)	239	(19)	207
Amounts recognized in stockholders´ equity (4+5+6)	2,300	(1,672)	(633)	(5)	(817)	(191)	(1,008)	(36)	(1,049)
4 - Effects on asset ceiling	-	-	(633)	(633)	(1,053)	(191)	(1,244)	-	(1,877)
5 - Remeasurements [2] [3]	2,308	(1,715)	-	593	236	-	236	(36)	793
6 - Exchange variation	(8)	43	-	35	-	-	-	-	35
Other (7+8+9+10)	(896)	853	-	(43)	(394)	-	(394)	13	(424)
7 - Receipt by allocation of funds [4]	-	-	-	-	(515)	-	(515)	-	(515)
8 - Benefits paid	(1,060)	1,060	-	-	-	-	-	13	13
9 - Contributions from sponsor	149	-	-	149	121	-	121	-	270
10 - Contributions from parcipants	15	-	-	15	-	-	-	-	15
11 - Balance arising from the CorpBanca acquisition (Note 3)	-	(207)	-	(207)	-	-	-	-	(207)
Amounts end of the period	**16,520**	**(13,723)**	**(3,008)**	**(211)**	**1,287**	**(491)**	**796**	**(221)**	**364**

(1) Corresponds to the amount calculated at 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a (at 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 2,266 (R$ 2,124 at 12/31/2017).

(4) Refers to distribution of excess pension fund from Itaubanco CD Plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 114

g) Defined benefit contribution

	Estimated contribution	Contributions made		
	2019	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Pension plan - FIU	47	58	58	78
Pension plan - FUNBEP	10	11	14	71
Total	**57**	**69**	**72**	**149**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799	824	859	894	929	5,184
Pension plan - FUNBEP	10.09	370	387	404	420	435	2,362
Other post-employment benefits	12.02	17	18	19	20	21	127
Total		**1,186**	**1,229**	**1,282**	**1,334**	**1,385**	**7,673**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV pension plans			Other post-employment benefits		
Main assumptions	Present value of liability	Income	Stockholders' equity (*)	Present value of liability	Income	Stockholders' equity (*)
Interest rate						
Increase by 0.5%	(718)	-	76	(15)	-	(15)
Decrease by 0.5%	782	-	(250)	17	-	17
Mortality rate						
Increase by 5%	(160)	-	45	(6)	-	(6)
Decrease by 5%	167	-	(48)	7	-	7
Medical inflation						
Increase by 1%	-	-	-	33	-	33
Decrease by 1%	-	-	-	(28)	-	(28)

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 115

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 116 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of insured’s equity affected. Products are offered through insurance brokers (third parties operating in the market and their own), Itaú Unibanco’s electronic channels and branches, in compliance with regulatory requirements, issued by the National Council of Private Insurance – CNSP and by the Superintendence of Private Insurance - SUSEP. I – Insurance Contract entered between the parties to protect the client’s goods, that, upon payment of a premium, is protected by means of replacement or pre-established financial compensation, against damages that may cause property or personal destabilization. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks. The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Developed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income. · VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical reserves for insurance and private pension The technical provisions of insurance and private pension are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered , on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 116

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred;

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred.

- **Provision for financial surplus (PEF) -** it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation;

- **Provision for redemptions and other amounts to be regularize (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Group accident insurance	34.3	38.0	9.4	7.8
Individual accident	14.1	12.5	20.8	23.5
Commercial multiple peril	21.1	21.2	29.3	36.4
Internal credit	0.7	0.9	134.5	139.6
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	-	1.2	-	84.5
Serious or terminal diseases	16.1	10.7	17.5	21.1
Extended warranty - assets	62.0	62.1	13.9	16.0
Credit Life	20.4	18.7	18.3	16.9
Income from Uncertain Events	20.3	16.3	17.1	18.4
Multiple risks	48.1	57.8	53.3	27.2
Home insurance in market policies – Credit Life	20.4	20.7	15.3	13.0
Group life	15.1	8.3	33.2	24.2

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 117

b) Income related to insurance and private pension, net of reinsurance

Main lines	Premiums and contributions		
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Group accident insurance	689	666	776
Individual accident	280	289	212
Commercial multiple peril	52	53	56
Internal Credit	78	64	63
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	-	24	37
Serious or terminal diseases	188	172	166
Warranty extension - Assets	-	-	112
Disability Savings Pension	291	319	295
PGBL	2,193	2,084	1,955
Credit Life	879	621	570
Income from Uncertain Events	235	177	146
Multiple risks	209	151	162
Home Insurance in Market Policies – Credit Life	288	272	243
Traditional	122	129	142
VGBL	17,154	20,318	18,153
Group life	937	990	1,234
Other lines	502	547	433
Total	**24,097**	**26,876**	**24,755**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 118

c) Technical provisions balances

	Insurance		Private Pension		Total	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Unearned premiums (PPNG)	2,111	1,883	13	15	2,124	1,898
Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC)	195	173	195,348	175,992	195,543	176,165
Redemptions and Other Unsettled Amounts (PVR)	12	11	298	264	310	275
Financial surplus (PEF)	2	2	605	604	607	606
Unsettled claims (PSL)	548	560	43	34	591	594
Claims / events incurred but not reported (IBNR)	348	401	25	27	373	428
Related Expenses (PDR)	31	28	98	95	129	123
Other	562	406	948	737	1,510	1,143
Total	**3,809**	**3,464**	**197,378**	**177,768**	**201,187**	**181,232**

d) Change in technical provisions

	12/31/2018			12/31/2017		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,464**	**177,768**	**181,232**	**3,926**	**150,150**	**154,076**
(+) Additions arising from premiums / contribution	4,340	19,764	24,104	4,059	22,854	26,913
(-) Deferral of risk	(3,937)	(297)	(4,234)	(4,225)	(323)	(4,548)
(-) Payment of claims / benefits	(1,184)	(580)	(1,764)	(1,228)	(472)	(1,700)
(+) Reported claims	1,325	-	1,325	1,291	-	1,291
(-) Redemptions	(1)	(13,771)	(13,772)	(2)	(12,534)	(12,536)
(+/-) Net portability	-	3,758	3,758	-	3,436	3,436
(+) Adjustment of reserves and financial surplus	9	11,622	11,631	16	7,754	7,770
(+) Corporate Reorganization	-	-	-	(282)	-	(282)
(+/-) Other (recognition / reversal)	(207)	(886)	(1,093)	(91)	6,903	6,812
Closing balance	**3,809**	**197,378**	**201,187**	**3,464**	**177,768**	**181,232**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 119

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2018	12/31/2017
Opening Balance	**253**	**429**
Increase	1,001	772
Amortization	(845)	(948)
Closening Balance	**409**	**253**
Balance to be amortized in up to 12 months	334	209
Balance to be amortized after 12 months	75	44

VI - Table of Claims Development

The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually:

Provision for unsettled claims (PSL) (*)	591
(-) IBNER	170
(-) Reinsurance	35
(-) Retrocession and other estimates	(25)
Liability claims presented in the development table (a + b)	**411**

(*) It stated in Note 27IV c at 12/31/2018.

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	Total
At the end of reporting period	910	1,009	938	934	992	
After 1 year	935	1,054	981	977		
After 2 years	958	1,082	1,001			
After 3 years	964	1,091				
After 4 years	967					
Current estimate	967	1,091	1,001	977	992	
Accumulated payments through base date	962	1,078	978	956	815	4,789
Liabilities recognized in the balance sheet	5	13	23	21	178	240
Liabilities in relation to prior periods						12
Total administratives claims						**252**

b) Judicial claims - net of reinsurance

Occurrence date	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	Total
At the end of reporting period	27	30	26	28	16	
After 1 year	37	41	35	40		
After 2 years	46	52	43			
After 3 years	54	64				
After 4 years	60					
Current estimate	60	64	43	40	16	
Accumulated payments through base date	45	49	34	30	10	168
Liabilities recognized in the balance sheet	15	15	10	10	5	55
Liabilities in relation to prior periods						104
Total judicial claims						**159**

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 120

VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the periods ended of 2018, 2017 and 2016. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 121 VII - Liability Adequacy Test The ITAÚ UNIBANCO HOLDING carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the periods ended of 2018, 2017 and 2016. The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. For social security products, cash flows for the deferral and assignment phases are tested on a separate basis. The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows. The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of Financial assets at amortized cost of the guarantee assets portfolio. Income conversion rate The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 121

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

		12/31/2018		12/31/2017	
		Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cash deposits on demand	(a)	37,159	37,159	18,749	18,749
Financial assets		**1,424,876**	**1,433,116**	**1,330,251**	**1,338,314**
Central Bank compulsory deposits	(a)	94,148	94,148	98,837	98,837
At Amortized Cost		994,759	1,002,999	905,729	913,792
Interbank deposits	(b)	26,420	26,510	29,048	29,112
Securities purchased under agreements to resell	(a)	280,136	280,136	244,707	244,707
Securities	(c)	110,395	112,171	111,424	113,049
Loan operations and lease operations portfolio (*)	(d)	536,091	542,465	497,719	504,093
Other financial assets	(e)	75,090	75,090	59,568	59,568
(-) Provision for Expected Loss		(33,373)	(33,373)	(36,737)	(36,737)
At Fair Value Through Other Comprehensive Income		49,323	49,323	52,149	52,149
Securities	(c)	49,323	49,323	52,149	52,149
At Fair Value Through Profit or Loss		286,646	286,646	273,536	273,536
Securities	(c)	263,180	263,180	250,693	250,693
Derivatives	(c)	23,466	23,466	22,843	22,843
Financial liabilities		**1,151,237**	**1,150,700**	**1,056,717**	**1,054,981**
At Amortized Cost		1,119,734	1,119,197	1,024,584	1,022,848
Deposits	(b)	463,424	463,363	402,938	402,911
Securities sold under repurchase agreements	(a)	330,237	330,237	312,634	312,634
Interbank market debt	(b)	134,670	134,533	124,587	124,257
Institutional market debt	(b)	93,974	93,635	98,482	97,103
Other financial liabilities	(e)	97,429	97,429	85,943	85,943
At Fair Value Through Profit or Loss		27,711	27,711	27,211	27,211
Derivatives	(c)	27,519	27,519	26,746	26,746
Structured notes		192	192	465	465
Provision for Expected Loss		3,792	3,792	4,922	4,922
Loan Commitments		2,601	2,601	3,015	3,015
Financial Guarantees		1,191	1,191	1,907	1,907

(*) In the composition of balance there are operations designated at fair value through profit or loss, in the amount of R$ 102 at 12/31/2017.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 76,852 (R$ 79,703 at 12/31/2017) with an estimated fair value of R$ 1,168 (R$ 935 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 122

The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 123 The methods and assumptions adopted to estimate the fair value are defined below: a) Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments approximate their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under usual conditions, the prices quoted in the market are the best indicators of fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of the prices quoted by the Brazilian Association of Entities from Financial and Capital Markets (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps. · Options: determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 123

Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 124 Level 2: Information that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and certain forwards, since information adopted by pricing models are immediately observable in actively quoted markets. The models used for these instruments are Black & Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market. Derivatives with fair values classified into Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and target flow, credit derivatives and futures of certain commodities. All aforementioned methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 124

Distribution by level

The following table presents the breakdown of risk levels.

	12/31/2018				12/31/2017			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**224,872**	**34,206**	**2,833**	**261,911**	**213,421**	**31,579**	**3,947**	**248,947**
Investment funds	2,003	2,323	-	4,326	1,738	1,775	-	3,513
Brazilian government securities	213,816	3,242	-	217,058	205,027	2,816	1	207,844
Government securities – other countries	**1,517**	**562**	**-**	**2,079**	**1,643**	**2,306**	**-**	**3,949**
Argentina	1,129	-	-	1,129	1,466	-	-	1,466
Chile	147	155	-	302	39	18	-	57
Colombia	-	207	-	207	-	2,092	-	2,092
United States	117	-	-	117	100	-	-	100
Italy	-	115	-	115	-	-	-	-
Mexico	120	-	-	120	5	-	-	5
Paraguay	-	1	-	1	-	3	-	3
Uruguay	-	84	-	84	-	193	-	193
Other	4	-	-	4	33	-	-	33
Corporate securities	**7,536**	**28,079**	**2,833**	**38,448**	**5,013**	**24,682**	**3,946**	**33,641**
Shares	6,175	2,003	1,268	9,446	3,875	65	2,019	5,959
Bank deposit certificates	1	968	-	969	1	334	-	335
Securitized real estate loans	-	-	1,411	1,411	-	-	1,795	1,795
Debentures	168	4,707	85	4,960	486	2,608	122	3,216
Eurobonds and others	1,192	173	31	1,396	651	37	-	688
Financial credit bills	-	19,719	5	19,724	-	21,170	-	21,170
Promissory notes	-	435	-	435	-	391	-	391
Other	-	74	33	107	-	77	10	87
Financial assets at fair value through other comprehensive income	**30,680**	**18,643**	**-**	**49,323**	**35,234**	**16,915**	**-**	**52,149**
Brazilian government securities	**27,038**	**801**	**-**	**27,839**	**32,218**	**708**	**-**	**32,926**
Government securities – other countries	**2,448**	**16,324**	**-**	**18,772**	**1,550**	**14,992**	**-**	**16,542**
Germany	22	-	-	22	-	-	-	-
Chile	-	7,653	-	7,653	-	9,550	-	9,550
Colombia	-	5,505	-	5,505	-	3,020	-	3,020
United States	2,425	193	-	2,618	1,550	-	-	1,550
France	-	891	-	891	-	-	-	-
Paraguay	-	1,529	-	1,529	-	1,800	-	1,800
Uruguay	-	553	-	553	-	622	-	622
Other	1	-	-	1	-	-	-	-
Corporate securities	**1,194**	**1,518**	**-**	**2,712**	**1,466**	**1,215**	**-**	**2,681**
Shares	161	-	-	161	148	-	-	148
Bank deposit certificates	-	1,053	-	1,053	-	685	-	685
Debentures	-	2	-	2	-	1	-	1
Eurobonds and others	1,033	463	-	1,496	1,318	529	-	1,847
Financial assets at fair value through profit or loss	**1,269**	**-**	**-**	**1,269**	**1,746**	**-**	**-**	**1,746**
Brazilian government securities	1,269	-	-	1,269	1,746	-	-	1,746
Financial liabilities designated at fair value through profit or loss	**-**	**192**	**-**	**192**	**-**	**465**	**-**	**465**
Structured notes	-	192	-	192	-	465	-	465

The following table presents the breakdown of risk levels for our derivative assets and liabilities.

	12/31/2018				12/31/2017			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**15**	**23,309**	**142**	**23,466**	**158**	**22,249**	**436**	**22,843**
Futures Contract	-	-	-	-	158	-	-	158
Swap Contract– adjustment receivable	-	12,959	90	13,049	-	8,821	369	9,190
Options Contract	-	4,163	52	4,215	-	3,271	66	3,337
Forwards Contract	-	1,835	-	1,835	-	6,911	-	6,911
Credit derivatives - financial Institutions	-	120	-	120	-	137	-	137
NDF - Non Deliverable Forward	-	3,711	-	3,711	-	2,950	-	2,950
Check of swap - Companies	-	44	-	44	-	68	-	68
Other derivative financial instruments	15	477	-	492	-	91	1	92
Liabilities	**(22)**	**(27,471)**	**(26)**	**(27,519)**	**-**	**(26,643)**	**(103)**	**(26,746)**
Swap Contract – adjustment payable	-	(19,351)	(3)	(19,354)	-	(13,590)	(102)	(13,692)
Options Contract	-	(3,906)	(23)	(3,929)	-	(2,792)	(1)	(2,793)
Forwards Contract	-	(470)	-	(470)	-	(6,272)	-	(6,272)
Credit derivatives - financial Institutions	-	(140)	-	(140)	-	(58)	-	(58)
NDF - Non Deliverable Forward	-	(3,384)	-	(3,384)	-	(3,745)	-	(3,745)
Check of swap - Companies	-	(162)	-	(162)	-	(122)	-	(122)
Other derivative financial instruments	(22)	(58)	-	(80)	-	(64)	-	(64)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2018. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 125

Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 52,849 in financial instruments classified as Level 2, on December 31, 2018, pricing service or brokers were used to evaluate securities at the value of R$ 22,231, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 126 Measurement of fair value Level 2 based on pricing services and brokers To assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 52,849 in financial instruments classified as Level 2, on December 31, 2018, pricing service or brokers were used to evaluate securities at the value of R$ 22,231, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers. · Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base. The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 126

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Financial assets designated at fair value	**3,947**	**(377)**	**-**	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Brazilian government securities	**1**	**(1)**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**3,946**	**(376)**	**-**	**90**	**(353)**	**(474)**	**2,833**	**(618)**
Shares	2,019	34	-	-	(203)	(582)	1,268	(442)
Securitized real estate loans	1,795	(359)	-	57	(89)	7	1,411	19
Debentures	122	(41)	-	-	(53)	57	85	(196)
Eurobonds and others	-	2	-	20	(2)	11	31	-
Financial credit bills	-	-	-		-	5	5	-
Other	10	(12)	-	13	(6)	28	33	1

	Fair value at 12/31/2017	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2018	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Derivatives - assets	**436**	**(3)**	**-**	**205**	**(254)**	**(242)**	**142**	**61**
Swap Contract– adjustment receivable	369	(5)	-	-	(30)	(244)	90	61
Options Contract	66	2		205	(223)	2	52	-
Other derivative financial instruments	1				(1)		-	-
Derivatives - liabilities	**(103)**	**40**	**-**	**(148)**	**141**	**44**	**(26)**	**6**
Swap Contract – adjustment payable	(102)	(37)	-	-	92	44	(3)	(3)
Options Contract	(1)	77	-	(148)	49	-	(23)	9

	Fair value at 12/31/2016	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2017	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Financial assets designated at fair value through profit or loss	**3,808**	**(232)**	**-**	**578**	**(146)**	**(61)**	**3,947**	**(412)**
Brazilian government securities	**1**	**-**	**-**	**-**	**-**	**-**	**1**	**(1)**
Corporate securities	**3,807**	**(232)**	**-**	**578**	**(146)**	**(61)**	**3,946**	**(411)**
Shares	1,662	122	-	400	-	(165)	2,019	(274)
Securitized real estate loans	2,092	(355)	-	58	-	-	1,795	16
Debentures	37	(1)	-	106	(124)	104	122	(153)
Eurobonds and others	-	-	-	9	(9)	-	-	-
Other	16	2	-	5	(13)	-	10	-
Financial assets designated at fair value through other comprehensive income	**227**	**-**	**-**	**200**	**(427)**	**-**	**-**	**-**
Corporate securities	**227**	**-**	**-**	**200**	**(427)**	**-**	**-**	**-**
Securitized real estate loans	6	-	-	-	(6)	-	-	-
Eurobonds and others	221	-	-	200	(421)	-	-	-

	Fair value at 12/31/2016	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2017	Total Gains or Losses (Unrealized)
		Recognized in the result	Recognized in other comprehensive income					
Derivatives - Assets	**521**	**(33)**	**101**	**-**	**(244)**	**91**	**436**	**17**
Swap Contract– adjustment receivable	468	(41)	-	-	(100)	42	369	32
Options Contract	47	12	101	-	(143)	49	66	(14)
Other derivative financial instruments	6	(4)	-	-	(1)	-	1	(1)
Derivatives - Liabilities	**(60)**	**(117)**	**(15)**	**-**	**111**	**(22)**	**(103)**	**(57)**
Swap Contract – adjustment payable	(56)	(122)	-	-	97	(21)	(102)	(60)
Options Contract	(4)	5	(15)	-	13	-	(1)	3
Credit derivatives - financial Institutions	-	-	-	-	1	(1)	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 127

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2018		12/31/2017	
		Impact		Impact	
Market risk factor groups	Scenarios	Result	Stockholders' equity	Result	Stockholders' equity
Interest rates	I	(0.4)	(1.2)	(1.9)	(2.4)
	II	(9.3)	(29.3)	(47.0)	(55.4)
	III	(18.6)	(57.8)	(93.9)	(114.5)
Shares	I	(63.4)	-	(146.6)	-
	II	(126.8)	-	(293.2)	-
Nonlinear	I	(48.2)	-	(9.2)	-
	II	(89.3)	-	(11.9)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Shares

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 128

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 129 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts, these are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. II- Labor claims Provisions and Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions and contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 129

Below are the changes in civil, labor and other risks provisions:

	01/01 to 12/31/2018			
	Civil	**Labor**	**Other**	**Total**
Opening balance	**5,300**	**7,283**	**150**	**12,733**
(-) Guaranteed Provisions by indemnity clause (Note 2.4.n)	(243)	(998)	-	(1,241)
Subtotal	**5,057**	**6,285**	**150**	**11,492**
Interest (Note 23)	145	508	-	653
Changes in the period reflected in results (Note 23)	319	1,982	423	2,724
Increase (*)	774	2,152	425	3,351
Reversal	(455)	(170)	(2)	(627)
Payment	(1,321)	(2,911)	-	(4,232)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
(+) Guaranteed Provisions by indemnity clause (Note 2.4.n)	226	957	-	1,183
Closing balance	**4,426**	**6,821**	**573**	**11,820**
Current	**1,350**	**2,911**	**573**	**4,834**
Non-current	**3,076**	**3,910**	**-**	**6,986**
Escrow deposits at 12/31/2018 (Note 18a)	**1,574**	**2,302**	**-**	**3,876**

(*) Civil provisions include the provision for economic plans amounting to R$ (184).

	01/01 to 12/31/2017			
	Civil	**Labor**	**Other**	**Total**
Opening balance	**5,172**	**7,232**	**259**	**12,663**
Effect of change in consolidation criteria	(1)	-	-	(1)
Balance arising from the merger with Corpbanca (Note 3a)	39	284	-	323
(-) Guaranteed Provisions by indemnity clause (Note 2.4.n)	(256)	(1,066)	-	(1,322)
Subtotal	**4,954**	**6,450**	**259**	**11,663**
Interest (Note 23)	99	613	-	712
Changes in the period reflected in results (Note 23)	1,420	2,357	(109)	3,668
Increase (*)	1,962	2,592	4	4,558
Reversal	(542)	(235)	(113)	(890)
Payment	(1,416)	(3,135)	-	(4,551)
Subtotal	**5,057**	**6,285**	**150**	**11,492**
(+) Guaranteed Provisions by indemnity clause (Note 2.4.n)	243	998	-	1,241
Closing balance	**5,300**	**7,283**	**150**	**12,733**
Current	**1,450**	**3,144**	**150**	**4,744**
Non-current	**3,850**	**4,139**	**-**	**7,989**
Escrow deposits at 12/31/2017 (Note 18a)	**1,457**	**2,200**	**-**	**3,657**

(*) Civil provisions include the provision for economic plans amounting to R$ 184.

IV- Tax proceedings and legal obligations

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 130

The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance 7,003 8,246 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (69) Subtotal 6,937 8,177 (*) Interest 384 613 Changes in the period reflected in results (259) (27) (*) Increase 392 452 (*) Reversal (651) (479) (337) (1,826) Payment Subtotal 6,725 6,937 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 68 66 6,793 7,003 Closing balance Current 107 230 Non-current 6,686 6,773 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 12/31/2018 12/31/2017 Opening balance 5,170 4,847 Appropriation of interest 199 344 Changes in the period (22) (3) Deposits made 251 240 Withdrawals (48) (202) Deposits released (225) (41) Closing balance 5,347 5,188 Reclassification of assets pledged as collateral for contingencies (Note 29e) (1) (18) Closing balance after reclassification (Note 18a) 5,346 5,170 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 131 The table below shows the changes in the provisions: 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance 7,003 8,246 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (66) (69) Subtotal 6,937 8,177 (*) Interest 384 613 Changes in the period reflected in results (259) (27) (*) Increase 392 452 (*) Reversal (651) (479) (337) (1,826) Payment Subtotal 6,725 6,937 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 68 66 6,793 7,003 Closing balance Current 107 230 Non-current 6,686 6,773 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 01/01 to 01/01 to Escrow deposits 12/31/2018 12/31/2017 Opening balance 5,170 4,847 Appropriation of interest 199 344 Changes in the period (22) (3) Deposits made 251 240 Withdrawals (48) (202) Deposits released (225) (41) Closing balance 5,347 5,188 Reclassification of assets pledged as collateral for contingencies (Note 29e) (1) (18) Closing balance after reclassification (Note 18a) 5,346 5,170 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 131

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,324; · INSS – Non-compensatory amounts – R$ 660: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,879 (R$ 3,494 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 177 (R$ 122 at December 31, 2017). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,530, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,373: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,695: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,510: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,166: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,112: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 132 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,324; · INSS – Non-compensatory amounts – R$ 660: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 636: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612. c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,879 (R$ 3,494 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 177 (R$ 122 at December 31, 2017). II - Tax proceedings The tax proceedings of possible loss totaled R$ 27,530, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,373: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930: the deductibility of funding expenses (Interbank expenses), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,695: cases in which the liquidity and the ability of offset credits are discussed; · IRPJ and CSLL – Interest on capital – R$ 1,510: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · ISS – Banking Institutions – R$ 1,166: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,112: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 132

d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 999 (R$ 1,065 at December 31, 2017)) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2018 12/31/2017 Financial assets - at fair value through profit or loss and at fair value through 730 962 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,312 4,585 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 133 d) Accounts Receivable – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 999 (R$ 1,065 at December 31, 2017)) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 12/31/2018 12/31/2017 Financial assets - at fair value through profit or loss and at fair value through 730 962 other comprehensive income (basically financial treasury bills) Escrow deposits (Note 18a) 4,312 4,585 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 133

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 134 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail clients, account holders and non-account holders, individuals and legal entities, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, clients with high financial equity (Private Bank), activities of Latin American units and Itaú BBA, the unit responsible for commercial transactions with large companies and operation as Investment Bank. · Activities with the Market + Corporation It basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each one of the segments. a) Basis of presentation Segment information is prepared based on the reports used by top management to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicator adopted for monitoring of business performance is Recurring Net Income, as well as Return on Economic Capital for each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and was adjusted by the items below: Allocated capital: The statements of each segment consider the capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model comprises the following components: Credit risk, operational risk, market risk and insurance underwriting risk. Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital. Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income (IR and CSLL) lines – and are now reclassified to financial margin. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 134

Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and jointly controlling entities, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 135 Insurance: The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and jointly controlling entities, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, enabling greater understanding for performance analysis. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows: · Requirements for evaluation of impairment of financial assets are based on an expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets for measurement categories as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, which balance was recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measure at amortized cost, recording revenues and costs directly attributable to their acquisition, issue or disposal for the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 135

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From January 1,December 31, 2018

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**72,182**	**29,389**	**10,246**	**111,817**	**(7,617)**	**104,200**
Interest margin [1]	40,243	18,930	9,912	69,085	(8,380)	60,705
Banking service fees	25,131	9,810	138	35,079	1,730	36,809
Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance	6,808	649	196	7,653	(3,692)	3,961
Other income	-	-	-	-	2,725	2,725
Cost of Credit and Claims	**(13,686)**	**(1,608)**	**-**	**(15,294)**	**5,112**	**(10,182)**
Expected loss with loan operations and lease operations	(14,061)	(2,021)	-	(16,082)	7,128	(8,954)
Impairment	6	(552)	-	(546)	546	-
Discounts granted	(1,043)	(111)	-	(1,154)	1,154	-
Recovery of loans written off as loss	2,572	1,144	-	3,716	(3,716)	-
Expenses for claims / recovery of claims under reinsurance	(1,160)	(68)	-	(1,228)	-	(1,228)
Operating margin	**58,496**	**27,781**	**10,246**	**96,523**	**(2,505)**	**94,018**
Other operating income (expenses)	**(40,002)**	**(15,217)**	**(1,070)**	**(56,289)**	**(7,121)**	**(63,410)**
Non-interest expenses [2]	(35,296)	(13,817)	(331)	(49,444)	(8,094)	(57,538)
Tax expenses for ISS, PIS and COFINS and Other	(4,706)	(1,400)	(739)	(6,845)	226	(6,619)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	747	747
Net income before income tax and social contribution	**18,494**	**12,564**	**9,176**	**40,234**	**(9,626)**	**30,608**
Income tax and social contribution	(6,939)	(3,829)	(2,964)	(13,732)	8,763	(4,969)
Non-controlling interest in subsidiaries	(184)	(550)	(35)	(769)	37	(732)
Net income	**11,371**	**8,185**	**6,177**	**25,733**	**(826)**	**24,907**

Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes interest and similar income and expenses of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332).

(3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2017

	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**69,921**	**28,748**	**10,623**	**109,292**	**2,231**	**111,523**
Interest margin [1]	38,570	19,426	10,515	68,511	2,731	71,242
Banking service fees	24,096	8,876	42	33,014	1,434	34,448
Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance	7,255	446	66	7,767	(3,068)	4,699
Other income	-	-	-	-	1,134	1,134
Cost of Credit and Claims	**(13,388)**	**(5,882)**	**(6)**	**(19,276)**	**(1,690)**	**(20,966)**
Expected loss with loan operations and lease operations	(14,046)	(5,053)	(6)	(19,105)	(669)	(19,774)
Impairment	-	(1,094)	-	(1,094)	1,094	-
Discounts granted	(843)	(263)	-	(1,106)	1,106	-
Recovery of loans written off as loss	2,723	581	-	3,304	(3,304)	-
Expenses for claims / recovery of claims under reinsurance	(1,222)	(53)	-	(1,275)	83	(1,192)
Operating margin	**56,533**	**22,866**	**10,617**	**90,016**	**541**	**90,557**
Other operating income (expenses)	**(37,601)**	**(14,523)**	**(1,647)**	**(53,771)**	**(6,204)**	**(59,975)**
Non-interest expenses [2]	(33,186)	(13,265)	(831)	(47,282)	(6,212)	(53,494)
Tax expenses for ISS, PIS and COFINS and Other	(4,415)	(1,258)	(816)	(6,489)	(542)	(7,031)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	550	550
Net income before income tax and social contribution	**18,932**	**8,343**	**8,970**	**36,245**	**(5,663)**	**30,582**
Income tax and social contribution	(7,107)	(2,412)	(1,775)	(11,294)	3,937	(7,357)
Non-controlling interest in subsidiaries	(166)	117	(23)	(72)	40	(32)
Net income	**11,659**	**6,048**	**7,172**	**24,879**	**(1,686)**	**23,193**
Total assets (*) - 12/31/2017	**970,137**	**604,384**	**119,309**	**1,503,503**	**(67,264)**	**1,436,239**
Total liabilities - 12/31/2017	**934,835**	**548,185**	**71,873**	**1,364,566**	**(72,683)**	**1,291,883**
(*) Includes:						
Investments in associates and joint ventures	1,168	-	3,986	5,154	(99)	5,055
Fixed assets, net	5,105	1,290	-	6,395	964	7,359
Goodwill and Intangible assets, net	8,739	7,694	-	16,433	2,950	19,383

(1) Includes interest and similar income and expenses of R$ 67,311, net gains (loss) on investment securities and derivatives of R$ 4,181 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (250).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2016

	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**70,496**	**30,498**	**9,412**	**110,406**	**8,016**	**118,422**
Interest margin [1]	40,073	21,929	9,264	71,266	8,589	79,855
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance	7,764	497	89	8,350	(3,085)	5,265
Other income	-	-	-	-	1,384	1,384
Cost of Credit and Claims	**(15,820)**	**(10,645)**	**71**	**(26,394)**	**2,039**	**(24,355)**
Expected loss with loan operations and lease operations	(16,717)	(8,914)	71	(25,560)	2,690	(22,870)
Impairment	(26)	(1,856)	-	(1,882)	1,882	-
Discounts granted	(893)	(318)	-	(1,211)	1,211	-
Recovery of loans written off as loss	3,242	502	-	3,744	(3,744)	-
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	**54,676**	**19,853**	**9,483**	**84,012**	**10,055**	**94,067**
Other operating income (expenses)	**(37,202)**	**(13,410)**	**(2,387)**	**(52,999)**	**(5,389)**	**(58,388)**
Non-interest expenses [2]	(32,883)	(12,034)	(1,616)	(46,533)	(4,372)	(50,905)
Tax expenses for ISS, PIS and COFINS and Other	(4,319)	(1,376)	(771)	(6,466)	(1,545)	(8,011)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	**17,474**	**6,443**	**7,096**	**31,013**	**4,666**	**35,679**
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,017)	(13,663)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(244)	(389)
Net income	**10,923**	**5,441**	**5,858**	**22,222**	**(595)**	**21,627**
Total assets (*) - 01/01/2017	**909,779**	**585,088**	**116,401**	**1,427,084**	**(75,770)**	**1,351,314**
Total liabilities - 01/01/2017	**877,792**	**525,390**	**80,810**	**1,299,869**	**(80,939)**	**1,218,930**
(*) Includes:						
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Goodwill and Intangible assets, net	7,957	7,276	-	15,233	1,823	17,056

(1) Includes net interest and similar income and expenses of R$ 67,276, net gain (loss) on investment securities and derivatives of R$ 7,066 and foreign exchange results and exchange variation on transactions of abroad R$ 5,513.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,995).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 138

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2018			12/31/2017			01/01/2017		
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	22,991	3,640	26,631	23,411	3,331	26,742	22,974	2,124	25,098

	01/01 to 12/31/2018			01/01 to 12/31/2017			01/01 to 12/31/2016		
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations [(1) (2)]	108,362	22,955	131,317	131,689	17,883	149,572	155,030	19,954	174,984
Income related to insurance and private pension operations before claim and selling expenses, net of reinsurance	3,812	149	3,961	4,551	148	4,699	5,133	132	5,265
Banking service fees	33,211	3,598	36,809	31,296	3,152	34,448	29,061	2,857	31,918

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018

139

Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 140 Note 31 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 140

a) Transactions with related parties:

	Annual rate	ITAÚ UNIBANCO HOLDING				
		Assets / (Liabilities)		Revenue / (Expenses)		
		12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Loan operations		**144**	**96**	**187**	**6**	**-**
Alpargatas S.A.	2.5% to 6% / SELIC + 2.35% / CDI + 3.15%	49	96	3	6	-
Other	113% of CDI	95	-	184	-	-
Derivative financial instruments - assets and liabilities		**-**	**-**	**(138)**	**-**	**-**
Other		-	-	(138)	-	-
Deposits		**(70)**	**-**	**(9)**	**-**	**-**
Other	75% to 96% of CDI	(70)	-	(9)	-	-
Securities sold under repurchase agreements		**(29)**	**(48)**	**(3)**	**(5)**	**(19)**
Duratex S.A.	95% to 97.5% of CDI	(19)	(22)	(1)	(2)	(4)
Other	50.01% to 100.15% of CDI	(10)	(26)	(2)	(3)	(15)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		**(92)**	**(108)**	**46**	**39**	**28**
Olimpia Promoção e Serviços S.A.		(3)	(2)	(25)	(23)	(25)
Fundação Itaú Unibanco - Previdência Complementar		(98)	(106)	51	47	44
Other		9	-	20	15	9
Rental revenues (expenses)		**-**	**-**	**(46)**	**(62)**	**(59)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(36)	(49)	(44)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(7)	(11)	(13)
Other		-	-	(3)	(2)	(2)
Sponsorship expenses		**-**	**-**	**(31)**	**(10)**	**(6)**
Associação Cubo Coworking Itaú		-	-	(31)	(10)	(6)
Donation expenses		**-**	**-**	**(96)**	**(94)**	**(88)**
Instituto Itaú Cultural		-	-	(95)	(93)	(87)
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2016
Fees	(481)	(426)	(360)
Profit sharing	(258)	(244)	(251)
Post-employment benefits	(9)	(9)	(12)
Granting of the Share-based payment	(212)	(220)	(263)
Total	**(960)**	**(899)**	**(886)**

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 141

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 142 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, the institution has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established, each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long stress periods. It is monitored through the follow-up of liquidity ratios. · Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of portfolios, aimed at the low volatility of results and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 142

· Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 143 · Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses. · Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING the day-to-day for decision-making purposes are as follows: Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING is committed to do business that is good both for the client and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business. · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation; ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. 1. Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as interest rates, market default indicators, inflation, consumption variation, among others. For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 143

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 144 For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy on the provision and Economic scenarios Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis. These areas monitor the trends observed in expected credit loss by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default. Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in the credit policies. The provisions for expected losses are recognized considering the expected risk linked to contracts with similar characteristics and in anticipation of impairment signs, considering a loss horizon adequate to the remaining period of the contract termination. For contracts of products with no determined termination date, average results of impairment and default are used to determine the loss horizon. Additionally, information on economic scenarios and public information with internally developed information are used to determine and affect the expected credit loss, adjusting loss levels to expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING considers clients’ internal information, statistic models, days of default, and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for change of stage consider lower and higher internal ratings (quantitative criteria), in addition to a relative variation of ratings since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status of the agreement is determined, the classification in one of the three stages of credit deterioration is established. Based on this classification, rules for measurement of expected credit loss determined for each stage are used, as described in Note 2.4e. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 144

For Retail and middle business portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, which recognition is carried out after 45 overdue, due to the payment dynamics for product onlending.

For the Wholesale business portfolio, information on delay is considered in the rating assessment.

Default parameters are: 90 days with no payment record(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered reorganization.

(*) For mortgage loan portfolio, 180 days without payment record are considered.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2018			12/31/2017		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,027,193**	**303,535**	**1,330,728**	**967,703**	**263,711**	**1,231,414**
At Amortized Cost	756,993	237,766	994,759	702,672	203,057	905,729
Interbank deposits	6,239	20,181	26,420	6,367	22,681	29,048
Securities purchased under agreements to resell	279,353	783	280,136	243,917	790	244,707
Securities	90,234	20,161	110,395	101,365	10,059	111,424
Loan operations and lease operations (*)	345,501	190,590	536,091	327,501	170,218	497,719
Other financial assets	61,875	13,215	75,090	53,787	5,781	59,568
(-) Provision for Expected Loss	(26,209)	(7,164)	(33,373)	(30,265)	(6,472)	(36,737)
At Fair Value Through Other Comprehensive Income	9,089	40,234	49,323	14,722	37,427	52,149
Securities	9,089	40,234	49,323	14,722	37,427	52,149
At Fair Value Through Profit or Loss	261,111	25,535	286,646	250,309	23,227	273,536
Securities	252,819	10,361	263,180	238,200	12,493	250,693
Derivatives	8,292	15,174	23,466	12,109	10,734	22,843
Financial liabilities - provision for expected loss	3,355	437	3,792	4,513	409	4,922
Loan Commitments	2,289	312	2,601	2,681	334	3,015
Financial Guarantees	1,066	125	1,191	1,832	75	1,907
Off balance sheet	300,522	49,173	349,695	280,032	43,797	323,829
Financial Guarantees	53,443	12,662	66,105	60,062	10,427	70,489
Letters of credit to be released	10,747	-	10,747	9,214	-	9,214
Loan commitments	236,332	36,511	272,843	210,756	33,370	244,126
Mortgage loans	3,403	-	3,403	3,218	-	3,218
Overdraft accounts	110,454	-	110,454	93,284	-	93,284
Credit cards	120,862	2,961	123,823	109,196	2,679	111,875
Other pre-approved limits	1,613	33,550	35,163	5,058	30,691	35,749
Total	**1,324,360**	**352,271**	**1,676,631**	**1,243,222**	**307,099**	**1,550,321**

(*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 145

Amounts exposed to credit risk presented are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial collaterals and credit cards represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and they may be cancelled unilaterally.

As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loan Operations and Lease Operations

	12/31/2018	%	12/31/2017	%
Industry and commerce	115,225	21.5	107,201	21.5
Services	118,435	22.1	114,332	23.0
Other sectors	30,440	5.7	29,047	5.8
Individuals	271,991	50.7	247,139	49.7
Total	**536,091**	**100.0**	**497,719**	**100.0**

Other financial assets (*)

	12/31/2018	%	12/31/2017	%
Public sector	330,730	43.9	327,932	46.5
Services	92,562	12.3	84,191	11.9
Other sectors	23,072	3.1	19,804	2.8
Financial	306,556	40.7	273,747	38.8
Total	**752,920**	**100.0**	**705,674**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for loan and finance lease operations.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) are neither categorized nor managed by business sector.

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1.4.2 By type and classification of credit risk

Operations and lease operations

	12/31/2018															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations (*)	Loan commitments	Financial Guarantees	Total
Individuals	**177,488**	**174,666**	**1,014**	**353,168**	**17,029**	**6,784**	**-**	**23,813**	**18,047**	**687**	**-**	**18,734**	**212,564**	**182,137**	**1,014**	**395,715**
Credit card	65,227	110,435	-	175,662	8,489	5,719	-	14,208	4,539	594	-	5,133	78,255	116,748	-	195,003
Personal loans	14,125	64,201	1,014	79,340	4,427	1,064	-	5,491	10,991	93	-	11,084	29,543	65,358	1,014	95,915
Payroll loans	44,156	-	-	44,156	1,024	-	-	1,024	1,698	-	-	1,698	46,878	-	-	46,878
Vehicles	14,353	-	-	14,353	1,022	-	-	1,022	545	-	-	545	15,920	-	-	15,920
Mortgage loans	39,627	30	-	39,657	2,067	1	-	2,068	274	-	-	274	41,968	31	-	41,999
Corporate	**90,716**	**16,054**	**45,361**	**152,131**	**2,222**	**83**	**1,681**	**3,986**	**9,705**	**143**	**4,148**	**13,996**	**102,643**	**16,280**	**51,190**	**170,113**
Small and medium businesses	**57,099**	**40,105**	**2,472**	**99,676**	**5,875**	**1,834**	**69**	**7,778**	**5,838**	**185**	**94**	**6,117**	**68,812**	**42,124**	**2,635**	**113,571**
Foreign loans - Latin America	**134,323**	**29,090**	**10,842**	**174,255**	**11,768**	**2,969**	**395**	**15,132**	**5,981**	**243**	**29**	**6,253**	**152,072**	**32,302**	**11,266**	**195,640**
Total	**459,626**	**259,915**	**59,689**	**779,230**	**36,894**	**11,670**	**2,145**	**50,709**	**39,571**	**1,258**	**4,271**	**45,100**	**536,091**	**272,843**	**66,105**	**875,039**
%	59.0%	33.3%	7.7%	100.0%	72.8%	23.0%	4.2%	100.0%	87.7%	2.8%	9.5%	100.0%	61.3%	31.1%	7.6%	100.0%

	12/31/2017															
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations (*)	Loan commitments	Financial Guarantees	Total
Individuals	**161,364**	**159,533**	**1,016**	**321,913**	**13,032**	**4,420**	**-**	**17,452**	**18,989**	**776**	**-**	**19,765**	**193,385**	**164,729**	**1,016**	**359,130**
Credit card	57,073	102,180	-	159,253	6,027	3,353	-	9,380	4,313	697	-	5,010	67,413	106,230	-	173,643
Personal loans	12,290	57,339	1,016	70,645	3,108	1,065	-	4,173	11,897	79	-	11,976	27,295	58,483	1,016	86,794
Payroll loans	42,115	-	-	42,115	733	-	-	733	1,868	-	-	1,868	44,716	-	-	44,716
Vehicles	12,550	-	-	12,550	987	-	-	987	628	-	-	628	14,165	-	-	14,165
Mortgage loans	37,336	14	-	37,350	2,177	2	-	2,179	283	-	-	283	39,796	16	-	39,812
Corporate	**91,442**	**14,100**	**50,811**	**156,353**	**3,833**	**278**	**1,299**	**5,410**	**12,372**	**390**	**5,538**	**18,300**	**107,647**	**14,768**	**57,648**	**180,063**
Small and medium businesses	**47,132**	**33,203**	**2,229**	**82,564**	**6,001**	**1,638**	**74**	**7,713**	**7,157**	**254**	**54**	**7,465**	**60,290**	**35,095**	**2,357**	**97,742**
Foreign loans - Latin America	**117,448**	**25,867**	**9,069**	**152,384**	**13,028**	**3,527**	**371**	**16,926**	**5,921**	**140**	**28**	**6,089**	**136,397**	**29,534**	**9,468**	**175,399**
Total	**417,386**	**232,703**	**63,125**	**713,214**	**35,894**	**9,863**	**1,744**	**47,501**	**44,439**	**1,560**	**5,620**	**51,619**	**497,719**	**244,126**	**70,489**	**812,334**
%	58.5%	32.6%	8.9%	100.0%	75.5%	20.8%	3.7%	100.0%	86.1%	3.0%	10.9%	100.0%	61.2%	30.1%	8.7%	100.0%

(*) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 147

Other financial assets

	12/31/2018						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**4,326**	**4,335**	**4,129**	**-**	**-**	**918**	**197**
Government securities	**300,172**	**298,120**	**299,998**	**232**	**174**	**-**	**-**
Brazilian government	300,172	298,084	299,998	232	174	-	-
Other Public	-	36	-	-	-	-	-
Other countries	27,548	27,614	27,548	-	-	-	-
Argentina	1,129	1,121	1,129	-	-	-	-
United States	2,754	2,770	2,754	-	-	-	-
Mexico	2,378	2,378	2,378	-	-	-	-
Italy	115	115	115	-	-	-	-
Spain	2,411	2,411	2,411	-	-	-	-
Korea	1,385	1,385	1,385	-	-	-	-
Chile	8,211	8,204	8,211	-	-	-	-
Paraguay	1,530	1,602	1,530	-	-	-	-
Uruguay	652	656	652	-	-	-	-
Colombia	6,065	6,054	6,065	-	-	-	-
France	891	891	891	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	5	5	5	-	-	-	-
Corporate securities	**87,206**	**82,438**	**82,301**	**3,908**	**2,937**	**4,957**	**1,968**
Shares	9,607	9,145	9,295	515	310	195	2
Rural product note	4,003	3,855	3,848	-	-	326	155
Securitized real estate loans	10,926	10,419	10,436	55	55	793	435
Bank deposit certificate	2,145	2,145	2,145	-	-	-	-
Debentures	30,950	27,306	27,068	3,323	2,557	3,563	1,325
Eurobonds and other	6,895	6,950	6,895	-	-	-	-
Financial bills	19,724	19,724	19,724	-	-	-	-
Promissory notes	1,490	1,465	1,463	15	15	24	12
Others	1,466	1,429	1,427	-	-	56	39
Total	**419,252**	**412,507**	**413,976**	**4,140**	**3,111**	**5,875**	**2,165**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 148

	12/31/2017						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**3,513**	**3,351**	**3,345**	**-**	**-**	**784**	**168**
Government securities	**326,227**	**324,585**	**326,031**	**261**	**196**	**-**	**-**
Brazilian government	297,325	295,671	297,129	261	196	-	-
Other countries	28,902	28,914	28,902	-	-	-	-
Argentina	1,466	1,446	1,466	-	-	-	-
United States	1,666	1,684	1,666	-	-	-	-
Mexico	564	564	564	-	-	-	-
Denmark	1,951	1,951	1,951	-	-	-	-
Spain	2,937	2,937	2,937	-	-	-	-
Korea	1,944	1,944	1,944	-	-	-	-
Chile	9,761	9,765	9,761	-	-	-	-
Paraguay	1,807	1,922	1,807	-	-	-	-
Uruguay	828	824	828	-	-	-	-
Colombia	5,945	5,844	5,945	-	-	-	-
Other	33	33	33	-	-	-	-
Corporate securities	**79,344**	**75,240**	**75,486**	**1,510**	**1,109**	**7,857**	**2,749**
Shares	6,107	5,554	5,820	117	21	482	266
Rural product note	2,739	2,518	2,511	-	-	381	228
Securitized real estate loans	13,577	12,492	12,501	64	59	3,062	1,017
Bank deposit certificate	1,150	1,150	1,150	-	-	-	-
Debentures	23,758	21,584	21,569	1,255	969	3,892	1,220
Eurobonds and other	6,192	6,195	6,192	-	-	-	-
Financial bills	21,230	21,230	21,230	-	-	-	-
Promissory notes	3,614	3,597	3,596	-	-	40	18
Others	977	920	917	74	60	-	-
Total	**409,084**	**403,176**	**404,862**	**1,771**	**1,305**	**8,641**	**2,917**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 149

Other Financial Assets - Internal Classification by Level of Risk

12/31/2018					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Lower risk	306,556	103,157	284,896	49,323	743,932
Satisfactory	-	3,645	1,340	-	4,985
Higher risk	-	3,593	410	-	4,003
Total	**306,556**	**110,395**	**286,646**	**49,323**	**752,920**
%	**40.6**	**14.7**	**38.1**	**6.6**	**100.0**

(*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018.

12/31/2017					
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Lower risk	273,747	104,610	271,859	52,149	702,365
Satisfactory	-	338	1,278	-	1,616
Higher Risk	-	1,294	399	-	1,693
Total	**273,747**	**106,242**	**273,536**	**52,149**	**705,674**
%	**38.7**	**15.1**	**38.8**	**7.4**	**100.0**

(*) Includes Derivatives in the amount of R$ 22,843 at 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 150

1.4.3 Collateral held for loan and lease operations portfolio

	12/31/2018				12/31/2017			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**57,842**	**145,775**	**1,054**	**993**	**52,608**	**132,007**	**1,079**	**1,028**
Personal (1)	643	1,949	753	711	370	1,398	901	864
Vehicles (2)	15,173	35,266	298	280	13,618	34,368	177	163
Mortgage loans (3)	42,026	108,560	3	2	38,620	96,241	1	1
Small, medium businesses and corporate (4)	**112,508**	**293,724**	**13,870**	**10,267**	**115,731**	**339,892**	**11,032**	**8,537**
Foreign loans - Latin America (4)	**117,094**	**246,462**	**11,242**	**3,758**	**105,425**	**175,476**	**10,262**	**3,598**
Total	**287,444**	**685,961**	**26,166**	**15,018**	**273,764**	**647,375**	**22,373**	**13,163**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total credit and finance lease operations, R$ 222,481 (R$ 201,582 at 12/31/2017) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 151

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 657 (R$ 701 from 01/01 to 12/31/2017), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 152 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. Total assets repossessed in the period was R$ 657 (R$ 701 from 01/01 to 12/31/2017), mainly composed of real estate. 2. Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk of ITAÚ UNIBANCO HOLDING. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 152

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to December 31, 2018, the average total VaR in Historical Simulation was R$ 399.3 or 0.26% of total stockholders’ equity (R$ 409.9 or 0.28% of total stockholders’ equity 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 153 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see chapter Market Risk of the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies. From January 1 to December 31, 2018, the average total VaR in Historical Simulation was R$ 399.3 or 0.26% of total stockholders’ equity (R$ 409.9 or 0.28% of total stockholders’ equity 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 153

(Reais million)

	VaR Total - Historical Simulation							
	12/31/2018 [1]				12/31/2017 [1]			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group								
Interest rates	851.4	720.0	1,042.9	898.4	721.0	583.6	1,311.9	764.7
Currencies	24.7	12.7	45.2	37.3	20.4	6.5	50.2	11.9
Shares	39.2	23.6	58.5	50.1	45.4	38.5	54.9	46.4
Commodities	1.6	0.6	3.1	1.0	1.5	0.7	4.0	0.8
Effect of diversification				(605.3)				(451.5)
Total risk	**399.3**	**294.7**	**603.6**	**381.5**	**409.9**	**304.8**	**874.0**	**372.3**

(1) VaR by Group of Risk Factors considers information from foreign units.

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2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2018						12/31/2017					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**188,616**	**394,168**	**100,598**	**399,075**	**202,898**	**1,285,355**	**268,059**	**354,885**	**103,785**	**392,119**	**178,592**	**1,297,440**
Central Bank compulsory deposits	88,549	-	-	-	-	88,549	94,047	-	-	-	-	94,047
At amortized cost												
Interbank deposits	19,181	4,815	1,730	688	-	26,414	21,644	3,510	2,880	1,011	3	29,048
Securities purchased under agreements to resell	64,677	215,352	-	12	91	280,132	42,612	201,889	2	28	168	244,699
Securities	1,007	7,320	5,792	50,969	41,661	106,749	10,897	7,921	6,834	50,650	29,940	106,242
Loan and lease operations (1)	78,709	140,057	70,792	167,517	79,016	536,091	73,239	120,231	67,463	161,824	74,962	497,719
At fair value through other comprehensive income	1,915	4,743	4,026	21,649	16,990	49,323	1,088	2,476	6,102	23,415	19,068	52,149
At fair value through profit and loss												
Securities	19,140	17,810	15,945	154,171	56,114	263,180	16,554	15,855	17,103	147,805	51,630	248,947
Derivatives	3,987	4,071	2,313	4,069	9,026	23,466	7,978	3,003	2,360	6,681	2,821	22,843
Financial liabilities	**513,889**	**88,152**	**69,102**	**313,240**	**69,055**	**1,053,438**	**376,492**	**93,736**	**87,850**	**290,677**	**56,451**	**905,206**
At amortized cost												
Deposits	248,913	36,856	22,063	146,288	9,304	463,424	216,842	33,258	23,239	126,886	2,713	402,938
Securities sold under repurchase agreements	254,052	9,713	7,756	40,877	17,839	330,237	208,261	7,362	25,185	57,146	14,680	312,634
Interbank market debts	7,438	33,869	31,869	58,375	3,119	134,670	8,557	34,097	30,727	47,219	3,987	124,587
Institutional market debts	314	3,631	4,579	58,513	26,937	93,974	4,188	16,495	5,343	43,911	28,545	98,482
Capitalization plans	-	-	-	3,422	-	3,422	-	-	-	3,301	-	3,301
At fair value through profit and loss												
Derivatives	3,168	4,070	2,815	5,672	11,794	27,519	7,596	2,491	3,325	11,109	2,225	26,746
Structured notes	4	13	20	93	62	192	11	22	22	319	91	465
Difference asset/ liability (2)	(325,273)	306,016	31,496	85,835	133,843	231,917	(108,433)	261,149	15,935	101,442	122,141	392,234
Cumulative difference	**(325,273)**	**(19,257)**	**12,239**	**98,074**	**231,917**		**(108,433)**	**152,716**	**168,651**	**270,093**	**392,234**	
Ratio of cumulative difference to total interest-bearing assets	(25.3%)	(1.5%)	1.0%	7.6%	18.0%		(8.4%)	11.8%	13.0%	20.8%	30.2%	

(1) In the composition of balance there are operations designated at Fair Value Through Profit or Loss, in the amount of R$ 102 at 12/31/2017.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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2.1.2 Currency risk

Assets	12/31/2018			
	Dollar	Chilean Peso	Other	Total
Cash	15,399	1,523	9,930	26,852
Financial Assets	114,643	107,069	68,608	290,320
At Amortized Cost	76,855	90,125	57,571	224,551
Interbank deposits	8,060	1,736	10,385	20,181
Securities purchased under agreements to resell	217	428	138	783
Securities	19,803	-	358	20,161
Loan operations and lease operations	51,444	90,566	48,580	190,590
(-) Provision for Expected Loss	(2,669)	(2,605)	(1,890)	(7,164)
At Fair Value Through Other Comprehensive Income	21,785	9,616	8,833	40,234
Securities	21,785	9,616	8,833	40,234
At Fair Value Through Profit or Loss	16,003	7,328	2,204	25,535
Securities	8,486	296	1,579	10,361
Derivatives	7,517	7,032	625	15,174
Total assets	**130,042**	**108,592**	**78,538**	**317,172**

Liabilities	12/31/2018			
	Dollar	Chilean Peso	Other	Total
Financial Liabilities				
At Amortized Cost	157,204	95,183	62,650	315,037
Deposits	49,742	56,494	50,031	156,267
Securities sold under repurchase agreements	25,250	2,072	3,662	30,984
Interbank Market Debt	34,837	6,210	5,457	46,504
Institutional Market Debt	47,375	30,407	3,500	81,282
At Fair Value Through Profit or Loss	11,028	5,762	470	17,260
Derivatives	10,836	5,762	470	17,068
Structured notes	192	-	-	192
Total liabilities	**168,232**	**100,945**	**63,120**	**332,297**
Net position	**(38,190)**	**7,647**	**15,418**	**(15,125)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 156

Position of accounts subject to currency risk

Assets	12/31/2017			
	Dollar	Chilean Peso	Other	Total
Cash	4,958	2,527	2,990	10,475
Financial Assets	92,768	98,027	67,135	257,930
At Amortized Cost	60,143	80,785	56,348	197,276
Interbank deposits	8,473	469	13,739	22,681
Securities purchased under agreements to resell	196	-	594	790
Securities	9,605	-	454	10,059
Loan operations and lease operations	44,320	82,510	43,388	170,218
(-) Provision for Expected Loss	(2,451)	(2,194)	(1,827)	(6,472)
At Fair Value Through Other Comprehensive Income	19,963	10,881	6,583	37,427
Securities	19,963	10,881	6,583	37,427
At Fair Value Through Profit or Loss	12,662	6,361	4,204	23,227
Securities	8,615	158	3,720	12,493
Derivatives	4,047	6,203	484	10,734
Total assets	**97,726**	**100,554**	**70,125**	**268,405**

Liabilities	12/31/2017			
	Dollar	Chilean Peso	Other	Total
Financial Liabilities				
At Amortized Cost	107,730	87,857	56,587	252,174
Deposits	42,890	52,393	47,358	142,641
Securities sold under securities repurchase agreements	14,488	63	2,110	16,661
Interbank Market Debt	19,446	5,836	4,072	29,354
Institutional Market Debt	30,906	29,565	3,047	63,518
At Fair Value Through Profit or Loss	5,906	5,538	306	11,750
Derivatives	5,441	5,538	306	11,285
Structured notes	465	-	-	465
Total liabilities	**113,636**	**93,395**	**56,893**	**263,924**
Net position	**(15,910)**	**7,159**	**13,232**	**4,481**

2.1.3 Share Price Risk

The exposure to share price risk is disclosed in Note 7 related to financial assets - At Amortized Cost and Note 10, related to Financial Assets at Fair Value Through Other Comprehensive Income.

3. Liquidity risk

The institution's possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and that is responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by the independent validation, internal control and audit areas.

The liquidity management policies and respective limits are established based on prospective scenarios and top management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 157

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

- Different scenarios projected for changes in liquidity;
- Contingency plans for crisis situations;
- Reports and charts that describe the risk positions;
- Assessment of funding costs and alternative sources of funding;
- Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

3.1 Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total clients' funds, 39.2% or R$ 253.0 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from clients	12/31/2018			12/31/2017		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	248,913	463,424	-	216,842	402,938	
Demand deposits	72,581	72,581	11.2	68,973	68,973	11.1
Savings deposits	136,865	136,865	21.2	119,980	119,980	19.3
Time deposits	37,784	251,300	38.9	27,798	211,800	34.0
Other	1,683	2,678	0.4	91	2,185	0.4
Funds from acceptances and issuance of securities (1)	2,285	111,566	17.3	6,820	107,581	17.3
Funds from own issue (2)	1,831	21,417	3.3	2,570	58,837	9.5
Subordinated debt	2	49,313	7.6	1,315	52,696	8.5
Total	**253,031**	**645,720**	**100.0**	**227,547**	**622,052**	**100.0**

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2018, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 158.6 billion and accounted for 62.7% of the short term redeemable obligations, 24.6% of total funding, and 15.8% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2018 %	12/31/2017 %
Net assets (1) / funds within 30 days (2)	62.7	72.2
Net assets (1) / total funds (3)	24.6	26.4
Net assets (1) / total financial assets (4)	15.8	17.6

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 1,001,240 (R$ 933,686 at 12/31/2017).

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Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows except for derivatives	**12/31/2018**					**12/31/2017**				
Financial assets [(1)]	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**
Cash and deposits on demand	**37,159**	**-**	**-**	**-**	**37,159**	**18,749**	**-**	**-**	**-**	**18,749**
Interbank investments	**115,278**	**182,606**	**468**	**322**	**298,674**	**93,218**	**173,663**	**673**	**508**	**268,062**
Securities purchased under agreements to resell – Funded position [(2)]	45,335	-	-	-	45,335	38,833	-	-	-	38,833
Securities purchased under agreements to resell – Financed position	50,741	175,857	-	10	226,608	31,238	167,061	-	-	198,299
Interbank deposits [(4)]	19,202	6,749	468	312	26,731	23,147	6,602	673	508	30,930
Securities	**82,144**	**17,255**	**17,853**	**98,531**	**215,783**	**110,667**	**24,960**	**16,717**	**76,923**	**229,267**
Government securities - available	72,026	292	292	5,315	77,925	103,447	152	232	5,052	108,883
Government securities – subject to repurchase commitments	52	6,321	12,671	32,811	51,855	203	15,677	9,107	19,270	44,257
Private securities - available	10,066	9,406	4,185	49,003	72,660	7,007	8,577	5,541	45,885	67,010
Private securities – subject to repurchase commitments	-	1,236	705	11,402	13,343	10	554	1,837	6,716	9,117
Derivative financial instruments	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**	**7,978**	**5,363**	**2,756**	**6,746**	**22,843**
Net position	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**	**7,978**	**5,363**	**2,756**	**6,746**	**22,843**
Swaps	705	1,132	2,881	8,331	13,049	189	1,258	1,661	6,082	9,190
Option	1,167	1,890	975	183	4,215	430	1,748	865	294	3,337
Forward (onshore)	893	942	-	-	1,835	6,529	382	-	-	6,911
Other derivative financial instruments	1,222	2,420	213	512	4,367	830	1,975	230	370	3,405
Loan and lease operations portfolio [(3)]	**68,829**	**166,503**	**88,138**	**241,919**	**565,389**	**57,505**	**152,660**	**71,107**	**201,881**	**483,153**
Total financial assets	**307,397**	**372,748**	**110,528**	**349,798**	**1,140,471**	**288,117**	**356,646**	**91,253**	**286,058**	**1,022,074**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 5,120 (R$ 3,664 at 12/31/2017) which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017).

(4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 159

Undiscounted future flows except for derivatives	12/31/2018					12/31/2017				
Financial liabilities	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Deposits	**246,729**	**62,909**	**16,674**	**191,131**	**517,443**	**222,782**	**61,672**	**16,500**	**152,961**	**453,915**
Demand deposits	72,581	-	-	-	72,581	68,973	-	-	-	68,973
Savings deposits	136,865	-	-	-	136,865	119,980	-	-	-	119,980
Time deposit	35,450	62,185	16,647	190,984	305,266	33,114	60,272	16,445	152,903	262,734
Interbank deposits	1,830	724	27	147	2,728	712	1,400	55	58	2,225
Other deposits	3	-	-	-	3	3	-	-	-	3
Compulsory deposits	**(39,116)**	**(15,228)**	**(3,831)**	**(35,973)**	**(94,148)**	**(40,538)**	**(18,197)**	**(4,644)**	**(35,458)**	**(98,837)**
Demand deposits	(5,600)	-	-	-	(5,600)	(4,790)	-	-	-	(4,790)
Savings deposits	(24,695)	-	-	-	(24,695)	(26,008)	-	-	-	(26,008)
Time deposit	(8,821)	(15,228)	(3,831)	(35,973)	(63,853)	(9,740)	(18,197)	(4,644)	(35,458)	(68,039)
Securities sold under repurchase agreements (1)	**275,395**	**16,557**	**10,933**	**42,349**	**345,234**	**232,970**	**35,234**	**30,404**	**39,444**	**338,052**
Government securities	232,776	2,856	7,353	38,752	281,737	202,545	3,197	8,260	27,680	241,682
Private securities	10,910	13,701	3,580	3,597	31,788	8,020	31,348	22,144	11,764	73,276
Foreign	31,709	-	-	-	31,709	22,405	689	-	-	23,094
Funds from acceptances and issuance of securities (2)	**2,189**	**32,950**	**39,077**	**53,626**	**127,842**	**7,093**	**43,463**	**21,325**	**52,837**	**124,718**
Borrowing and onlending (3)	**6,304**	**45,668**	**11,541**	**11,840**	**75,353**	**3,975**	**37,132**	**9,839**	**19,807**	**70,753**
Subordinated debt (4)	**154**	**2,658**	**6,264**	**52,453**	**61,529**	**1,061**	**13,402**	**2,054**	**49,454**	**65,971**
Derivative financial instruments	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**	**7,596**	**5,816**	**4,877**	**8,457**	**26,746**
Net position	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**	**7,596**	**5,816**	**4,877**	**8,457**	**26,746**
Swaps	923	3,002	4,687	10,742	19,354	65	2,364	3,747	7,516	13,692
Option	883	1,935	823	288	3,929	332	1,299	889	273	2,793
Forward (onshore)	470	-	-	-	470	6,272	-	-	-	6,272
Other derivative financial instruments	892	1,948	162	764	3,766	927	2,153	241	668	3,989
Total financial liabilities	**494,823**	**152,399**	**86,330**	**327,220**	**1,060,772**	**434,939**	**178,522**	**80,355**	**287,502**	**981,318**

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 160

Off balance sheet	12/31/2018					12/31/2017				
	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees	1,305	17,314	5,509	41,977	66,105	1,749	17,563	5,451	45,726	70,489
Commitments to be released	110,909	25,977	5,796	130,161	272,843	98,310	27,857	7,307	110,652	244,126
Letters of credit to be released	10,747	-	-	-	10,747	9,214	-	-	-	9,214
Contractual commitments - Fixed assets and Intangible (Notes 13 and 14)	-	405	273	-	678	-	432	460	273	1,165
Total	**122,961**	**43,696**	**11,578**	**172,138**	**350,373**	**109,273**	**45,852**	**13,218**	**156,651**	**324,994**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 161

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

I - Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Composition of Referential Equity

	12/31/2018	12/31/2017
Stockholders' equity attributable to controlling interests	131,757	126,924
Non-controlling interests	12,276	11,942
Change in interest in subsidiaries in a capital transaction	98	1,482
Consolidated Stockholders' Equity (BACEN)	**144,131**	**140,348**
Common Equity Tier I Prudential Adjustments	(20,773)	(17,952)
Common Equity Tier I	**123,358**	**122,396**
Instruments Eligible to Comprise Additional Tier I	7,701	-
Additional Tier I Prudential Adjustments	95	57
Additional Tier I Capital	**7,796**	**57**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**131,154**	**122,453**
Instruments Eligible to Comprise Tier II	15,778	19,723
Tier II Prudential Adjustments	96	76
Tier II	**15,874**	**19,799**
Referential Equity (Tier I + Tier II)	**147,028**	**142,252**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 162

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2018 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 1 2012 2019 110% of CDI 2 12 11.96% 26 101 IPCA + 4.7% to 6.3% 187 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 44 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4,595 20 IGPM + 4.63% 29 2,470 Total 4 ,902 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,881 1,000 2010 2021 5.75% 3,987 730 2011 2021 5,75% to 6,20% 2 ,839 550 2012 2021 6.20% 2,131 2,600 2012 2022 5,50% to 5,65% 10,256 2012 2023 7,209 1,851 5.13% 7,721 Total 3 0,303 Total 35,205 Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation As From January 1, (1) 2017 2018 2019 Common Equity Tier I 4.5% 4.5% 4.5% Tier I 6.0% 6.0% 6.0% Total Capital 9.25% 8.625% 8.0% Additional Common Equity Tier I (ACP) 1.50% 2.375% 3.5% Conservation 1.25% 1.875% 2.5% (2) 0% 0% 0% Countercyclical (3) 0.25% 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.0% 6.875% 8.0% Total Capital + ACP 10.75% 11.0% 11.5% Prudential Adjustments Deductions 80% 100% 100% (1) Requirements in force as from January 1, 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical additional, the new Countercyclical percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product (GDP). Systemic III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 163 The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk- weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35,206. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 12/31/2018 Subordinated financial bills - BRL 2 2011 2019 109% to 109.7% of CDI 4 1 2012 2019 110% of CDI 2 12 11.96% 26 101 IPCA + 4.7% to 6.3% 187 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 44 6 2011 2021 109.25% to 110.5% of CDI 13 2 ,307 2012 2022 IPCA + 5.15% to 5.83% 4,595 20 IGPM + 4.63% 29 2,470 Total 4 ,902 Subordinated euronotes - USD 990 2010 2020 6.20% 3 ,881 1,000 2010 2021 5.75% 3,987 730 2011 2021 5,75% to 6,20% 2 ,839 550 2012 2021 6.20% 2,131 2,600 2012 2022 5,50% to 5,65% 10,256 2012 2023 7,209 1,851 5.13% 7,721 Total 3 0,303 Total 35,205 Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING. II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation As From January 1, (1) 2017 2018 2019 Common Equity Tier I 4.5% 4.5% 4.5% Tier I 6.0% 6.0% 6.0% Total Capital 9.25% 8.625% 8.0% Additional Common Equity Tier I (ACP) 1.50% 2.375% 3.5% Conservation 1.25% 1.875% 2.5% (2) 0% 0% 0% Countercyclical (3) 0.25% 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.0% 6.875% 8.0% Total Capital + ACP 10.75% 11.0% 11.5% Prudential Adjustments Deductions 80% 100% 100% (1) Requirements in force as from January 1, 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical additional, the new Countercyclical percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Domestic Product (GDP). Systemic III - Risk-Weighted Assets (RWA) For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 163

	12/31/2018	12/31/2017
Credit risk (RWA_{CPAD})[1]	714,969	660,516
Market risk (RWA_{MINT})[2]	30,270	32,915
Operacional risk ($RWAP_{OPAD}$)[3]	72,833	63,277
Total risk-weighted assets	**818,072**	**756,708**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively.

a) Credit Risk

Exposure Weighted by Credit Risk (RWA_{CPAD})

	12/31/2018	12/31/2017
Exposure Weighted by Credit Risk (RWA_{CPAD})	**714,969**	**660,516**
Marketable securities	40,276	45,629
Loan Operations - Retail	124,356	114,141
Loan Operations - Non-Retail	256,958	240,816
Joint Liabilities - Retail	140	172
Joint Liabilities - Non-Retail	43,288	45,405
Loan Commitments - Retail	33,871	31,058
Loan Commitments - Non-Retail	10,673	9,017
Derivatives – Future potential gain	4,193	5,457
Agency Transition	3,330	-
Other exposures	197,884	168,821

b) Market Risk

	12/31/2018 [1]	12/31/2017
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**37,838**	**32,893**
Operations subject to interest rate variations	**30,286**	**31,076**
Fixed rate denominated in reais	2,026	6,119
Foreign exchange coupons	19,633	17,153
Price index coupon	8,627	7,804
Operations subject to commodity price variation	**389**	**361**
Operations subject to stock price variation	**362**	**239**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**6,801**	**1,217**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) [1] (a)	**30,270**	**26,314**
Market Risk Weighted Assets calculated based on internal methodology (b)	**22,871**	**32,915**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(7,568)**	**-**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**30,270**	**32,915**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At December 31, 2018, RWAMINT totaled R$ 30,270, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 22,871.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 164

c) Operational Risk

	12/31/2018	12/31/2017
Operational Risk-Weighted Assets (RWA_{OPAD})	**72,833**	**63,277**
Retail	12,822	11,870
Commercial	26,214	24,857
Corporate finance	2,697	2,663
Negotiation and sales	11,736	7,434
Payments and settlement	8,282	7,532
Financial agent services	4,343	3,893
Asset management	6,715	5,010
Retail brokerage	24	18

IV - Capital Adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – conducted for the base date December 2017 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 18% on December 31, 2018, with a reduction of 0.8 percentage points in relation to December 31, 2017, mainly due to the payment of additional dividends related to the 2017 net income.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus in relation to the minimum Referential Equity required in the amount of R$ 76,469 million, higher than the ACP of R$ 19,429 million, widely covered by the available capital.

	12/31/2018				12/31/2017			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	36,813	123,358	4.5%	15.1%	34,052	122,396	4.5%	16.2%
Additional Tier I Capital	-	7,796	-	-	-	57	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**49,084**	**131,154**	**6.0%**	**16.0%**	**45,402**	**122,453**	**6.0%**	**16.2%**
Tier II	-	15,874	-	-	-	19,799	-	-
Referential Equity (Tier I + Tier II)	**70,559**	**147,028**	**8.625%**	**18.0%**	**69,995**	**142,252**	**9.25%**	**18.8%**
Amount Required for Additional Common Equity Tier I (ACP)	19,429		2.375%		11,351		1.5%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2018 , fixed assets ratio reached 25.9%, showing a surplus of R$ 35,447 million.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 165

V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 166 V - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities. This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemically Important Banks. VI – Leverage Ratio The Leverage Ratio is defined as the rate between Capital Tier I and Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions provided by BACEN Circular Letter 3,706, of May 5, 2015, since October 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, and the basis was established as the ratio behavior observation period since its implementation in 2011 until 2017. More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Reports” / Pillar 3 and Global Systemically Important Banks. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies. The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk. ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 166

II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 167 II – Risks of Insurance and Private Pension ITAÚ UNIBANCO HOLDING offers its products to clients through bancassurance or direct distribution. Life, accident, credit life and multiple peril insurance products are mainly distributed by bancassurance operation. Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial and behaviorall. · Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a financial guarantee pre- established in an agreement, and this risk is considered insurance risk · Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 167

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity analysis	Impact in Results and Stockholders' Equity (1)			
	12/31/2018 (2)		12/31/2017	
	Private Pension	Insurance Net of reinsurance	Private Pension	Insurance Net of reinsurance
Mortality Rates				
5% increase	15	(1)	24	-
5% decrease	(16)	(1)	(25)	(1)
Risk-free Interest Rates				
0.1% increase	30	8	26	5
0.1% decrease	(44)	(8)	(27)	(5)
Conversion in Income Rates				
5% increase	(14)	-	(13)	-
5% decrease	14	-	13	-
Claims				
5% increase	-	(37)	-	(36)
5% decrease	-	37	-	36

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 12/31/2018, since the actuarial calculations are made semi-annually.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 168

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

At December 31, 2017, the production of DPVAT arises from interests that ITAÚ UNIBANCO HOLDING's insurance companies hold in Seguradora Líder dos Consórcios de DPVAT.

	01/01 to 12/31/2018			01/01 to 12/31/2017			01/01 to 12/31/2016		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Property and casualty									
Mandatory personal injury caused by motor vehicle (DPVAT)	-	-	0.0	24	24	100.0	37	37	100.0
Extended warranty	-	-	0.0	-	-	0.0	112	112	100.0
Individuals									
Group accident insurance	690	689	99.9	667	666	99.8	780	776	99.5
Individual accident	275	280	101.8	290	289	99.8	224	212	94.8
Credit life	881	879	99.8	623	621	99.7	570	570	100.0
Group life	934	937	100.3	1,001	990	98.9	1,278	1,234	96.5

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 169

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (*VaR*), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

Class	12/31/2018		12/31/2017	
	Account balance	DV01	Account balance	DV01
Government securities				
NTN-C	5,096	(2.70)	4,936	(2.87)
NTN-B	6,091	(7.17)	5,343	(6.78)
LTN	-	-	279	(0.09)
Private securities				
Indexed to IPCA	259	(0.06)	336	(0.10)
Indexed to PRE	10	-	31	-
Floating assets	**4,085**	**-**	**5,132**	
Under agreements to resell	**5,575**	**-**	**6,856**	

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 170

b) Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2018			12/31/2017		
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,111	56.7	12.6	1,882	24.7	12.0
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	927	48.0	18.5	985	20.4	18.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	562	99.2	32.3	565	70.6	26.2
Subtotal	**Subtotal**	**3,600**			**3,432**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	98	128.4	75.9	95	116.8	78.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	13	-	11.0	16	-	9.7
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	43	-	11.0	37	-	9.8
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	25	15.4	11.0	28	17.0	9.7
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	310	-	11.0	275	-	9.8
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,820	120.4	71.4	2,404	116.8	79.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	187,908	182.0	28.2	169,149	197.2	38.9
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	4,815	209.0	91.7	4,454	-	95.1
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	948	165.5	91.7	737	116.8	95.1
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	607	208.8	91.5	605	116.8	95.0
Subtotal	**Subtotal**	**197,587**			**177,800**		
Total technical reserves	**Total backing assets**	**201,187**			**181,232**		

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 171

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 78.13% (45.07% at 12/31/2017) and Munich Re do Brasil with 5.08% (53.80% at 12/31/2017). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance 30% and IRB Brasil Resseguros with 30%. At 12/31/2017 reinsurance premiums were entirely represented by Munich Re do Brasil with 70% and General Reinsurance AG with 30%. II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 172 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of regulatory authority of reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 78.13% (45.07% at 12/31/2017) and Munich Re do Brasil with 5.08% (53.80% at 12/31/2017). - Social Security Operations: related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance 30% and IRB Brasil Resseguros with 30%. At 12/31/2017 reinsurance premiums were entirely represented by Munich Re do Brasil with 70% and General Reinsurance AG with 30%. II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulation. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 172

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

Internal rating	12/31/2018			
	Financial Assets at Amortized Cost			
	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Total
Lower risk	8,247	28,969	179,771	216,987
Satisfactory	-	-	2	2
Higher Risk	-	-	-	-
Total	**8,247**	**28,969**	**179,773**	**216,989**
%	**3.8**	**13.3**	**82.9**	**100.0**

(*) Includes Derivatives in the amount of R$ 449 million.

Internal rating	12/31/2017			
	Financial Assets at Amortized Cost			
	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Total
Lower risk	7,558	27,719	168,006	203,283
Satisfactory	-	-	4	4
Higher Risk	-	-	25	25
Total	**7,558**	**27,719**	**168,035**	**203,312**
%	**3.5**	**13.9**	**82.6**	**100.0**

(*) Includes Derivatives in the amount of R$ 194 million.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 | 173

Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 - Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 174 Note 33 – Supplementary information a) Acquisition of minority interest in Edenred Participações S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments. In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 - Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2018 174